82-3172

DBS GROUP HOLDINGS

03 NOV -6 AM 7:21

October 31, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03037207

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the nine months ended September 30, 2003.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

enc.

Hlc/jw
F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\31 oct 03\finance result.doc

dlw 11/7

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders

03 NOV -6 AM 7:21

The Board of Directors of DBS Group Holdings Ltd ("DBSH") announces the following:

1. UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED

	DBSH GROUP							
	9 Mths 2003	9 Mths 2002	Incr/ (Decr)	3rd Qtr 2003	2nd Qtr 2003	Incr/ (Decr)	3rd Qtr 2002	Incr/ (Decr)
	S$'M	S$'M	%	S$'M	S$'M	%	S$'M	%
Interest income	2,715	3,376	(19.6)	911	892	2.1	1,091	(16.5)
Less: Interest expense	968	1,373	(29.5)	323	332	(2.7)	421	(23.3)
Net interest income	1,747	2,003	(12.8)	588	560	5.0	670	(12.2)
Fee and commission income	633	607	4.3	259	214	21.0	201	28.9
Dividends	41	23	78.3	16	21	(23.8)	6	166.7
Rental income	25	24	4.2	9	7	28.6	12	(25.0)
Other income	699	435	60.7	241	182	32.4	139	73.4
Income before operating expenses	3,145	3,092	1.7	1,113	984	13.1	1,028	8.3
Less: Staff costs	648	685	(5.4)	219	210	4.3	220	(0.5)
Other operating expenses	711	693	2.6	239	249	(4.0)	232	3.0
Goodwill amortisation	320	206	55.3	107	107	-	69	55.1
Operating expenses before provisions	1,679	1,584	6.0	565	566	(0.2)	521	8.4
Operating profit before provisions	1,466	1,508	(2.8)	548	418	31.1	507	8.1
Less: Provision for possible loan losses and diminution in value of other assets	459	389	18.0	154	187	(17.6)	162	(4.9)
Operating profit	1,007	1,119	(10.0)	394	231	70.6	345	14.2
Add: Share of profits less losses of associated and joint venture companies	33	38	(13.2)	11	10	10.0	11	-
Net profit before taxation	1,040	1,157	(10.1)	405	241	68.0	356	13.8
Less: Taxation	257	274	(6.2)	96	53	81.1	94	2.1
Share of taxation of associated and joint venture companies	7	11	(36.4)	3	2	50.0	4	(25.0)
Net profit after taxation	776	872	(11.0)	306	186	64.5	258	18.6
Less: Minority interests	43	106	(59.4)	15	15	-	32	(53.1)
Net profit attributable to members	733	766	(4.3)	291	171	70.2	226	28.8

2. SELECTED BALANCE SHEET DATA

	DBSH			DBSH GROUP		
	Sep 30 2003	Dec 31 2002	Sep 30 2002	Sep 30 2003	Dec 31 2002	Sep 30 2002
	S$'M	S$'M	S$'M	S$'M	S$'M	S$'M
(a) **ASSETS**						
Total assets	6,762	6,950	5,451	160,231	149,445	148,315
Customer loans and advances including bills receivable [1/]	-	-	-	63,902	60,709	63,442
Subsidiary companies	6,759	6,947	5,451	-	-	-
(b) **LIABILITIES**						
Deposits and other accounts of customers	-	-	-	107,056	101,315	100,419
Deposits and balances of banks and agents	-	-	-	8,802	4,877	7,514
Subordinated term debts (unsecured)						
- due within one year	-	-	-	26	24	24
- due after one year	-	-	-	5,731	5,762	5,887
Borrowings and debt securities [2/]						
- due within one year	-	-	-	2,808	1,975	1,953
- due after one year	-	-	-	2,991	2,934	2,806
(c) **CAPITAL AND RESERVES**						
Paid-up preference share capital	86	86	86	86	86	86
Issued and paid-up ordinary share capital	1,470	1,469	1,469	1,470	1,469	1,469
Ordinary shareholders' funds	6,668	6,860	5,355	14,316	13,932	13,646
Total (ordinary and preference) shareholders' funds	6,754	6,947	5,441	14,875	14,492	14,196

Notes:

1/ After deducting cumulative provisions.

2/ Includes secured amount of S$1,502 million as at September 30, 2003 (December 31, 2002: S$1,409 million; September 30, 2002: S$1,392 million). These are mainly secured by properties and securities.

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) DBS Group Holdings ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Financial Reporting Standards ("FRS").

(b) The Monetary Authority of Singapore revised MAS 605 during the third quarter of 2003, allowing for the measurement of trading book positions at fair value. Following the revision, DBSH Group revised its classification guidelines to provide a clear classification and measurement of its trading and investment securities.

With the revision, all trading securities are now measured at market value. The accounting policy change has been applied retroactively, and the comparable financial results for the Group have been restated to conform to the new accounting policy.

(c) DBSH Group's operating profit before goodwill amortisation and provisions in the first 9 months of 2003 ("9 Months 2003") was S$1.786 billion, an increase of 4.2% over the same period in 2002. The improved year-on-year performance was principally due to an increase in non-interest income. After goodwill amortisation of S$320 million and provision charge of S$459 million, net profit attributable to members declined by 4.3% to S$733 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 43.2% compared to 44.6% for the same period last year.

Compared to second quarter 2003 ("2nd Qtr 2003"), operating profit before goodwill amortisation and provisions increased by 24.8% mainly due to higher income earned in third quarter 2003 ("3rd Qtr 2003"). After taking into account provision charge of S$154 million, net profit attributable to members showed a significant increase of 70.2%. Cost-to-income ratio (excluding goodwill amortisation) improved to 41.2% in 3rd Qtr 2003 from 46.6% in 2nd Qtr 2003.

Without the accounting policy change, NPAM for 9 Months 2003 would have been S$742 million, or a 1% increase over the S$735 million NPAM for 9 Months 2002 as previously reported.

(d) Net interest income for 9 Months 2003 fell 12.8% to S$1.747 billion over the same period in 2002. The decrease was mainly due to the low interest rate environment and the narrower spreads on loans. Net interest margin was 1.76% for 9 Months 2003 compared to 2.00% for 9 Months 2002.

Compared to the 2nd Qtr 2003, net interest income increased to S$588 million in the 3rd Qtr 2003, due to the improvement in net interest margin as well as higher volume of interest bearing assets. Net interest margin was 1.72% for 3rd Qtr 2003. Although interest rates remained low, the Singapore dollar interbank rate was higher in the 3rd Qtr 2003 compared to 2nd Qtr 2003. Average interest yield on debt securities was also higher in the 3rd Qtr 2003.

(e) Fee and commission income in 9 Months 2003 increased by 4.3% to S$633 million over the same period in 2002. The increase was contributed by higher stockbroking fees following a surge in trading volume in the equity market in the 3rd Qtr 2003 and higher loan related earnings from increased syndicated loan activities.

Compared to 2nd Qtr 2003, fee and commission income rose 21% to S$259 million in 3rd Qtr 2003. Most categories of fee and commission income continued to register increases reflecting stronger economic activity.

Other income for 9 Months 2003 increased significantly by 60.7% to S$699 million as compared to 9 Months 2002. For 3rd Qtr 2003, other income was S$59 million higher than 2nd Qtr 2003. The respective increases were due to higher gains from interest rate trading and customer-related derivatives business, as well as the sale of investment products.

The Group actively manages its portfolio of fixed income securities, including its holdings of Singapore government securities with the use of corresponding financial derivatives for dynamic hedging. During the third quarter, the Group recorded a S$135 million loss on trading Singapore government securities which however, was offset by gains from financial derivatives that were transacted to hedge the interest rate risks from the fixed income portfolio.

(f) Excluding goodwill amortisation, year-on-year ("YOY") operating expenses declined by 1.4%.

Staff costs showed a 5.4% decrease of S$37 million largely due to staff reduction resulting from outsourcing certain technology-related functions in the Group and headcount reduction arising from rationalisation of workflow and businesses. The increase in technology-related expenses was mainly due to investments in new systems, enhancing capacity to meet customer demands and payment of outsourcing fees. YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 43.2% for 9 Months 2003 compared to 44.6% for the same period in 2002.

Third quarter operating expenses (excluding goodwill amortisation) were virtually flat compared to 2nd Qtr 2003. The increase in staff costs was attributable to accrual of performance related bonuses, but this was offset by decline in other operating expenses. Cost-to-income ratio (excluding goodwill amortisation) was 41.2% in 3rd Qtr 2003.

(g) On January 10, 2003, DBS Bank Ltd exercised its call option on the minority shareholders of DBS Diamond Holdings Limited ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owned 100% of Dao Heng Bank Group Limited. Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation in 9 Months 2003 increased when compared to 9 Months 2002.

On September 11, 2003, DBS Bank Ltd purchased the remaining 336,175,960 ordinary shares in DBS Vickers Securities Holdings Pte Ltd ("DBSV"). As a result, DBS Bank Ltd's equity interest in DBSV increased from 59.5% to 100%. Goodwill of S$108 million arising from the acquisition of the remaining 40.5% interest in DBSV is amortised over a period of 8 years. The pro-rata contribution to the DBSH Group's profit and loss account, however, is deemed not material for inclusion in this reporting period.

(h) Total provision charge was S$459 million for 9 Months 2003. Approximately 74% of the total charge was loan-related.

Higher general provisions were made in 9 Months 2003 following an increase in customer loans outstanding. This increase contrasts with 9 Months 2002 where customer loans outstanding declined from year-end and general provision reserves were released.

Compared to 2nd Qtr 2003, total provision charge was lower by S$33 million. In 2nd Qtr 2003, provision charge was set aside for properties and other assets of Singapore and Hong Kong in view of the weak economic conditions prevailing for most of the quarter.

(i) The volume of non-performing loans ("NPLs") fell slightly to S$4.1 billion at the end of September 2003. Approximately S$1.6 billion of restructured NPLs continues to be included in the total volume of NPLs.

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.7% at the end of September 2003, helped in part by a higher non-bank loan base.

The NPL rate for Hong Kong operations was 3.3% at the end of September 2003. The Group's Hong Kong credit card business recorded a 1.8% delinquent loan rate for 90 days past due. The net charge-off rate for 9 Months 2003 was 11.8%, down from the 12% rate for the first 6 months of 2003. The relatively high charge-off rate reflects the high unemployment rate and number of personal bankruptcy filings.

As at end September 2003, the classification of non-performing loans into substandard, doubtful and loss categories was virtually unchanged compared to end December 2002.

Total cumulative specific and general provisions at the end of September 2003 was 121.7% of unsecured NPLs, and 62.9% of total NPLs.

(j) At the end of September 2003, total assets was S$160.2 billion. Compared to end December 2002, customer loans increased by 5.3% to S$63.9 billion despite limited loan demand in a highly competitive environment. The increase in loans arose from "manufacturing", "general commerce" and "financial institutions, investment & holding companies" sectors. Customer deposits increased by 5.7% to S$107.1 billion. The Group's loan-to-deposit ratio at the end of September 2003 was 59.7%. Adjusted for DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits would be 77.6%.

(k) At the end of September 2003, the total Capital Adequacy Ratio for the DBSH Group, measured according to the Bank for International Settlements guidelines was 15.2%.

(l) There is no material adjustment for under or overprovision of tax in respect of prior years.

4. OTHER INFORMATION

	DBSH			DBSH GROUP		
	9 Mths 2003	9 Mths 2002	Incr/ (Decr) (%)	9 Mths 2003	9 Mths 2002	Incr/ (Decr) (%)
(a) **Depreciation** (S$'M)	-	-	-	137	130	5.4
(b) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds** (%) [3/]	2.40	#	NM	6.65	7.34	(9.4)
(c) **Net profit as a percentage of average total assets** (%) [3/]	2.40	#	NM	0.63	0.68	(7.4)
(d) **Net asset backing per ordinary share** (S$)						
(i) Based on existing ordinary share capital	4.53	3.64	24.5	9.74	9.27	5.1
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.34	3.50	24.0	9.56	9.13	4.7
(e) **Earnings per ordinary share** (S$)						
(i) Basic (Based on existing ordinary share capital) [3/]	0.10	#	NM	0.65	0.69	(5.8)
(ii) Diluted [3/]	0.10	#	NM	0.63	0.66	(4.5)

Notes:
1/ NM: Not Meaningful
2/ # : Insignificant
3/ Annualised

(f) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between July 1, 2003 and September 30, 2003	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		Sep 30, 2003	Sep 30, 2002
Conversion of non-voting CPS	3,782	19,605,059	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	-	47,000,116	36,071,477

5. INTERIM DIVIDEND

Dividends are declared semi-annually by the Board following the financial results announcements for the half year and full year. No dividend has been declared for the quarter ended September 30, 2003.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

OCTOBER 31, 2003
SINGAPORE

For more information on the above announcement, visit our website at www.dbs.com

DBS

PERFORMANCE SUMMARY

UNAUDITED FINANCIAL RESULTS
FOR THE THIRD QUARTER ENDED
SEPTEMBER 30, 2003

Contents

Page

Financial Highlights

DBS Group Holdings ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Financial Reporting Standards ("FRS").

	9 Mths 2003 S$'m	9 Mths 2002 S$'m	3rd Qtr 2003 S$'m	2nd Qtr 2003 S$'m	3rd Qtr 2002 S$'m
For the period					
Income before operating expenses	**3,145**	3,092	**1,113**	984	1,028
Operating profit before goodwill amortisation and provisions	**1,786**	1,714	**655**	525	576
Operating profit before provisions	**1,466**	1,508	**548**	418	507
Net profit before taxation	**1,040**	1,157	**405**	241	356
Net profit attributable to members	**733**	766	**291**	171	226
Net profit attributable to members (excluding goodwill amortisation)	**1,053**	972	**398**	278	295
At period-end					
Shareholders' funds	**14,875**	14,196	**14,875**	14,767	14,196
Interest bearing assets	**135,268**	129,086	**135,268**	134,165	129,086
Customer loans [1/]	**63,902**	63,442	**63,902**	62,714	63,442
Customer deposits	**107,056**	100,419	**107,056**	105,514	100,419
Total assets	**160,231**	148,315	**160,231**	158,502	148,315
Per share	**S$**	S$	**S$**	S$	S$
Basic earnings excluding goodwill amortisation [2/]	**0.94**	0.87	**1.07**	0.74	0.79
Basic earnings [2/]	**0.65**	0.69	**0.78**	0.45	0.60
Diluted earnings [2/]	**0.63**	0.66	**0.75**	0.44	0.58
Net asset value at period-end	**9.74**	9.27	**9.74**	9.66	9.27
Net tangible asset value at period-end [3/]	**4.64**	5.82	**4.64**	4.56	5.82

Performance ratios

	9 Mths 2003 (%)	9 Mths 2002 (%)	3rd Qtr 2003 (%)	2nd Qtr 2003 (%)	3rd Qtr 2002 (%)
On a GAAP basis					
Return on assets [2/]	**0.63**	0.68	**0.73**	0.43	0.60
Return on equity [2/]	**6.65**	7.34	**7.86**	4.61	6.35
Excluding goodwill amortisation					
Return on assets [2/]	**0.91**	0.86	**1.00**	0.70	0.78
Return on equity [2/]	**9.56**	9.31	**10.74**	7.48	8.30
Return on tangible equity [2/ 4/]	**19.79**	14.78	**21.70**	15.30	12.98
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**43.2**	44.6	**41.2**	46.6	44.0
As a percentage of total operating income:					
- net interest income	**55.5**	64.8	**52.8**	56.9	65.2
- non-interest income	**44.5**	35.2	**47.2**	43.1	34.8
BIS Capital ratios (at period-end)					
- Tier 1 capital	**10.5**	13.7	**10.5**	9.7	13.7
- Total capital	**15.2**	19.0	**15.2**	14.2	19.0

Notes:
1/ After deducting cumulative provisions.
2/ *Earnings per share, return on assets, return on equity and return on tangible equity for the periods are computed on an annualised basis.*
3/ Computed based on total ordinary shareholders' funds after deduction of goodwill divided by total number of ordinary shares as at each period-end.
4/ Computed based on net profit attributable to members excluding goodwill amortisation divided by average shareholders' funds after deduction of average goodwill.

Change in Accounting Policy

The Monetary Authority of Singapore revised MAS 605 during the third quarter of 2003, allowing for the measurement of trading book positions at fair value. Following the revision, DBSH Group revised its classification guidelines to provide a clear classification and measurement of its trading and investment securities. Please see Appendix V, paragraph 6 for an analysis of the impact to the Group results.

With the revision, all trading securities are now measured at market value. The accounting policy change has been applied retroactively, and the comparable financial results for the Group have been restated to conform to the new accounting policy.

Financial Review

DBSH Group's *operating profit before goodwill amortisation and provisions in the first 9 months of 2003* ("9 Months 2003") was S$1.786 billion, an increase of 4.2% over the same period in 2002. The improved year-on-year performance was principally due to an increase in non-interest income. After goodwill amortisation of S$320 million and provision charge of S$459 million, net profit attributable to members declined by 4.3% to S$733 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 43.2% compared to 44.6% for the same period last year.

Compared to second quarter 2003 ("2nd Qtr 2003"), operating profit before goodwill amortisation and provisions increased by 24.8% mainly due to higher income earned in third quarter 2003 ("3rd Qtr 2003"). After taking into account provision charge of S$154 million, net profit attributable to members showed a significant increase of 70.2%. Cost-to-income ratio (excluding goodwill amortisation) improved to 41.2% in 3rd Qtr 2003 from 46.6% in 2nd Qtr 2003.

Without the accounting policy change, NPAM for 9 Months 2003 would have been S$742 million, or a 1% increase over the S$735 million NPAM for 9 Months 2002 as previously reported.

Profit and Loss Account

	9 Mths 2003 S$'m	9 Mths 2002 S$'m	3rd Qtr 2003 S$'m	2nd Qtr 2003 S$'m	3rd Qtr 2002 S$'m
Net interest income	**1,747**	2,003	**588**	560	670
Non-interest income	**1,398**	1,089	**525**	424	358
Income before operating expenses	**3,145**	3,092	**1,113**	984	1,028
Operating expenses	**(1,359)**	(1,378)	**(458)**	(459)	(452)
Operating profit before goodwill amortisation and provisions	**1,786**	1,714	**655**	525	576
Goodwill amortisation	**(320)**	(206)	**(107)**	(107)	(69)
Operating profit before provisions	**1,466**	1,508	**548**	418	507
Provisions	**(459)**	(389)	**(154)**	(187)	(162)
Operating profit	**1,007**	1,119	**394**	231	345
Share of profits less losses of associated and joint venture companies	**33**	38	**11**	10	11
Net profit before taxation	**1,040**	1,157	**405**	241	356
Taxation	**(264)**	(285)	**(99)**	(55)	(98)
Minority interests	**(43)**	(106)	**(15)**	(15)	(32)
Net profit attributable to members ("NPAM")	**733**	766	**291**	171	226
NPAM excluding goodwill amortisation	**1,053**	972	**398**	278	295

DBS Bank (Hong Kong) Limited

The following table reflects the performance of DBS' wholly-owned Hong Kong subsidiary, DBS Bank (Hong Kong) Limited under Hong Kong Generally Accepted Accounting Principles. The effective acquisition of 71.6% of Dao Heng Bank Group Limited ("DHG") through DBS Diamond Holdings Limited ("DDH"), a subsidiary of DBS Bank Ltd, was completed on June 29, 2001. DBS Bank Ltd exercised its call option to acquire the remaining 28.4% of the DDH shares on January 10, 2003 following which DHG became a wholly-owned subsidiary of DBS Bank Ltd. Pursuant to the Hong Kong legislative and regulatory requirements, the legal merger of Dao Heng Bank Limited, Overseas Trust Bank Limited and DBS Kwong On Bank Limited was completed on July 21, 2003. The merged entity was named DBS Bank (Hong Kong) Limited on the same date.

Operating profit for the 9 Months in 2003 showed a 14.5% year-on-year increase due to higher non-interest income and lower impairment losses on fixed assets. Non-interest income rose by 39.2% due to higher sale of treasury investment products and better trading income. This was partly offset by lower net interest income and higher provisions. Reduction in net interest income was attributable to sluggish loan demand. Provisions effectively increased 51% compared to a year ago due to a significant write-back in loan provisions in the first 9 months of 2002. Operating expenses declined by 2.7%, mainly through the streamlining of operations.

Compared to 2nd Qtr 2003, operating profit in 3rd Qtr 2003 was 50.5% higher due to higher non-interest income and lower provisions. Non-interest income increased by 33.7% due to higher sale of treasury investment products. Total provision charge was higher in 2nd Qtr 2003 due to loan-related provisions. Operating expenses in 3rd Qtr 2003 were lower as 2nd Qtr 2003's operating expenses included merger related expenses.

Profit and Loss Account	9 Mths 2003 S$'m	9 Mths 2002 S$'m	3rd Qtr 2003 S$'m	2nd Qtr 2003 S$'m	3rd Qtr 2002 S$'m
Net interest income	**600**	630	**203**	201	216
Non-interest income	**284**	204	**115**	86	74
Income before operating expenses	**884**	834	**318**	287	290
Operating expenses	**(359)**	(369)	**(120)**	(127)	(124)
Impairment of fixed assets	**(5)**	(44)	**(3)**	(2)	-
Operating profit before provisions	**520**	421	**195**	158	166
Provisions	**(157)**	(104)	**(52)**	(63)	(43)
Operating profit	**363**	317	**143**	95	123
Net profit before taxation	**362**	322	**142**	96	121
Net profit after taxation	**300**	266	**118**	80	103

Notes:
1/ The exchange rate used for all comparative periods is based on HK$1 = S$0.2232.
2/ In the preparation of the consolidated accounts of DBSH Group, appropriate adjustments have been made to bring them in line with Financial Reporting Standards ("FRS") in Singapore. Under FRS, the contribution from DBS Bank (Hong Kong) Limited was as follows:

	9 Mths 2003 S$'m	9 Mths 2002 S$'m	3rd Qtr 2003 S$'m	2nd Qtr 2003 S$'m	3rd Qtr 2002 S$'m
Net profit before taxation	**351**	308	**148**	85	126
Net profit after taxation	**296**	249	**123**	78	108

Exhibit 1
Group Net Interest Income and Net Interest Margin



S$'m
(%)
3,000
2,500
2,000
1,500
1,000
500
0
3
2
1
0
1,430
2,035
2,039
2,257
2,645
1.77
670
642
599
560
588
2.00
1.97
1.87
1.68
1.72
1998
1999
2000
2001
2002
3Q02
4Q02
1Q03
2Q03
3Q03
Net Interest Income
Net Interest Margin (%)

Net Interest Income and Net Interest Margin

Net interest income for 9 Months 2003 fell 12.8% to S$1.747 billion over the same period in 2002. The decrease was mainly due to the low interest rate environment and the narrower spreads on loans.

Net interest margin was 1.76% for 9 Months 2003 compared to 2.00% for 9 Months 2002.

Compared to the 2nd Qtr 2003, net interest income increased to S$588 million in the 3rd Qtr 2003, due to the improvement in net interest margin as well as higher volume of interest bearing assets.

Net interest margin was 1.72% for 3rd Qtr 2003. Although interest rates remained low, the Singapore dollar interbank rate was higher in the 3rd Qtr 2003 compared to 2nd Qtr 2003. Average interest yield on debt securities was also higher in the 3rd Qtr 2003.

Table 1
Group Net Interest Income and Net Interest Margin

	9 Mths 2003			9 Mths 2002		
S$'m	**Avg balance**	**Interest**	**Avg rate (%)**	**Avg balance**	**Interest**	**Avg rate (%)**
Customer loans and advances	**62,176**	**1,767**	**3.80**	65,049	2,213	4.54
Interbank items	**39,475**	**310**	**1.05**	46,301	599	1.73
Securities [1/]	**30,862**	**638**	**2.76**	22,732	565	3.32
Total interest bearing assets	**132,513**	**2,715**	**2.74**	134,082	3,377	3.37
Total interest bearing liabilities	**124,091**	**968**	**1.04**	124,208	1,374	1.48
Net interest income/margin		**1,747**	**1.76**		2,003	2.00

	3rd Qtr 2003			2nd Qtr 2003			3rd Qtr 2002		
S$'m	**Avg balance**	**Interest**	**Avg rate (%)**	**Avg balance**	**Interest**	**Avg rate (%)**	**Avg balance**	**Interest**	**Avg rate (%)**
Customer loans and advances	**63,593**	**571**	**3.56**	61,821	602	3.91	64,298	727	4.49
Interbank items	**37,018**	**97**	**1.04**	41,298	91	0.88	45,353	156	1.36
Securities [1/]	**34,761**	**243**	**2.77**	30,570	199	2.61	22,970	208	3.60
Total interest bearing assets	**135,372**	**911**	**2.67**	133,689	892	2.68	132,621	1,091	3.26
Total interest bearing liabilities	**127,244**	**323**	**1.01**	125,026	332	1.06	122,697	421	1.36
Net interest income/margin		**588**	**1.72**		560	1.68		670	2.00

Notes:
1/ Refers to trading and investment debt securities, including Singapore government securities and treasury bills.
2/ Avg: Average

Table 2
Group Non-Interest Income

S$'m	9 Mths 2003	9 Mths 2002
Fee and commission income	633	607
Stockbroking	110	99
Investment banking	60	56
Trade and remittances	83	84
Loan related	114	103
Deposit related	77	81
Credit card	66	70
Fund management	29	27
Wealth management	68	65
Others	26	22
Dividend and rental income	66	47
Other income	699	435
Net gain on treasury activities		
- treasury products	604	302
- trading Singapore government securities	(103)	23
Net gain/(loss) on trading equities	47	(2)
Net gain on investment securities	135	87
Net gain on fixed assets	1	5
Others	15	20
Total	1,398	1,089
Non-interest income as a percentage of Operating income (%)	44.5	35.2

S$'m	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002
Fee and commission income	259	214	201
Stockbroking	59	32	21
Investment banking	30	23	19
Trade and remittances	28	27	28
Loan related	43	35	41
Deposit related	26	27	29
Credit card	24	22	24
Fund management	11	11	6
Wealth management	27	26	28
Others	11	11	5
Dividend and rental income	25	28	18
Other income	241	182	139
Net gain on treasury activities			
- treasury products	336	140	99
- trading Singapore government securities	(135)	(4)	10
Net gain/(loss) on trading equities	34	22	(15)
Net gain/(loss) on investment securities	(1)	18	39
Net gain on fixed assets	1	1	1
Others	6	5	5
Total	525	424	358
Non-interest income as a percentage of Operating income (%)	47.2	43.1	34.8

Non-interest Income

Fee and commission income in 9 Months 2003 increased by 4.3% to S$633 million over the same period in 2002. The increase was contributed by higher stockbroking fees following a surge in trading volume in the equity market in the 3rd Qtr 2003 and higher loan related earnings from increased syndicated loan activities.

Compared to 2nd Qtr 2003, fee and commission income rose 21% to S$259 million in 3rd Qtr 2003. Most categories of fee and commission income continued to register increases reflecting stronger economic activity.

Other income for 9 Months 2003 increased significantly by 60.7% to S$699 million as compared to 9 Months 2002. For 3rd Qtr 2003, other income was S$59 million higher than 2nd Qtr 2003. The respective increases were due to higher gains from interest rate trading and customer-related derivatives business, as well as the sale of investment products.

The Group actively manages its portfolio of fixed income securities, including its holdings of Singapore government securities with the use of corresponding financial derivatives for dynamic hedging. During the third quarter, the Group recorded a S$135 million loss on trading Singapore government securities which however, was offset by gains from financial derivatives that were transacted to hedge the interest rate risks from the fixed income portfolio.

With the change in accounting policy (see Appendix V, section 6), realised gains from Singapore government securities held as investments were included in "Net gain/(loss) on investment securities".

Table 3
Group Operating Expenses

S$'m	9 Mths 2003	9 Mths 2002
Staff costs	**648**	685
Occupancy expenses	**147**	158
Technology-related expenses	**212**	162
Revenue-related expenses	**148**	118
Others	**204**	255
Total	**1,359**	1,378
Cost-to-income ratio (%) (excluding goodwill amortisation)	**43.2**	44.6
Staff headcount number (at period-end)	**12,026**	12,510

S$'m	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002
Staff costs	**219**	210	220
Occupancy expenses	**48**	51	54
Technology-related expenses	**68**	73	58
Revenue-related expenses	**54**	54	45
Others	**69**	71	75
Total	**458**	459	452
Cost-to-income ratio (%) (excluding goodwill amortisation)	**41.2**	46.6	44.0
Staff headcount number (at period-end)	**12,026**	11,948	12,510

Operating Expenses

Excluding goodwill amortisation, year-on-year ("YOY") *operating expenses declined* by 1.4%.

Staff costs showed a 5.4% decrease of S$37 million largely due to staff reduction resulting from outsourcing certain technology-related functions in the Group and headcount reduction arising from rationalisation of workflow and businesses. The increase in technology-related expenses was mainly due to investments in new systems, enhancing capacity to meet customer demands and payment of outsourcing fees.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 43.2% for 9 Months 2003 compared to 44.6% for the same period in 2002.

Third quarter operating expenses (excluding goodwill amortisation) were virtually flat compared to 2nd Qtr 2003. The increase in staff costs was attributable to accrual of performance related bonuses, but this was offset by decline in other operating expenses.

Cost-to-income ratio (excluding goodwill amortisation) was 41.2% in 3rd Qtr 2003.

Goodwill Amortisation

On January 10, 2003, DBS Bank Ltd exercised its call option on the minority shareholders of DBS Diamond Holdings Limited ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owned 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation in 9 Months 2003 increased when compared to 9 Months 2002.

On September 11, 2003, DBS Bank Ltd purchased the remaining 336,175,960 ordinary shares in DBS Vickers Securities Holdings Pte Ltd ("DBSV"). As a result, DBS Bank Ltd's equity interest in DBSV increased from 59.5% to 100%. Goodwill of S$108 million arising from the acquisition of the remaining 40.5% interest in DBSV is amortised over a period of 8 years. The pro-rata contribution to the DBSH Group's profit and loss account, however, is deemed not material for inclusion in this reporting period.

Table 4
Group Provision Charge

S$'m	9 Mths 2003	9 Mths 2002
Loans	**297**	278
Equities	**8**	43
Properties and other assets	**77**	78
Specific provision	**382**	399
General provision	**77**	(10)
Total	**459**	389

S$'m	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002
Loans	**125**	112	115
Equities	**(5)**	(3)	47
Properties and other assets	**(4)**	53	(3)
Specific provision	**116**	162	159
General provision	**38**	25	3
Total	**154**	187	162

Provision Charge

Total provision charge was S$459 million for 9 Months 2003. Approximately 74% of the total charge was loan-related.

Higher general provisions were made in 9 Months 2003 following an increase in customer loans outstanding. This increase contrasts with 9 Months 2002 where customer loans outstanding declined from year-end and general provision reserves were released.

Compared to 2nd Qtr 2003, total provision charge was lower by S$33 million. In 2nd Qtr 2003, provision charge was set aside for properties and other assets of Singapore and Hong Kong in view of the weak economic conditions prevailing for most of the quarter.

Exhibit 2
Group Non-Performing Loans


S$'m
(%)
9000
6000
3000
0
20
15
10
5
0
7,086
8,149
4,411
4,512
4,155
4,224
4,133
4,163
4,143
Dec 98
Dec 99
Dec 00
Dec 01
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
S'pore & others
DTDB
DBS Bk (HK)
NPL rate 1/

Note:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and non-cash items) divided by total gross non-bank customer loans.

Table 5
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Sep 30 2003	Dec 31 2002	Sep 30 2002
Singapore	3.9	4.2	3.7
Hong Kong	3.3	3.5	3.5
Regional countries (excl. DTDB)	20.7	40.6	38.8
DTDB	29.4	27.0	27.1
Other countries	6.7	8.7	7.4

Notes:
1/ DTDB : DBS Thai Danu Bank Public Company Limited
2/ Regional countries (RC) include Malaysia, Indonesia, Thailand, Korea and the Philippines

Asset Quality

The volume of non-performing loans ("NPLs") fell slightly to S$4.1 billion at the end of September 2003. Approximately S$1.6 billion of restructured NPLs continues to be included in the total volume of NPLs.

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.7% at the end of September 2003, helped in part by a higher non-bank loan base.

The NPL rate for Hong Kong operations was 3.3% at the end of September 2003. The Group's Hong Kong credit card business recorded a 1.8% delinquent loan rate for 90 days past due. The net charge-off rate for 9 Months 2003 was 11.8%, down from the 12% rate for the first 6 months of 2003. The relatively high charge-off rate reflects the high unemployment rate and number of personal bankruptcy filings.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


S$m
10,000
8,000
6,000
4,000
2,000
0
Substandard
Doubtful
Loss
7,086
8,149
3,799
5,121
4,411
4,512
4,155
4,224
4,133
4,163
4,143
951
452
3,607
3,411
2,985
3,114
3,077
3,017
2,936
258
282
267
252
240
295
316
Dec 98
Dec 99
Dec 00
Dec 01
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03

Loan Grading

As at end September 2003, the classification of non-performing loans into substandard, doubtful and loss categories was virtually unchanged compared to end December 2002.

Exhibit 4
Group Cumulative Specific and General Provisions


S$'m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,719
2,533
2,500
2,477
2,496
2,605
Dec 98
Dec 99
Dec 00
Dec 01
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of September 2003 was 121.7% of unsecured NPLs, and 62.9% of total NPLs.

Table 6
Group Key Balance Sheet Items

S$'m	Sep 30 2003	Dec 31 2002	Sep 30 2002
Total assets	160,231	149,445	148,315
Customer loans [1/]	63,902	60,709	63,442
Customer deposits	107,056	101,315	100,419
Loan-to-deposit ratio (%)	59.7	59.9	63.2
Loan and non-trading debt securities-to-deposit ratio (%)	77.6	73.2	76.3

Note:
1/ After deducting cumulative provisions.

Balance Sheet

At the end of September 2003, total assets was S$160.2 billion. Compared to end December 2002, customer loans increased by 5.3% to S$63.9 billion despite limited loan demand in a highly competitive environment. The increase in loans arose from "manufacturing", "general commerce" and "financial institutions, investment & holding companies" sectors. Customer deposits increased by 5.7% to S$107.1 billion. The Group's loan-to-deposit ratio at the end of September 2003 was 59.7%. Adjusted for DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits would be 77.6%.

Table 7
Group Customer Deposits

S$'m	Sep 30 2003	Dec 31 2002	Sep 30 2002
Analysed by Currency			
Singapore dollar	**56,122**	53,655	52,344
US dollar	**21,563**	20,096	19,861
Hong Kong dollar	**18,628**	18,731	19,267
Thai Baht	**3,651**	3,164	3,063
Others	**7,092**	5,669	5,884
Total	**107,056**	101,315	100,419
Analysed by Product			
Savings accounts (include S$ autosave)	**45,540**	43,047	41,651
Current accounts	**9,686**	8,975	8,494
Fixed deposits	**48,182**	46,026	48,378
Other deposits	**3,648**	3,267	1,896
Total	**107,056**	101,315	100,419

Table 8
Group Customer Loans

S$'m	Sep 30 2003	Dec 31 2002	Sep 30 2002
Gross	**66,157**	62,901	65,710
Less:			
Specific provisions	**1,330**	1,288	1,303
General provisions	**925**	904	965
Net total	**63,902**	60,709	63,442
Including:			
Bills receivable	**1,500**	1,574	1,718
Loans	**62,402**	59,135	61,724
Net total	**63,902**	60,709	63,442
Industry Breakdown			
Manufacturing	**6,752**	5,856	6,053
Building & Construction	**8,085**	8,057	8,344
Housing Loans	**22,075**	21,910	22,408
General Commerce	**6,680**	5,707	6,098
Transportation, Storage & Communications	**4,727**	4,617	4,751
Financial Institutions, Investment & Holding Companies	**5,165**	3,626	4,547
Professionals & Private Individuals (except Housing Loans)	**7,252**	7,784	8,025
Others	**5,421**	5,344	5,484
Total (Gross)	**66,157**	62,901	65,710
Analysed by Currency and Fixed / Variable Rates			
Fixed rate 1/			
Singapore dollar	**8,499**	8,359	10,146
Hong Kong dollar	**288**	460	364
US dollar	**3**	1	1
Thai Baht	**935**	862	875
Others	**73**	1	1
Sub-total	**9,798**	9,683	11,387
Variable rate 2/			
Singapore dollar	**21,481**	21,673	21,236
Hong Kong dollar	**20,584**	20,238	21,111
US dollar	**8,313**	7,333	7,847
Thai Baht	**2,362**	2,128	2,267
Others	**3,619**	1,846	1,862
Sub-total	**56,359**	53,218	54,323
Total (Gross)	**66,157**	62,901	65,710

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 9
Group Capital

S$'m	Sep 30 2003	Dec 31 2002	Sep 30 2002
Tier I Capital	**9,463**	8,393	11,117
Tier II Capital	**4,271**	4,233	4,310
Total Capital	**13,734**	12,626	15,427
Risk Weighted Assets	**90,542**	81,239	81,359

Exhibit 5
Group Capital Adequacy Ratio



(%)
25
20
15
10
5
0
15.8
19.2
18.9
17.4
19.0
15.5
14.5
14.2
15.2
1.2
3.5
4.5
5.2
5.3
5.2
4.7
4.5
4.7
1/
1/
1998
1999
2000
2001
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Tier I
Tier II

Note:
1/ The reduction in the Tier 1 CAR ratio, from 13.7% in September 2002 to 10.3% in December 2002, was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest in early January 2003.

Capital Adequacy Ratio

At the end of September 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 15.2%.

Exhibit 6
Group Unrealised Valuation Surpluses



S$'m
1,600
1,200
800
400
0
1,421
1,416
1,175
893
913
841
851
749
692
589
498
325
426
358
442
324
1998
1999
2000
2001
2002
Mar 03
Jun 03
Sep 03
Quoted Investments
Properties

Note:
1/ Unrealised valuation surpluses for 1998 to 2002 were not adjusted for the change in accounting policy on valuation of trading securities.

Unrealised Valuation Surpluses

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to S$749 million at the end of September 2003.

Geographical Segment Analysis

The following table analyses total assets, income before operating expenses and NPAM by geographical segments. Unless otherwise stated, the analysis of geographical segments are generally based on the location of the office recording the transactions.

Table 10
Group Geographical Segments

S$'m	Total assets	Distribution (%)	Income before operating expenses	Distribution (%)	Net profit attributable to members	Distribution (%)
Sep 30, 2003						
Singapore [1/]	**98,066**	**64**	**1,915**	**61**	**683**	**65**
Hong Kong	**40,831**	**27**	**979**	**31**	**294**	**28**
Regional countries [1/]	**6,848**	**4**	**182**	**6**	**45**	**4**
Rest of the world	**6,997**	**5**	**69**	**2**	**31**	**3**
Sub-total	**152,742**	**100**	**3,145**	**100**	**1,053**	**100**
Goodwill	**7,489**		**-**		**(320)**	
Total	**160,231**		**3,145**		**733**	
Dec 31, 2002						
Singapore [1/]	93,100	66	2,567	62	937	69
Hong Kong	38,739	27	1,292	31	336	25
Regional countries [1/]	5,003	4	199	5	43	3
Rest of the world	4,910	3	88	2	35	3
Sub-total	141,752	100	4,146	100	1,351	100
Goodwill	7,693		-		(278)	
Total	149,445		4,146 [2/]		1,073 [2/]	
Sep 30, 2002						
Singapore [1/]	92,565	65	1,904	61	702	72
Hong Kong	40,222	28	978	32	227	23
Regional countries [1/]	5,536	4	148	5	36	4
Rest of the world	4,913	3	62	2	7	1
Sub-total	143,236	100	3,092	100	972	100
Goodwill	5,079		-		(206)	
Total	148,315		3,092		766	

Notes:
1/ Special general provisions for regional exposure and additional provisions for DTDB's loans are booked in Singapore.
2/ Refers to the full year 2002.

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Income before operating expenses and NPAM are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. The total assets, income before operating expenses and NPAM are stated after elimination of inter-group assets and revenues.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for the 9 Months 2003 over the same period last year.

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The decrease in net profit after taxation (S$28 million, 11.1%) was largely due to lower interest income and higher provisions, offset in part by lower expenses.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The product and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services.

The decrease in net profit after taxation (S$9 million, 5.2%) was mainly attributable to higher provisions, partly offset by higher fee income from trade services.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, nominee and trustee services and cash management services.

The increase in net profit after taxation (S$46 million, 26.1%) was due to higher loan volume and capital markets activity, as well as higher non-interest income from the sale of equity holdings.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The net profit after taxation is in line with the previous year.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest rate in nature.

The increase in net profit after taxation (S$19 million, 9.2%) was mainly attributable to higher net interest income from interest rate trading activities in Singapore.

- **Central Operations**

Central Operations encompasses a range of activities, with corporate decisions made at the centre and the related income and expenses not attributed to business segments. These include the central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The following table analyses the results, total assets and total liabilities by business segments:

Table 11
Group Business Segments (9 Mths 2003)

S$'m	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Income before operating expenses	1,052	459	501	342	337	454	3,145
Operating profit before provisions, taxation and goodwill amortisation	425	288	344	257	253	219	1,786
Net profit before taxation and goodwill amortisation	283	203	257	257	265	95	1,360
Taxation	(59)	(41)	(36)	(37)	(37)	(54)	(264)
Net profit after taxation and before goodwill amortisation	224	163	222	217	225	2	1,053
Goodwill amortisation							(320)
Net profit attributable to members							733
Other Information							
Total assets before goodwill	27,945	14,298	27,883	16,500	34,391	31,725	152,742
Goodwill							7,489
Total assets							160,231
Total liabilities	66,446	14,175	13,814	12,990	17,599	19,458	144,482
Capital expenditure	10	4	6	3	2	19	44
Depreciation	32	13	4	8	8	72	137

Group Business Segments (9 Mths 2002)

S$'m	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Income before operating expenses	1,105	444	457	351	318	417	3,092
Operating profit before provisions, taxation and goodwill amortisation	440	274	293	269	244	194	1,714
Net profit before taxation and goodwill amortisation	335	242	218	269	253	46	1,363
Taxation	(66)	(41)	(38)	(45)	(40)	(55)	(285)
Net profit after taxation and before goodwill amortisation	252	172	176	217	206	(51)	972
Goodwill amortisation							(206)
Net profit attributable to members							766
Other Information							
Total assets before goodwill	28,830	14,557	22,428	10,402	40,449	26,570	143,236
Goodwill							5,079
Total assets							148,315
Total liabilities	65,890	13,661	11,430	8,272	15,105	17,878	132,236
Capital expenditure	10	2	2	2	2	24	42
Depreciation	29	12	4	8	7	70	130

Note:
1/ Operating expenses and provisions have been determined by prorating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

Comparatives

The comparatives of the Group were restated to conform to the accounting policy change on the valuation of trading securities in line with the revised MAS 605. Where necessary, certain comparative figures were adjusted in order to provide proper comparison with current year's presentation, or extended to take into account the requirements of revised FRS.

Unaudited Consolidated Profit And Loss Account

In S$'million	9 Mths 2003	9 Mths 2002	3rd Qtr 2003	2nd Qtr 2003	3rd Qtr 2002[2]
Interest income	**2,715**	3,376	**911**	892	1,091
Less: Interest expense	**968**	1,373	**323**	332	421
Net interest income	**1,747**	2,003	**588**	560	670
Fee and commission income	**633**	607	**259**	214	201
Dividends	**41**	23	**16**	21	6
Rental income	**25**	24	**9**	7	12
Other income	**699**	435	**241**	182	139
Income before operating expenses	**3,145**	3,092	**1,113**	984	1,028
Less: Staff costs	**648**	685	**219**	210	220
Other operating expenses	**711**	693	**239**	249	232
Goodwill amortisation	**320**	206	**107**	107	69
Operating expenses before provisions	**1,679**	1,584	**565**	566	521
Operating profit before provisions	**1,466**	1,508	**548**	418	507
Less: Provision for possible loan losses and diminution in value of other assets	**459**	389	**154**	187	162
Operating profit	**1,007**	1,119	**394**	231	345
Add: Share of profits less losses of associated and joint venture companies	**33**	38	**11**	10	11
Net profit before taxation	**1,040**	1,157	**405**	241	356
Less: Taxation	**257**	274	**96**	53	94
Share of taxation of associated and joint venture companies	**7**	11	**3**	2	4
Net profit after taxation	**776**	872	**306**	186	258
Less: Minority interests	**43**	106	**15**	15	32
Net profit attributable to members	**733**	766	**291**	171	226
Earnings per ordinary share					
- Basic[1/]	**65 Cents**	69 Cents	**78 Cents**	45 Cents	60 Cents
- Diluted[1/]	**63 Cents**	66 Cents	**75 Cents**	44 Cents	58 Cents
Earnings per ordinary share (excluding goodwill amortisation)					
- Basic[1/]	**94 Cents**	87 Cents	**107 Cents**	74 Cents	79 Cents
- Diluted[1/]	**90 Cents**	84 Cents	**102 Cents**	72 Cents	76 Cents

Notes:
1/ Earnings per share for the periods are annualised.
2/ Figures for prior periods have been restated to reflect the change in accounting policy on valuation of trading securities.

Unaudited Consolidated Balance Sheet As At

In S$'million	Sep 30 2003	Dec 31 2002	Sep 30 2002
SHARE CAPITAL			
Share capital	**1,556**	1,555	1,555
RESERVES			
Share premium account	**2,168**	2,163	2,162
Other reserve	**4,271**	4,271	4,271
Capital redemption reserve	**28**	28	28
Capital reserve	**(11)**	(19)	(7)
General reserve	**2,044**	2,044	1,821
Revenue reserve	**4,819**	4,450	4,366
	13,319	12,937	12,641
SHAREHOLDERS' FUNDS	**14,875**	14,492	14,196
MINORITY INTERESTS	**874**	1,018	1,883
LIABILITIES			
Subordinated term debts	**5,757**	5,786	5,911
Deposits and balances of banks	**8,802**	4,877	7,514
Deposits and other accounts of non-bank customers	**107,056**	101,315	100,419
Other debt securities in issue	**5,356**	4,346	4,185
Other borrowings	**443**	563	574
Bills payable	**296**	522	436
Other liabilities	**16,131**	15,992	12,673
Current taxation	**525**	414	383
Deferred tax liabilities	**116**	120	141
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**160,231**	149,445	148,315
MEMORANDUM ITEMS			
Contingent liabilities	**7,022**	7,276	7,060
Commitments	**66,957**	58,602	56,706
	73,979	65,878	63,766
Financial derivatives	**1,277,970**	778,767	810,632
Net asset value per ordinary share (S$)	9.74	9.48	9.27
Net tangible asset value per ordinary share (S$)	4.64	4.24	5.82

In S$'million	Sep 30 2003	Dec 31 2002	Sep 30 2002
ASSETS			
Cash, and balances and placements with central banks	**3,645**	2,187	2,947
Trading securities	**8,344**	4,227	4,691
Balances, placements with, and loans and advances to banks	**31,067**	38,767	39,676
Bills receivable from non-bank customers	**1,500**	1,574	1,718
Loans and advances to non-bank customers	**62,402**	59,135	61,724
Investment securities	**29,834**	23,053	21,038
Other assets	**13,246**	9,902	8,512
Associated and joint venture companies	**506**	521	528
Fixed assets	**2,069**	2,261	2,323
Deferred tax assets	**129**	125	79
Goodwill	**7,489**	7,693	5,079
TOTAL ASSETS	**160,231**	149,445	148,315

Note:

1/ Figures for prior periods have been restated to reflect the change in accounting policy on valuation of trading securities.

Unaudited Consolidated Cash Flow Statement For The Nine Months Ended

In S$'million	Sep 30 2003	Sep 30 2002
Cash flows from operating activities		
Net profit before taxation	1,040	1,157
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	459	389
Depreciation of fixed assets	137	130
Goodwill amortisation	320	206
Share of profits of associated and joint venture companies	(33)	(38)
Net gain on fixed assets	(1)	(5)
Net gain on investment securities	(135)	(87)
Net (gain)/loss on trading securities	77	(86)
Operating profit before changes in operating assets & liabilities	1,864	1,666
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	5,741	(6,352)
Deposits and balances of banks	3,925	(932)
Other liabilities including bills payable	(75)	3,399
(Increase)/Decrease in:		
Trading securities	(4,194)	(1,765)
Accounts receivable and other assets	(3,525)	(2,605)
Balances, placements with, and loans and advances to other banks	7,681	1,447
Loans and advances to non-bank customers including bills receivable	(3,515)	4,548
Tax paid	(160)	(162)
Net cash generated from/(used in) operating activities (1)	7,742	(756)
Cash flows from investing activities		
Dividends from associated companies	32	31
Net decrease in fixed assets	16	79
Net (increase)/decrease in investment securities	(6,562)	311
Acquisition of additional interest in subsidiary companies	(239)	-
Net cash (used in)/generated from investing activities (2)	(6,753)	421
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	6	10
Subordinated debts, debt securities and borrowings	861	181
Dividends paid	(406)	(470)
Net cash generated from/(used in) financing activities (3)	461	(279)
Exchange translation adjustments (4)	8	(31)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	1,458	(645)
Cash, and balances and placements with central banks as at January 1	2,187	3,592
Cash, and balances and placements with central banks as at September 30	3,645	2,947

Note:

1/ Figures for prior periods have been restated to reflect the change in accounting policy on valuation of trading securities.

Unaudited Consolidated Statement Of Changes In Shareholders' Equity

In S$' million (Consolidated)	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,403	12,890
Adjustment due to change in accounting policy	-	-	-	-	-	-	47	47
Balance at January 1, 2003 (restated)	1,555	2,163	4,271	28	(19)	2,044	4,450	12,937
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	5	-	-	-	-	-	5
Conversion of DBSH Non-voting Convertible Preference Shares	#	-	-	-	-	-	-	-
Net exchange translation adjustments during the period	-	-	-	-	8	-	-	8
Net profit attributable to members	-	-	-	-	-	-	733	733
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	-	-	-	(170)	(170)
Balance at September 30, 2003	**1,556**	**2,168**	**4,271**	**28**	**(11)**	**2,044**	**4,819**	**13,319**
Balance at January 1, 2002	1,538	1,958	4,271	28	24	1,821	3,973	12,075
Adjustment due to change in accounting policy	-	-	-	-	-	-	(10)	(10)
Balance at January 1, 2002 (restated)	1,538	1,958	4,271	28	24	1,821	3,963	12,065
Issue of ordinary shares	15	196	-	-	-	-	-	196
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	2	8	-	-	-	-	-	8
Net exchange translation adjustments during the period	-	-	-	-	(31)	-	-	(31)
Net profit attributable to members	-	-	-	-	-	-	766	766
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	-	-	-	(193)	(193)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	-	-	-	(170)	(170)
Balance at September 30, 2002	1,555	2,162	4,271	28	(7)	1,821	4,366	12,641

Insignificant

Unaudited Statement Of Changes In Shareholders' Equity Of DBS Group Holdings Ltd

In S$' million (Company)	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	5	-	-	5
Conversion of DBSH Non-voting Convertible Preference Shares	#	-	-	-	-
Net profit attributable to members	-	-	-	165	165
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at September 30, 2003	1,556	2,168	28	3,002	5,198
Balance at January 1, 2002	1,538	1,958	28	2,060	4,046
Issue of ordinary shares	15	196	-	-	196
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	2	8	-	-	8
Net profit attributable to members	-	-	-	#	#
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at September 30, 2002	1,555	2,162	28	1,696	3,886

Insignificant

SELECTED NOTES TO THE ACCOUNTS

1. EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the period.

	DBSH Group	
In million	**9 Mths 2003**	**9 Mths 2002**
Weighted average number of ordinary shares in issue (a)	**1,469**	1,459

	DBSH Group	
In S$'million	**9 Mths 2003**	**9 Mths 2002**
Net profit attributable to members (annualised)	**977**	1,021
Less: Preference dividends (annualised)	**20**	20
Net profit attributable to members after adjustment of preference dividends (b)	**957**	1,001
Add: Goodwill amortisation (annualised)	**427**	275
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,384**	1,276
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**65**	69
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**94**	87

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the period) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

	DBSH Group	
In million	**9 Mths 2003**	**9 Mths 2002**
Weighted average number of ordinary shares in issue	**1,469**	1,459
Dilutive effect of share options	**-**	-
Full conversion of DBSH Non-voting CPS	**20**	20
Full conversion of DBSH Non-voting redeemable CPS	**67**	67
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,556**	1,546

1. EARNINGS PER ORDINARY SHARE (Continued)

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'million	DBSH Group 9 Mths 2003	9 Mths 2002
Net profit attributable to members (annualised)	**977**	1,021
Less: Preference dividends (annualised)	**20**	20
Net profit attributable to members after adjustment of preference dividends	**957**	1,001
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	**5**	5
(ii) Full conversion of DBSH Non-voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**977**	1,021
Add: Goodwill amortisation (annualised)	**427**	275
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,404**	1,296
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**63**	66
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**90**	84

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA

At September 30, 2003, DBSH Group had assets in the Regional Countries amounting to S$11,396 million *(December 31, 2002: S$8,282 million; September 30, 2002: S$8,576 million)* and in Hong Kong and China amounting to S$27,550 million (December 31, 2002: S$27,161 million; September 30, 2002: S$29,052 million). The exposures are determined based on the location of the credit risk of the customers and counter parties regardless of where the transactions are booked.

	DBSH Group					
	September 30, 2003		December 31, 2002		September 30, 2002	
In S$' million	Assets	NPLs[1/]	Assets	NPLs[1/]	Assets	NPLs[1/]
Malaysia	**1,387**	**268**	952	329	918	342
Indonesia	**456**	**65**	422	110	471	109
Thailand (excluding DTDB)	**337**	**194**	303	197	374	201
Korea	**4,440**	**17**	2,341	17	2,187	18
The Philippines	**868**	**36**	700	37	952	28
Sub-Total	**7,488**	**580**	4,718	690	4,902	698
DTDB	**3,908**	**1,056**	3,564	905	3,674	933
Total Regional Countries	11,396	1,636	8,282	1,595	8,576	1,631
Hong Kong	**26,270**	**750**	25,777	772	27,701	810
China	**1,280**	**135**	1,384	167	1,351	173
Total	**38,946**	**2,521**	35,443	2,534	37,628	2,614

Note:

1/ Non-performing loans ("NPLs") include classified bank loans, contingent facilities and debt instruments.

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at September 30, 2003 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Total Regional Countries	**4,597**	**1,137**	**6,424**	**921**	**13,079**	**1,683**	**11,396**	**7.1%**
Malaysia	1,060	8	1,118	95	2,281	894	1,387	0.9%
Indonesia	115	36	354	75	580	124	456	0.3%
Thailand (excluding DTDB)	43	93	218	64	418	81	337	0.2%
Korea	3,330	545	1,142	2	5,019	579	4,440	2.8%
The Philippines	42	103	146	582	873	5	868	0.6%
DTDB	7	352	3,446	103	3,908	-	3,908	2.4%
Hong Kong	2,201	2,237	22,965	12,944	40,347	14,077	26,270	16.4%
China	995	22	643	-	1,660	380	1,280	0.8%
Total	**7,793**	**3,396**	**30,032**	**13,865**	**55,086**	**16,140**	**38,946**	**24.3%**

Note:

1/ Non-bank loans include loans to government and quasi-government entities.

The DBSH Group's exposures to these countries at December 31, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Total Regional Countries	**2,753**	**680**	**4,870**	**813**	**9,116**	**834**	**8,282**	**5.5%**
Malaysia	743	4	677	89	1,513	561	952	0.6%
Indonesia	109	73	247	72	501	79	422	0.3%
Thailand (excluding DTDB)	98	23	244	73	438	135	303	0.2%
Korea	1,724	249	418	4	2,395	54	2,341	1.6%
The Philippines	20	49	143	493	705	5	700	0.5%
DTDB	59	282	3,141	82	3,564	-	3,564	2.3%
Hong Kong	1,830	2,372	22,303	10,346	36,851	11,074	25,777	17.3%
China	1,001	27	718	-	1,746	362	1,384	0.9%
Total	**5,584**	**3,079**	**27,891**	**11,159**	**47,713**	**12,270**	**35,443**	**23.7%**

Note:

1/ Non-bank loans include loans to government and quasi-government entities.

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at September 30, 2002 are as follows:

In S$'million	Loans and debt securities						Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total	Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Total Regional Countries	**2,504**	**1,002**	**5,006**	**1,006**	**9,518**	**942**	**8,576**	**5.8%**
Malaysia	776	4	652	88	1,520	602	918	0.6%
Indonesia	119	92	277	73	561	90	471	0.3%
Thailand (excluding DTDB)	113	23	305	87	528	154	374	0.3%
Korea	1,358	522	393	4	2,277	90	2,187	1.5%
The Philippines	75	90	123	670	958	6	952	0.7%
DTDB	63	271	3,256	84	3,674	-	3,674	2.5%
Hong Kong	1,222	3,466	23,402	10,595	38,685	10,984	27,701	18.7%
China	988	26	809	-	1,823	472	1,351	0.9%
Total	**4,714**	**4,494**	**29,217**	**11,601**	**50,026**	**12,398**	**37,628**	**25.4%**

Note:
1/ Non-bank loans include loans to government and quasi-government entities.

3. NON-PERFORMING LOANS AND PROVISIONS

At September 30, 2003, DBSH Group's total non-performing loans amounted to S$4,143 million (December 31, 2002: S$4,224 million; September 30, 2002: S$4,155 million). Out of the total NPLs of S$4,143 million:

- S$2,936 million (71%) [December 31, 2002: S$3,114 million (74%); September 30, 2002: S$2,985 million (72%)] were in the substandard category; and
- S$2,003 million (48%) [December 31, 2002: S$2,153 million (51%); September 30, 2002: S$2,125 million (51%)] were secured by collateral.

Total cumulative specific and general provisions at September 30, 2003 amounted to 122% (December 31, 2002: 121%; September 30, 2002: 125%) of unsecured NPLs.

3. NON-PERFORMING LOANS AND PROVISIONS (Continued)

Details of DBSH Group's NPLs and provisions at September 30, 2003 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries: DTDB [1/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,472	750	1,056	580	285	4,143
- Substandard	932	529	893	396	186	2,936
- *Doubtful*	54	97	10	78	77	316
- Loss	486	124	153	106	22	891
NPLs as a % of:						
- Total loans in the respective countries	3.7%	3.3%	27.0%	6.3%	1.3%	4.2%
- Group total assets	0.9%	0.5%	0.7%	0.4%	0.2%	2.6%
Non-bank NPLs as a % of non-bank loans in the respective countries [2/]	3.9%	3.3%	29.4%	20.7%	6.7%	5.7%
Total Cumulative Provisions	953	465	575	427	185	2,605
- Specific provisions	582	237	392	227	106	1,544
- General provisions	371	228	183	200	79	1,061
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.3%	2.0%	14.7%	4.6%	0.7%	2.6%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.6%
- NPLs in the respective countries	65%	62%	54%	74%	65%	63%
- Unsecured NPLs in the respective countries	152%	164%	100%	106%	73%	122%

Notes:

1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

2/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and non-cash items) divided by total gross non-bank customer loans.

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries: DTDB [1/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,546	772	905	690	311	4,224
- Substandard	1,051	574	815	466	208	3,114
- Doubtful	23	59	7	96	67	252
- Loss	472	139	83	128	36	858
NPLs as a % of:						
- Total loans in the respective countries	4.0%	3.4%	25.4%	12.4%	1.0%	4.1%
- Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans *in the respective countries* [2/]	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
- Specific provisions	527	227	372	273	112	1,511
- General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.2%	2.0%	15.5%	8.2%	0.5%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
- NPLs in the respective countries	57%	58%	61%	66%	52%	59%
- Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

Notes:

1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

2/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and non-cash items) divided by total gross non-bank customer loans.

3. NON-PERFORMING LOANS AND PROVISIONS *(Continued)*

Details of DBSH Group's NPLs and provisions at September 30, 2002 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries DTDB [1]	Regional Countries Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,449	810	933	698	265	4,155
- Substandard	1,083	577	719	471	135	2,985
- Doubtful	29	67	12	98	61	267
- Loss	337	166	202	129	69	903
NPLs as a % of:						
- Total loans in the respective countries	3.5%	3.5%	25.4%	11.9%	0.8%	3.9%
- Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans in the respective countries [3]	3.7%	3.5%	27.1%	38.8%	7.4%	5.7%
Total Cumulative Provisions	850	485	561 [2]	465	172	2,533
- Specific provisions	499	258	380	251	133	1,521
- General provisions	351	227	181	214	39	1,012
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.1%	2.1%	15.3%	8.0%	0.6%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
- NPLs in the respective countries	59%	60%	60%	67%	65%	61%
- Unsecured NPLs in the respective countries	145%	171%	122%	98%	76%	125%

Notes:

1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

2/ Includes provision of S$145 million in respect of foreclosed properties in DTDB.

3/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and non-cash items) divided by total gross non-bank customer loans.

Industry Analysis Of Non-Performing Loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In S$'million	DBSH Group September 30, 2003 Outstanding	September 30, 2003 Specific Provisions	December 31, 2002 Outstanding	December 31, 2002 Specific Provisions	September 30, 2002 Outstanding	September 30, 2002 Specific Provisions
Manufacturing	**911**	**382**	947	414	903	399
Building and Construction	**652**	**211**	589	203	586	195
Housing Loans	**196**	**60**	193	49	177	42
General Commerce	**719**	**355**	742	295	772	317
Transportation, Storage and Communications	**125**	**36**	142	37	166	44
Financial Institutions, Investment and Holding Companies	**352**	**117**	455	135	447	132
Professionals and Private Individuals (except Housing Loans)	**427**	**182**	427	186	411	182
Others	**761**	**201**	729	192	693	210
Total	**4,143**	**1,544**	4,224	1,511	4,155	1,521

4. FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities". Non-trading derivative financial instruments are accounted for on an accrual basis.

	September 30, 2003					
	Trading			Non-Trading		
In S$'million	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	996,792	6,832	6,295	16,842	920	234
Foreign Exchange Derivatives	237,462	1,977	1,879	8,811	80	677
Equity Derivatives	7,622	46	142	-	-	-
Credit Derivatives	7,936	60	82	2,489	64	-
Commodity Derivatives	16	1	-	-	-	-
Total	**1,249,828**	**8,916**	**8,398**	**28,142**	**1,064**	**911**
Balances arising from off-balance sheet financial instruments		**8,916**	**8,398**			

	December 31, 2002					
	Trading			Non-Trading		
In S$'million	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	530,523	5,202	4,672	16,189	1,127	173
Foreign Exchange Derivatives	210,638	2,121	2,182	12,642	189	588
Equity Derivatives	2,981	33	40	359	-	-
Credit Derivatives	2,993	27	21	2,427	63	-
Commodity Derivatives	15	-	-	-	-	-
Total	**747,150**	**7,383**	**6,915**	**31,617**	**1,379**	**761**
Balances arising from off-balance sheet financial instruments		**7,383**	**6,915**			

5. DAILY EARNINGS AT RISK ("DEaR") AND TRADING INCOME

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from October 1, 2002 to September 30, 2003.

In S$ million	As at September 30, 2003	October 1, 2002 to September 30, 2003		
		Average	High [1/]	Low [1/]
Interest rate	21.6	21.0	33.7	10.9
FX	6.1	7.2	18.2	2.5
Equity	3.7	2.8	5.2	0.3
Diversification effect	(10.2)	(11.8)	-	-
Total	21.2	19.2	32.0	12.4

Note:

1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. *A corresponding diversification effect cannot be calculated and is therefore omitted from the table.*

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from October 1, 2002 to September 30, 2003.

DBSH Group DEaR for Trading Book



No. of Days
0
5
10
15
20
25
30
35
40
4
12
31
25
25
17
15
21
16
34
11
13
6
7
11
5
2
2
1
0
1
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
DEaR (S$ million)

DBSH Group Daily Distribution of Trading Income



No. of days
0
10
20
30
40
50
60
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
Trading income (S$ million)

6. CHANGE IN ACCOUNTING POLICY

The Monetary Authority of Singapore revised MAS 605 during the third quarter of 2003, allowing for the measurement of trading book positions at fair value. Following the revision, DBSH Group revised its classification guidelines to provide a clear classification and measurement of its trading and investment securities.

Prior to the revision, Singapore government securities and other trading securities were separately stated at cost (adjusted for amortisation of premium or discount) less provision. Provision was made based on the shortfall between cost and market value determined on an aggregate portfolio basis and recognised as a charge to the profit and loss account as they arise.

With the revision, a security is classified as held for trading if it is acquired or incurred principally for the purpose of generating a profit from short-term fluctuations in price or dealer's margin. A security is also classified as held for trading if it is part of a portfolio for which there is evidence of a recent actual pattern of short-term profit-taking, regardless of why it was acquired. These securities are recorded at fair value on the balance sheet, with changes in fair value recorded in 'other income' in the profit and loss account.

Securities that are not classified as held for trading are classified as investment securities. These securities are stated at cost less provision. Specific provision is made for an individual investment when there has been a diminution in value, except where such diminution is temporary, and is charged to the profit and loss account as they arise. In addition, for corporate debt securities, a general provision charge in line with the Group's existing provisioning policies is also recorded in the profit and loss account.

The accounting policy change has been applied retroactively, and the comparable financial results for the Group have been restated to conform to the new accounting policy.

As a result of the change, the net profit attributable to members ("NPAM") of the Group for the 9 months ended September 30, 2003 was S$9 million lower than it would have been had the change not been made. In addition, S$19.4 billion of Singapore government and other securities were reclassified to investment securities. The financial statements for the 9 months ended September 30, 2002 have been restated for the accounting policy change, resulting in a S$31 million increase in previously reported NPAM.

Ref No. 58/2003

DBS third quarter net profit rises 70% to S$291 million;
Nine month net profit down 4% on earlier economic weakness

* * *

Growth across most businesses, with pronounced upturn in Hong Kong

* * *

Progress in growing non-traditional banking income;
Fees and other income up 24% quarter on quarter

* * *

SINGAPORE, October 31, 2003 - DBS Group Holdings (DBS) today announced a 70% rise in net profit attributable to members to S$291 million for the third quarter ended September 30 compared to the second quarter of 2003.

Against net profit in the third quarter of 2002, the increase was 29%. Total net profit for the nine months 2003, which includes the impact of a slowdown in regional economies earlier this year and an accounting policy change, was $733 million, down 4% from the same period in 2002.

During the third quarter, DBS changed its classification of trading and investment securities, as well as the valuation of trading securities at fair value. This change is in line with a revision of the Monetary Authority of Singapore Notice 605,

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

and also with international practice. Had DBS not adopted the accounting policy change and made retroactive changes to previously announced results, net profit for the nine months 2003 would have been $742 million, or 1% higher than the originally reported $735 million in net profit for the corresponding period in 2002.

Financial Highlights

3Q 2003 versus 2Q 2003	9M 2003 versus 9M 2002
• Net profit up 70% to $291 million	• Net profit decreased 4% to $733 million
• Cash* net profit increased 43% to $398 million	• Cash* net profit increased 8% to $1,053 million
* * *	* * *
• Operating profit before goodwill amortisation and provisions up 25% to $655 million	• Operating profit before goodwill amortisation and provisions up 4% to $1,786 million
• Provision charges down 18% to $154 million	• Provision charges increased 18% to $459 million
• Non-performing loan (NPL) ratio declined to 5.7%	• NPL ratio stable at 5.7%
• Cash* ROA was 1.00% vs. 0.70% (2Q 2003)	• Cash* ROA was 0.91% vs. 0.86% (9M 2002)
• Cash* ROE was 10.74% vs. 7.48% (2Q 2003)	• Cash* ROE was 9.56% vs. 9.31% (9M 2002)
• Return on tangible equity (ROTE) was 21.70% vs. 15.30% (2Q 2003)	• ROTE was 19.79% vs. 14.78% (9M 2002)
• Annualised Basic EPS* $1.07	• Annualised Basic EPS* $0.94

** Excluding goodwill amortisation*

Operating profit before goodwill amortisation and provisions was $655 million, up 25% from the second quarter of 2003. Expenses were managed to be virtually flat at $458 million, as compared to the previous quarter.

Excluding goodwill amortisation, net profit attributable to members rose 43% to $398 million in the third quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

"After a challenging second quarter, we are pleased with the pronounced upturn across most of our businesses," said DBS Vice-Chairman and CEO, Jackson Tai. "Our latest results demonstrate the strength, diversity and flexibility of the DBS franchise in our key markets of Singapore and Hong Kong. We are particularly encouraged by the progress made in growing our non interest income to a record 47.2% level in the third quarter."

Business momentum picked up considerably in Hong Kong during the third quarter, and DBS Bank (Hong Kong) reported yet another record level of sales in wealth management products. As compared to the second quarter of this year, third quarter operating income grew 11% while expenses were managed down 6% and provisions fell 17%. As a result, operating profit after provisions rose 51% to $143 million and net profit increased 48% to $118 million. DBS banking operations in the Territory were rebranded as "DBS Bank (Hong Kong)" on July 21, following the receipt of local regulatory and legislative approvals to merge DBS' multiple banking licenses.

DBS Thai Danu Bank, a 51.7% owned subsidiary of DBS, reported a net loss of Thai Baht 2.5 billion (or S$108 million) in the third quarter after making additional provisions, as earlier announced by DBS on August 25, following notification by the Bank of Thailand. This loss, however, had no impact on the DBS Group results for this quarter as the Group had already recorded more provisions for its Thailand operations under its more stringent provisioning policy.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

Group operating income up

Operating income for the third quarter rose 13% to $1.11 billion on stronger performance across most business units and product lines. Higher loan volumes and net interest margins raised net interest income by 5% to $588 million.

DBS' loan book grew 2% from the last quarter to $63.9 billion and 5% from the end of last year. A firming of the Singapore interbank rates in the third quarter together with higher interest yield on debt securities lifted net interest margin by 4 basis points to 1.72% from 1.68% in the second quarter. Net interest margins in Hong Kong remained relatively stable at 2.34%.

Non interest income continued its uptrend, growing 24% to $525 million in the third quarter due to higher income from wealth management, treasury activities, investment banking, lending and stockbroking. The ratio of non interest income to operating income rose to 47.2% in the third quarter against 43.1% in the previous quarter.

DBS solidified its position as a leader in the distribution of retail wealth management products in Singapore and Hong Kong, setting a new sales record of $6.3 billion in the nine months of this year, almost one-and-half times the volume for the whole of 2002. Sales in the third quarter totalled $2.4 billion, comprising $1.0 billion in Singapore and $1.4 billion in Hong Kong. Earnings from the distribution of wealth management products are attributed to "wealth management fees" to reflect selling fees and commissions on these products, as well as to "other income, net gain on treasury activities – treasury products", to reflect the earnings on the booking of financial instruments that underlie the wealth management products sold to DBS customers.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

Wealth management fees of $27 million were helped by the successful launch of DBS Asset Management's Star Track capital protected fund, which invests in leading global stocks.

Treasury and markets business continued to deliver sustained growth in the face of extreme volatility in the bond and currency markets during the third quarter. Net gain on treasury activities increased 48% to $201 million, contributed by fees from structuring an array of treasury products, corporate client risk management services and trading gains.

DBS actively manages its portfolio of fixed income securities, including its holdings of Singapore government securities with the use of corresponding financial derivatives for dynamic hedging. During the quarter, DBS recorded a $135 million loss on trading Singapore government securities which, however, was offset by gains from financial derivatives that were transacted to hedge the interest rate risks from the fixed income portfolio.

During the third quarter, with the revision in classification and valuation of its trading and investment securities, securities classified under trading are now marked to market and the accounts have been restated to conform to the new policy.

Fees from investment banking rose 30% to $30 million and loan related activities increased 23% to $43 million in the third quarter. DBS' wholesale banking business continued its breakthrough in regional markets, closing high-profile mandates including a HK$1.04 billion real estate investment trust for Hong Kong's Cheung Kong Properties, a US$265 million syndicated loan for Astro, Malaysia's cable TV operator and a US$230 million syndicated loan for Malaysia's largest plantation owner, Kumpulan Guthrie.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

Stockbroking commission rose 84% to $59 million buoyed by higher market volumes.

Trade finance income grew 4% to $28 million. The Group's enterprise banking businesses in Singapore and Hong Kong stepped up their lending to small and medium-sized enterprises (SMEs). In Hong Kong, the Bank commands a 12% share of the SME market and is well positioned to support increased customer activities into the China market.

Group operating expenses down 11% from peak

Operating expenses were virtually flat at $458 million, as compared to the previous quarter. With operating income growing by 13%, DBS' cost to income ratio improved to 41.2% in the third quarter from 46.6% in the second quarter. Total operating expenses were down 11% from its peak of $516 million in fourth quarter 2001, the first period following the full consolidation of both the Dao Heng and DBS Vickers acquisitions. The 41.2% cost to income ratio for the quarter is now at its lowest point since the 53.4% peak in the fourth quarter 2001.

Drop in NPLs and rise in provision coverage strengthen asset quality

Asset quality continued to strengthen in the third quarter. Total non-performing loans (NPLs) fell slightly to $4.14 billion or 5.7% of total non-bank loans, at September 30, compared to $4.22 billion or 6.1% of total non-bank loans at the end of December 2002. The overall grading of the NPLs remained stable – 71% were graded substandard and 29% were graded doubtful or loss.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Tel: 65.6878 8888
www.dbs.com

Total provisions fell 18% to $154 million as the overall business climate improved. Specific provisions declined 28% to $116 million. Of the specific provisions, $125 million were related to loans. Properties and other assets saw a writeback of $4 million in the third quarter compared to a provision charge of $53 million in the quarter before. Total provision coverage of NPLs increased to 63% from 60% in the previous quarter.

At September 30, 2003, DBS' total capital adequacy ratio (CAR) stood at 15.2%, comfortably above the minimum 8% total CAR under BIS standards. DBS' Tier 1 CAR was 10.5%.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia. The largest bank in Singapore and one of the top five in Hong Kong as measured by assets, DBS has dominant positions in consumer banking, treasury and markets, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. In China, the bank has branches and representative offices in Shanghai, Beijing, Shenzhen, Fuzhou and Tianjin. The Bank's credit ratings are among the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

More information on the above announcement is available at www.dbs.com/investor. The presentation for Media and Analysts will be webcast from 1730 hours (Singapore and HongKong time)

For more information, contact:

Catherine Ong
Group Communications
DBS Bank
Email: cathong@dbs.com
Telephone: (65) 6878-3748
Fax: (65) 6222-4478
Mobile: (65) 9697-0007

Tony Raza
Investor Relations
DBS Bank
Email: anthonyr@dbs.com
Telephone: (65) 6878-4751
Fax: (65) 6226-3702
Mobile: (65) 9785-3259

03 NOV -6 AM 7:21

October 29, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 5,000 OF SHARES/STOCK UNITS OF $1.00 EACH FULLY PAID ARISING FROM THE 2001 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,469,812,858	1,469,812,858	Before Exercise	46,958,616
			Add Exercise	5,000	5,000	Less Exercise	(5,000)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,817,858	1,469,817,858	After Exercise	46,953,616

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature
Date 29/10/2003

Enclosures
- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,000	$12.93	$64,650.00	
5,000	Total value of shares exercised =	$64,650.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON PETER TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	11.93		

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * E479081(6) [Retrieve Details]

Identification Type : * PASSPORT

Name : * Mak Shing Fu

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No :

Occupation :

Email Address :

Address Type : *
( ) Local
(•) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [Retrieve Address]

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Blk 8, 5/F Flat A Site 9 Whampoa Garden
Hong Kong

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/10/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
E479081(6)	MAK SHING FU	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469817858.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469817858.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000399970A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 29/10/2003 14:38

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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DBS GROUP HOLDINGS

03 NOV -6 AM 7:21

October 28, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Adelyn Han
Bank Executive
Secretariat
(65) 6878 8841

enc.

Application Form For Listing of Securities Arising From Conversion of Non-Voting Convertible Preference Shares - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 945 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,768,522	1,469,768,522
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	945	945
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,769,467	1,469,769,467

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature :

Designation : Assistant Secretary

Date : 17 October 2003

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * ~~Director's~~ Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / HUI JEANNIE
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	945		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

◉ Option 1 - Statement containing particulars of shares allotted otherwise than for cash
○ Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 20/10/2003 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

○ pursuant to a contract not reduced to writing.
◉ pursuant to a provision in the memorandum or articles.
○ in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

○ a contract not reduced to writing.

○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) : Pursuant to Article 5 (iii) of M&A

(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :

(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration : No Consideration. Conversion of NCPS.

(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)

b) Brief description of property :

(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)

Total amount deemed as paid in shares allotted otherwise than for cash : 945 eg. 9999999999.99

Cash 0 eg. 9999999999.99

Amount of debt released or liabilities assumed (including mortgages on property) : 0 eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469769467.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469769467.00**	**86084215.00**	**0.00**

PAYMENTS

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Payment Application

Payment Details

Company Registration No :	199901152M
Name of Company :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fine (S$) :	0.00
Composition Fine (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :	
Payment Date :	22/10/2003

Submit | Cancel

Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000391470A

Transaction No.	Company Registration No.	Company Name
C030420554	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000391470A Date/Time : 22/10/2003 10:00
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Application Form For Listing of Securities Arisi... rom Conversion of Non-Voting Convertible Preferenc... ıares - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 1,891 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,769,467	1,469,769,467
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	1,891	1,891
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,771,358	1,469,771,358

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature :

Designation : Assistant Secretary

Date : 22 October 2003

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

03 NOV -5 AM 7:21

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ 152137779 / JOHN A. ROSS
☐ 153717923 / GAIL D.FOSLER
☐ 701913934 / JACKSON PETER TAI
☐ 740202053 / FRANK WONG KWONG SHING
☐ H90000012 / LEUNG CHUN YING
☐ S0047567Z / SUPPIAH DHANABALAN
☐ S0073274E / LEE KIM POO MOSES
☐ S0114104Z / HENG LEE CHENG
☐ S0234644C / KWA CHONG SENG
☐ S0291427A / FOCK SIEW WAH
☐ S1040609I / DR YEO NING HONG
☐ S1137875G / BERNARD CHEN TIEN LAP
☐ S1462421Z / PETER ONG BOON KWEE
☐ S1784984J / THEAN LIP PING
☐ S1786987F / CLAIRE THAM LI MEI
☐ S2622983I / HUI JEANNIE
☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1891		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

◉ Option 1 - Statement containing particulars of shares allotted otherwise than for cash
○ Option 2 - Contract in writing

Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 21/10/2003 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

○ pursuant to a contract not reduced to writing.
◉ pursuant to a provision in the memorandum or articles.
○ in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares where the allotment was made pursuant to -

○ a contract not reduced to writing.

○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :	Pursuant to Article 5 (iii) of M&A	(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :		(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :	No Consideration. conversion of NCPS.	(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)
b) Brief description of property :		(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)
Total amount deemed as paid in shares allotted otherwise than for cash :	1891	eg. 9999999999.99
Cash	0	eg. 9999999999.99
Amount of debt released or liabilities assumed (including mortgages on property) :	0	eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and

machinery and other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469771358.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469771358.00**	**86084215.00**	**0.00**

PAYMENTS

HOME | LOGOUT

Payment Application

Payment Details

Company Registration No : 199901152M

Name of Company : DBS GROUP HOLDINGS LTD

Transaction Type : Lodgment Of Return Of Allotment Of Share

Filing Fee (S$) : 10.00

Late Lodgement Fine (S$) : 0.00

Composition Fine (S$) : 0.00

Service Charge (S$) : 0.00

GST (if any) : 0.00

Total Amount (S$) : 10.00

Payment Mode : (•) Deposit Account Service ( ) Others

Please read the important messages highlighted in red on Payment Acknowledgment Screen. Please do not close your window browser until you receive a payment acknowledgment with the receipt number in that page.

Deposit Service Account No :

Payment Date : 22/10/2003

Submit | Cancel

Notice : RCB will only accept payment for BizFile transactions via credit card (Master and Visa), NetsCash, eNets Debit and RCB Deposit Service.

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000391850A

Transaction No.	Company Registration No.	Company Name
C030420982	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

RECEIPT

Receipt No : RCB0000000391850A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 22/10/2003 11:55

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Application Form For Listing of Securities Arisi From Conversion of Non-Voting Convertible Preferenc hares - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 1,891 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,766,631	1,469,766,631
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	1,891	1,891
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,768,522	1,469,768,522

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature :

Designation : Assistant Secretary

Date : 17 October 2003

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON PETER TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1891		
Amount to be treated as paid on each share :	1		
The consideration for which the shares have been allotted :	0		

Particulars of Shares

Please choose either option 1 OR option 2

◉ Option 1 - Statement containing particulars of shares allotted otherwise than for cash
○ Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 16/10/2003 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

○ pursuant to a contract not reduced to writing.
◉ pursuant to a provision in the memorandum or articles.
○ in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares

where the allotment was made pursuant to -

○ a contract not reduced to writing.

○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :	Pursuant to Article 5 (iii) of M&A	(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :		(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :	No Consideration. Conversion of NCPS.	(If the consideration for the allotment of the shares is services or any consideration other than that mentioned in paragraph 4(b), state the nature of that consideration.)
b) Brief description of property :		(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)
Total amount deemed as paid in shares allotted otherwise than for cash :	1891	eg. 9999999999.99
Cash	0	eg. 9999999999.99
Amount of debt released or liabilities assumed (including mortgages on property) :	0	eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and machinery and

other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

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Maximum File Size : 2048 KB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469768522.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469768522.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000389789A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 21/10/2003 10:29

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 25.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000389789A

Transaction No.	Company Registration No.	Company Name
C030418721	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Print Receipt

Application Form For Listing of Securities Arisin[illegible]om Conversion of Non-Voting Convertible Preference [illegible]res - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 1,891 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,766,631	1,469,766,631
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	1,891	1,891
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,768,522	1,469,768,522

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature :

Designation : Assistant Secretary

Date : 17 October 2003

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

Application Form For Listing of Securities Arisi From Conversion of Non-Voting Convertible Preferenc hares - Primary Listing

Name of Applicant: DBS GROUP HOLDINGS LTD

Application for listing and quotation of 945 ordinary shares of $1.00 each fully paid arising from the conversion of the same number of Non-Voting Convertible Preference Shares.

1 State how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share/~~stock~~ certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share certificate to the Exchange.)

2 In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital		
				Number	$
Ordinary Shares	S$1.00	S$4,000,000,000	Before Conversion	1,469,745,686	1,469,745,686
Preference Shares*	S$1.00	S$500,000,000	Add: Issued pursuant to conversion	945	945
Preference Shares**	S$1.00	S$500,000,000	Resulting Issued & Paid-Up Ordinary Share Capital	1,469,746,631	1,469,746,631

* Non-voting Convertible Preference Shares
** Non-voting Redeemable Convertible Preference Shares

Name : Claire Tham Li Mei

Authorised Signature :

Designation : Assistant Secretary

Date : October 6, 2003

Enclosure: A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies and Businesses.

03 NOV -6 AM 7:21

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way, DBS Building Tower One
Singapore 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Special

Description : * DBS share Option Plan
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON PETER TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share eg. 99999.999999	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (For a consideration other than cash) *

Applicable only if share is NOT payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	945		
Amount to be treated as paid on each share :	1		

The consideration for which the shares have been allotted : 0

Particulars of Shares

Please choose either option 1 OR option 2

(•) Option 1 - Statement containing particulars of shares allotted otherwise than for cash
( ) Option 2 - Contract in writing

 # Option 1

Statement containing particulars of shares allotted otherwise than for cash *

Allotment Date : 6/10/2003 (dd/mm/yyyy)

1. The shares were allotted to the allotees :

( ) pursuant to a contract not reduced to writing.
(•) pursuant to a provision in the memorandum or articles.
( ) in satisfaction of a dividend in favour of, but not payable in cash to, the shareholders.

2. Particulars sufficient to show the entitlement of the allottees to the allotment of shares

where the allotment was made pursuant to -

○ a contract not reduced to writing.

○ a provision in the memorandum or articles are as follows :

Particulars of Clause(s) or Article(s) :	Pursuant to Article 5 (iii) of M&A	(Set out nature, date of, and parties to, the contract, or insert "Clause(s) numbered..." in the memorandum or "Article (s) numbered...")

3. The particulars of the resolution or other authority by virtue of which -

○ an allotment was made in satisfaction of a dividend declared in favour of, but not payable in cash to, the shareholders.

○ an account or reserve was applied directly in paying up for the shares are as follows :

Summary of the provisions of the resolution :		(Set out the date and a summary of the provisions of the resolution or other authority.)

4. The particulars of the consideration in respect of which the allotment of shares was made are as follows:

a) Nature of consideration :	No Consideration. Conversion of NCPS.	*(If the consideration for the* allotment of the shares is *services or any consideration* other than that mentioned in paragraph 4(b), state the nature of that consideration.)
b) Brief description of property :		(If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give a brief description of that property and the particulars of the manner in which the purchase price is to be satisfied.)
Total amount deemed as paid in shares allotted otherwise than for cash :	945	eg. 9999999999.99
Cash	0	eg. 9999999999.99
Amount of debt released or liabilities assumed (including mortgages on property) :	0	eg. 9999999999.99

c) Show how the total purchase price is apportioned between each item.

Freehold property and fixed plant and machinery and

other fixtures thereon, leasehold property		eg. 9999999999.99
Fixed plant and machinery on leasehold property (including tenant's, trade and other fixtures		eg. 9999999999.99
Equitable interests in freehold or leasehold property		eg. 9999999999.99
Loose plant and machinery, stock in trade, and other chattels		eg. 9999999999.99
Goodwill and benefit of contracts		eg. 9999999999.99
Patents, designs and trade marks, licences, copyrights, etc		eg. 9999999999.99
Books and other debts		eg. 9999999999.99
Cash in hand and at bank on current account, bills, notes, etc		eg. 9999999999.99
Cash on deposit at bank and elsewhere		eg. 9999999999.99
Shares, debentures and other investments		eg. 9999999999.99
Other property, viz		

 # Option 2

Contract in writing

Nature of Document : **Contract in writing**

Date of Document : (dd/mm/yyyy)

Text of Document :

(If the space is insufficient, please attach the document)

Attachment :

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469746631.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469746631.00**	**86084215.00**	**0.00**

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Receipt No. :	RCB0000000370982A
Date and Time :	06/10/2003 14:37:17
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030429
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	Lodgment Of Return Of Allotment Of Share/Regn No:199901152M/	C030398289	10.00	0.00
Total			**10.00**	**0.00**

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Done Internet

03 APR -5 AM 7:21

April 10, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose two sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
78,630	$7.69	$604,664.70	
78,630	Total value of shares exercised =	$604,664.70	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 78,630 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 1998 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise	1,469,637,076	1,469,637,076	Before Exercise	48,793,159
			Add Exercise	78,630	78,630	Less Exercise	(78,630)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,715,706	1,469,715,706	After Exercise	48,714,529

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature
Date 16 April 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : * 6 Shenton Way DBS Building Tower One

Singapore 068809

Date of Meeting: * 18/09/1999 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters) DBSH Share Option Plan

Attachment : * (copy of resolution)

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Uploaded file name wll be changed by suffixing time-stamp with the actual file name as

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RETURN OF ALLOTMENT OF SHARES

I Authorised Capital

	Number of Shares	Nominal Value per Shares	Currency
Authorised Capital :	5,000,000,000	1.00	SINGAPORE DOLLAR 099

Return of Allotment Shares [illegible]
Applicable only if [illegible]

Class of shares	Ordinary	Preference	Others
Number of shares :	78,630.00	0.00	0.00
Amount paid or due and payable on each share			
Paid :	1.00	0.00	0.00
Due and payable :	0.00	0.00	0.00
Amount of premium paid or payable on each share :	6.69	0.00	0.00

II Authorised Capital

	Number of Shares	Nominal Value per Shares	Currency
Authorised Capital :			
Description of discrepancy :			

Return of Allotment Shares [illegible]
Applicable only if shares [illegible]

Class of shares	Ordinary	Preference	Others
Number of shares :			
Amount to be treated as paid on each share :			
The consideration for which the shares have been allotted :			

Particulars of Shares
Please choose either option [illegible]

- Option 1 - Statement containing particulars of shares allotted otherwise than for cash
- ● Option 2 - Contract in writing

Provided by RCB, error in è system

TOTAL P.01

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0129056H	HO HAI YIAN	Individual
S0161272G	CHEO CHAI HONG	Individual
S1109690E	TAN TOK LAN	Individual
S1113260Z	Ng Peng Khian	Individual
S2565024G	Ong Khee Kien	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1113260Z [Retrieve Details]

Identification Type : * NRIC

Name : * Ng Peng Khian

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 417993 [Retrieve Address]

Block/House No. : 22

Street Name : **JALAN YASIN**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 25200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2565024G [Retrieve Details]

Identification Type : * NRIC

Name : * Ong Khee Kien

Nationality : * SINGAPORE P.R. (300)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 248645 [Retrieve Address]

Block/House No. : 21

Street Name : **ORCHARD BOULEVARD**

Unit : # 19 - 21

Building/Estate Name : **PARK HOUSE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11550

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0161272G [Retrieve Details]

Identification Type : * NRIC

Name : * CHEO CHAI HONG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 259896 [Retrieve Address]

Block/House No. : 6

Street Name : **BALMORAL CRESCENT**

Unit : # 03 - 01

Building/Estate Name : **TWINS, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 28350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (●) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0129056H [Retrieve Details]

Identification Type : * NRIC

Name : * HO HAI YIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : *
- (●) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277388 [Retrieve Address]

Block/House No. : 21

Street Name : **MING TECK PARK**

Unit : # -

Building/Estate Name : **MING TECK PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3530

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1109690E [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TOK LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309082 [Retrieve Address]

Block/House No. : 38

Street Name : **GILSTEAD ROAD**

Unit : # 03 - 05

Building/Estate Name : **GILSTEAD 38**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : *If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet* e.g. A *to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.*

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/04/2003 (dd/mm/yyyy)

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filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469720954.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469720954.00**	**86084215.00**	**0.00**

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
5,248	$7.69	$40,357.12	
5,248	Total value of shares exercised =	$40,357.12	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 5248 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 1998 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,715,706 5,248	1,469,715,706 5,248	Before Exercise Less Exercise	48,714,529 (5,248)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,720,954	1,469,720,954	After Exercise	48,709,281

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name Claire Tham Li Mei
Designation Assistant Secretary

Authorised Signature [signature]
Date 16 April 2003

Enclosures

- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

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Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5248		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S2166473A**

Identification Type : * **NRIC**

Name : * **WONG SIEW LIEN**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **597708** Retrieve Address

Block/House No. : **18**

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	5248	5248

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	1.00		
Amount of Authorised Share Capital :	5000000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	1469741904.00	86084215.00	0.00
Amount of Paid-up Share Capital :	1469741904.00	86084215.00	0.00

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000092749

Transaction No.	Company Registration No.	Company Name
C030107594	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

DBS GROUP HOLDINGS

03 NOV -5 AM 7:21

October 27, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246

enc.

ENCLOSURE A

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION 41,500 OF SHARES/STOCK UNITS OF $ 1.00 EACH FULLY PAID ARISING FROM THE 2003 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1 State how the additional shares/stock units for which listing is applied for rank with existing shares **Pari Passu**

(If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange)

2 In respect of each class of securities to furnish the following details

Class of Security	Par Value	Authorised Capital	Ordinary Issued and Paid-Up/Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary Shares	S$1.00	S$4,000,000,000	Before Exercise Add Exercise	1,469,771,358 41,500	1,469,771,358 41,500	Before Exercise Less Exercise	47,000,116 (41,500)
Preference Shares*	S$1.00	S$500,000,000					
Preference Shares#	S$1.00	S$500,000,000	After Exercise	1,469,812,858	1,469,812,858	After Exercise	46,958,616

3 Outstanding Warrants / TSRs NA
Nominal Value of Outstanding Convertible Unsecured Loan Stocks / Bonds $ NA

4 We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 18 September 99

Name: Claire Tham Li Mei
Designation: Assistant Secretary

Authorised Signature: [signature]
Date: October 23, 2003

Enclosures
- A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies
- Confirmation of despatch of Share / Stock Certificates
- Details of options granted and exercised in Employees' Share Option Scheme ("ESOS")
- Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares / Stock Units (unless the additional listing fee payable is covered in the previous payment)

* Non-voting convertible preference shares
\# Non-voting redeemable convertible preference shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
41,500	$10.40	$431,600.00	
41,500	Total value of shares exercised =	$431,600.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(●) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON PETER TAI
- ☐ 740202053 / FRANK WONG KWONG SHING
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / BERNARD CHEN TIEN LAP
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE
- ☐ Z1333000 / NARAYANA MURTHY

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41500		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	9.40		

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To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
D201595(2)	TAM PING SHING	Individual
E946358(9)	LI TZE FAN	Individual
S0142400I	OON KUM LOON NEE KOH KUM LOON	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Allotment of share exist already.

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **D201595(2)**

Identification Type : * **Passport**

Name : * TAM PING SHING

Nationality : * BRITISH, UNITED KINGDOM (110)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- ○ Local
- ● Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : 50/F, The Center
99 Queen's Road Central, Hong Kong

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
	SINGAPORE DOLLAR				

Ordinary	(099)	1	15300	15300

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 15300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/10/2003 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Allotment of share exist already.

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **E946358(9)**

Identification Type : * **Passport**

Name : * LI TZE FAN

Nationality : * AUSTRALIAN (701)

Mobile No. :

Occupation :

Email Address :

Address Type : * ○ Local ◉ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : Flat 10G, Block 20

Chi Fu Fa Yuen, Pokfulam, Hong Kong

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
	SINGAPORE-DOLLAR				

Ordinary	(099)	1	6200	6200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/10/2003 (dd/mm/yyyy)

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Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0142400I**

Identification Type : * **NRIC**

Name : * OON KUM LOON NEE KOH KUM LOON

Nationality : * SINGAPOREAN (301)

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Postal Code : 437604 Retrieve Address

Block/House No. : 3

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Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	1		20000	20000

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a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/10/2003 (dd/mm/yyyy)

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469812858.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469812858.00**	**86084215.00**	**0.00**

RECEIPT

Receipt No : RCB0000000396708A   Date/Time : 27/10/2003 17:37
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

August 1, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2003

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the six months ended June 30, 2003.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

enc.

Hlc/jw
F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\1 aug 03\finance result.doc

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

03 NOV -5 AM 7:21

To: All Shareholders

The Board of Directors of DBS Group Holdings Ltd ("DBSH") announces the following:

1. UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED

	DBSH GROUP							
	1st Half 2003	1st Half 2002	Incr/ (Decr)	2nd Qtr 2003	1st Qtr 2003	Incr/ (Decr)	2nd Qtr 2002	Incr/ (Decr)
	S$'M	S$'M	%	S$'M	S$'M	%	S$'M	%
Interest income	1,805	2,286	(21.0)	892	913	(2.3)	1,120	(20.4)
Less: Interest expense	646	953	(32.2)	332	314	5.7	457	(27.4)
Net interest income	1,159	1,333	(13.1)	560	599	(6.5)	663	(15.5)
Fee and commission income	374	406	(7.9)	214	160	33.8	213	0.5
Dividends	25	17	47.1	21	4	425.0	16	31.3
Rental income	16	12	33.3	7	9	(22.2)	4	75.0
Other income	469	266	76.3	186	283	(34.3)	115	61.7
Income before operating expenses	2,043	2,034	0.4	988	1,055	(6.4)	1,011	(2.3)
Less: Staff costs	429	466	(7.9)	210	219	(4.1)	230	(8.7)
Other operating expenses	472	460	2.6	249	223	11.7	237	5.1
Goodwill amortisation	214	136	57.4	107	107	-	69	55.1
Operating expenses before provisions	1,115	1,062	5.0	566	549	3.1	536	5.6
Operating profit before provisions	928	972	(4.5)	422	506	(16.6)	475	(11.2)
Less: Provision for possible loan losses and diminution in value of other assets	287	203	41.4	172	115	49.6	107	60.7
Operating profit	641	769	(16.6)	250	391	(36.1)	368	(32.1)
Add: Share of profits less losses of associated and joint venture companies	22	27	(18.5)	10	12	(16.7)	13	(23.1)
Net profit before taxation	663	796	(16.7)	260	403	(35.5)	381	(31.8)
Less: Taxation	165	179	(7.8)	56	109	(48.6)	82	(31.7)
Share of taxation of associated and joint venture companies	4	7	(42.9)	2	2	-	4	(50.0)
Net profit after taxation	494	610	(19.0)	202	292	(30.8)	295	(31.5)
Less: Minority interests	28	74	(62.2)	15	13	15.4	37	(59.5)
Net profit attributable to members	466	536	(13.1)	187	279	(33.0)	258	(27.5)

2. SELECTED BALANCE SHEET DATA

	DBSH			DBSH GROUP		
	Jun 30 2003	Dec 31 2002	Jun 30 2002	Jun 30 2003	Dec 31 2002	Jun 30 2002
	S$'M	S$'M	S$'M	S$'M	S$'M	S$'M
(a) **ASSETS**						
Total assets	6,762	6,950	5,620	158,447	149,375	152,173
Customer loans and advances including bills receivable [1/]	-	-	-	62,714	60,709	64,561
Subsidiary companies	6,759	6,947	5,425	-	-	-
(b) **LIABILITIES**						
Deposits and other accounts of customers	-	-	-	105,514	101,315	102,984
Deposits and balances of banks and agents	-	-	-	7,512	4,877	10,233
Subordinated term debts (unsecured)						
- due within one year	-	-	-	25	24	25
- due after one year	-	-	-	5,820	5,762	5,852
Borrowings and debt securities [2/]						
- due within one year	-	-	-	2,407	1,972	1,177
- due after one year	-	-	-	3,304	2,928	3,190
(c) **CAPITAL AND RESERVES**						
Paid-up preference share capital	86	86	86	86	86	86
Issued and paid-up ordinary share capital	1,470	1,469	1,469	1,470	1,469	1,469
Ordinary shareholders' funds	6,673	6,860	5,524	14,186	13,885	13,592
Total (ordinary and preference) shareholders' funds	6,759	6,947	5,610	14,745	14,445	14,152

Notes:
1/ After deducting cumulative provisions.
2/ Includes secured amount of S$1,660 million as at June 30, 2003 (December 31, 2002: S$1,409 million; June 30, 2002: S$1,557 million). These are mainly secured by properties and securities.

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) DBS prepares its financial statements in accordance with Financial Reporting Standards ("FRS").

DBSH Group's operating profit before goodwill amortisation and provisions in the first half of 2003 ("1st Half 2003") was S$1,142 million, an increase of 3.1% over the same period in 2002. The improved year-on-year performance was mainly due to a 2.7% reduction in operating expenses. After goodwill amortisation of S$214 million and higher provision charges of S$287 million, net profit attributable to members declined by 13.1% to S$466 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 44.1% compared to 45.5% for the same period last year.

Compared to first quarter 2003 ("1st Qtr 2003"), operating profit before goodwill amortisation and provisions decreased by 13.7% mainly due to lower income earned and higher operating expenses incurred in second quarter 2003 ("2nd Qtr 2003"). After taking into account provision of S$172 million, net profit attributable to members showed a decrease of 33%. Cost-to-income ratio (excluding goodwill amortisation) increased to 46.5% in 2nd Qtr 2003 from 41.9% in 1st Qtr 2003.

(b) Net interest income in 1st Half 2003 decreased by 13.1% to S$1,159 million over the same period in 2002. The decrease was mainly due to narrower spread on loans and reduced benefits from deployment of net free funds in the prevailing low interest rate environment. Net interest margin was 1.78% for 1st Half 2003 compared to 1.97% in 1st Half 2002.

Compared to 1st Qtr 2003, the decrease in net interest income to S$560 million in 2nd Qtr 2003 was mainly due to continuing interest spread compression in a low interest rate environment. Net interest margin was 1.68% for 2nd Qtr 2003.

(c) Fee and commission income in 1st Half 2003 decreased by 7.9% to S$374 million over the same period in 2002. The decrease was mainly due to lower stockbroking fees resulting from less favourable conditions in the equity market. Credit card fees and fund management income were also lower given the economic uncertainty in 1st Half 2003.

Compared to 1st Qtr 2003, fee and commission income rose 33.8% to S$214 million in 2nd Qtr 2003. Most categories of fee and commission income registered increases reflecting the improvement in equity market and the success in sale of wealth management products.

Other income for 1st Half 2003 increased significantly by 76.3% to S$469 million as compared to 1st Half 2002. The increase was due to higher net gains from treasury operations and investment securities.

Other income for 2nd Qtr 2003 was S$97 million lower than 1st Qtr 2003. This was due to higher earnings from treasury operations in 1st Qtr 2003.

(d) Excluding goodwill amortisation, year-on-year ("YOY") operating expenses declined by 2.7%.

Staff costs showed a decrease of S$37 million or 7.9%, of which approximately S$21 million was due to staff reduction resulting from outsourcing certain technology-related functions in the Group. The remaining S$16 million decrease in staff costs was the result of headcount reduction arising from rationalisation of workflow and businesses. Technology-related expenses showed a significant increase mainly due to payment of outsourcing fees.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 44.1% for 1st Half 2003 compared to 45.5% for the same period in 2002.

Compared to 1st Qtr 2003, second quarter operating expenses (excluding goodwill amortisation) was 3.8% higher. The increase was partially contributed by higher revenue–related expenses of approximately S$14 million. Cost-to-income ratio (excluding goodwill amortisation) was 46.5% in 2nd Qtr 2003.

(e) On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owns 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation in 1st Half 2003 showed an increase compared to 1st Half 2002.

(f) Provision charge was S$287 million for 1st Half 2003. Approximately 69% of the total charge were loan-related.

Higher general provision was made in 1st Half 2003 following an increase in customer loan outstanding. This was in contrast with 1st Half 2002 where customer loan outstanding declined from year-end and general provision reserve was released.

In the 2nd Qtr 2003, higher provision charge was set aside for customers both in Singapore and Hong Kong following the weak economic environment prevailing for most part of the quarter. The property market continues to be soft and additional provision was made for properties held by the Group.

(g) Tax expenses were lower in 1st Half 2003. This was mainly due to a lower income earned during this period as compared to 1st Half 2002.

(h) At the end of June 2003, total assets was S$158.4 billion. Compared to end December 2002, customer loans increased by 3.3% to S$62.7 billion despite limited loan demand in a highly competitive environment. The increase in loans was mainly attributed to "manufacturing", and "financial institutions, investment & holding companies" sectors. Customer deposits increased by 4.1% to S$105.5 billion. The Group's loan-to-deposit ratio at the end of June 2003 was 59.4%.

(i) At the end of June 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 14.2%.

(j) There is no material adjustment for under or overprovision of tax in respect of prior years.

(k) DBSH Group has applied the same accounting policies and methods of computations in its financial statements in 1st Half 2003 compared with the audited financial statements for Year 2002.

(l) Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period, or extended to take into account the requirements of revised FRS.

4. OTHER INFORMATION

	DBSH			DBSH GROUP		
	1st Half 2003	1st Half 2002	Incr/ (Decr) (%)	1st Half 2003	1st Half 2002	Incr/ (Decr) (%)
(a) **Depreciation** (S$'M)	-	-		91	92	(1.1)
(b) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds** (%)	-	0.01	NM	6.38	7.74	(17.6)
(c) **Net profit as a percentage of average total assets** (%)	-	0.01	NM	0.61	0.71	(14.1)
(d) **Net asset backing per ordinary share** (S$)						
(i) Based on existing ordinary share capital	4.54	3.75	21.1	9.65	9.25	4.3
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.34	3.61	20.2	9.48	9.10	4.2
(e) **Earnings per ordinary share** (S$)						
(i) Basic (Based on existing ordinary share capital)	-	(0.01)	NM	0.62	0.72	(13.9)
(ii) Diluted	-	(0.01)	NM	0.60	0.70	(14.3)

Note:
1/ NM: Not Meaningful

(f) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between April 1, 2003 and June 30, 2003	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		June 30, 2003	June 30, 2002
Conversion of non-voting CPS	-	19,608,841	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	358,100	47,602,266	35,376,024

5. INTERIM DIVIDEND

The Directors are recommending a gross Interim Preferential Dividend of 14 cents per DBSH non-voting CPS and per DBSH non-voting redeemable CPS less 22% Singapore income tax, and a gross Interim Dividend of 14 cents per ordinary share less 22% Singapore income tax. Details of proposed dividends in respect of the half year ended June 30 are as follows:

	DBSH	
	2003 **S$'M**	**2002** **S$'M**
DBSH Non-voting CPS		
Interim dividend of 14 cents less 22% tax (2002: 14 cents less 22% tax)	2.1	2.1
DBSH Non-voting redeemable CPS		
Interim dividend of 14 cents less 22% tax (2002: 14 cents less 22% tax)	7.3	7.3
DBSH Ordinary share		
Interim dividend of 14 cents less 22% tax (2002: 14 cents less 22% tax)	160.5	160.4

The proposed Interim Preferential Dividend payout may be smaller if the DBSH non-voting CPS and non-voting redeemable CPS are converted into ordinary shares pursuant to paragraph 4(f) on or before August 15, 2003, while the Interim Dividend payout on ordinary shares may be greater if additional ordinary shares are issued pursuant to paragraph 4(f) on or before the same date. The dividends are payable on August 28, 2003.

6. SUBSEQUENT EVENT

On July 18, 2003, DBS Bank received an Option Notice from the minority shareholder of DBS Vickers Securities Holdings Pte Ltd ("DBSV") requiring DBS Bank to purchase 336,175,960 shares in DBSV. When the purchase is completed on the Option Completion date of September 11, 2003, DBS Bank's equity interest in DBSV will increase from 59.5% to 100%.

7. **CLOSURE OF BOOKS**

Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from August 18, 2003 to August 19, 2003, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street, #11-00 PWC Building, Singapore 048424 up to 5.00 pm on August 15, 2003 will be registered to determine shareholders' entitlement to the proposed Interim Preferential Dividend and proposed Interim Ordinary Dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividend will be paid by DBSH to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

AUGUST 1, 2003
SINGAPORE

For more information on the above announcement, visit our website at www.dbs.com

03 NOV -5 AM 7:21

DBS

Ref No. 43/2003

DBS first half 2003 net profit down 13.1% to S$466 million;
Operating profit up 3.1%

* * *

DBS diversifies from traditional lending;
Non-interest income up 26.1%, contributes 43% of total income

* * *

DBS sells record volume of investment products;
S$2.1 billion in Hong Kong, S$1.9 billion in Singapore

* * *

SINGAPORE, August 1, 2003 - DBS Group Holdings (DBS) today announced first half 2003 net profit decline of 13.1% to S$466 million from S$536 million reported last year. Operating profit grew 3.1% to S$1.142 billion over the same period last year.

Financial Highlights

1H 2003 versus 1H 2002	2Q 2003 versus 1Q 2003
• Net profit down 13.1% to S$466 million • Cash* net profit increased 1.2% to S$680 million	• Net profit decreased 33% to S$187 million • Cash* net profit decreased 23.8% to S$294 million
* * *	* * *
• Operating profit before goodwill amortisation and provisions up 3.1% to S$1.142 billion • Provision charges up 41.4% to S$287 million • Non-performing loan (NPL) ratio stable at 5.9% • Cash* ROA down to 0.88% from 0.89%	• Operating profit before goodwill amortisation and provisions down 13.7% to S$529 million • Provision charges increased 49.6% to S$172 million • NPL ratio steady at 5.9% • Cash* ROA down to 0.75% from 1.01%

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

• Cash* ROE down to 9.3% from 9.7%	• Cash* ROE down to 8.0% from 10.6%
• Return on tangible equity (ROTE) up to 19.4%	• ROTE down to 16.3%
• Annualised Basic EPS* stable at S$0.91	• Annualised Basic EPS* down to S$0.78

** Excluding goodwill amortisation*

First half results

For first half 2003, DBS reported net profit attributable to members was down 13.1% to S$466 million. Excluding goodwill amortisation, net profit attributable to members was up 1.2% from the previous year to S$680 million.

Operating profit before goodwill amortisation and provisions for the first six months to June 30, 2003 improved 3.1% from the same period in 2002, boosted by a 26.1% rise in non-interest income, but held back by a 13.1% decline in net interest income. Operating expenses fell 2.7%. Despite the growth in operating profit, higher provisions and goodwill charges hurt the bottom line.

Commenting on the results, DBS CEO Jackson Tai said, "Our dominant Singapore deposit base, which can be a strategic advantage, was difficult to manage in today's low rate environment. Moreover, intense competition continued to squeeze interest margins on our mortgages, and we set aside higher provisions in view of the turbulent environment.

"DBS Hong Kong operations showed resilience despite a difficult environment. Interest margins in Hong Kong remained stable and continued to be higher than the levels in Singapore. Our Hong Kong franchise has significantly enhanced the group's distribution capability for DBS' corporate finance, treasury, and wealth management products."

Second quarter results

Operating profit before goodwill amortisation and provisions for the second quarter was S$529 million, down 13.7% compared to the first quarter of 2003. For the same period, net interest income and non-interest income dropped 6.5% and 6.1%, respectively while provisions rose 49.6%. Operating expenses were marginally higher by 3.8%.

Net profit attributable to members was down 33% to S$187 million relative to the first quarter of 2003. Excluding goodwill amortisation, net profit attributable to members for the quarter decreased 23.8% to S$294 million.

Operating income

Operating income for the first half of 2003 was up slightly to S$2.043 billion – a 26.1% increase in non-interest income to S$884 million more than offset a 13.1% decline in net interest income to S$1.159 billion.

DBS' distribution power through its branch network in Hong Kong and Singapore coupled with its strong capability in originating investment products, generated record investment product sales. The Bank was able to transfer product structuring capabilities to its Hong Kong banking franchise, and customised a range of interest rate, foreign currency and other derivative products to meet growing customer demand for higher-yielding instruments in an otherwise low-interest rate environment.

Sales of investment products in Singapore and Hong Kong totalled S$4 billion in first half 2003, almost double the S$2.1 billion achieved in first half 2002. Branches in Hong Kong reported S$2.1 billion in sales, or 1.5 times the whole of last year, while Singapore accounted for S$1.9 billion.

Quarter on quarter, investment product sales grew 13% despite the outbreak of the pneumonia virus in the region.

Net interest margin dropped 19 basis points to 1.78%. The decline was driven by rate competition in key lending segments such as home mortgages, as well as from lower returns in the interbank market for DBS' excess funds. Compared to first half 2002, the average yield on customer loans fell 57 basis points and the average yield on interbank assets declined 86 basis points. As DBS is a leader in home mortgages and deposits, these two sharp declines adversely affected the Group's interest margins. However, steps taken to reduce funding costs by 46 basis points partially offset declines in loan yields. Consequently, net interest income decreased 6.5% for the second quarter compared to the first quarter of 2003. Net interest margin for the second quarter was 1.68%. In the first half of 2003, DBS achieved loan growth of 3.3% over December 31, 2002.

The ratio of non-interest income to total income stood at 43.3%. Other income surged 76.3% to S$469 million on the back of strong sales in structured products and gains from trading government and corporate securities.

Fee and commission income for the first half was down 7.9% to S$374 million as weaker equity markets in the region dampened stockbroking income. Although DBS achieved substantial volume gains in investment product sales, not all earnings from these efforts are recorded as fee income. A significant amount of DBS' wealth management products incorporate the Bank's own Treasury structured products and therefore, revenues from these structured products are recorded in "Other Income" category.

For the quarter, non-interest income decreased 6.1% to S$428 million. Fee income increased 33.8% to S$214 million and other income declined 34.3% to S$186 million. Fee income was supported by higher income from stockbroking, wealth management and investment banking operations.

DBS led the Singapore markets in IPOs, share placements, loan syndications and M&A advisory deals in first half 2003, including the flotation of SingPost, the largest new issue in Singapore this year. In the same period, the Bank was ranked first in the number of merger and acquisition deals completed in Asia ex-Japan, and fifth in value terms, by Thomson Financial.

Operating expenses

Operating expenses were down 2.7% to S$901 million compared to first half of 2002, as DBS continued to prudently manage its operating cost structure. Consequently, DBS' cost-to-income ratio fell 1.4 percentage points to 44.1%.

The improvement in expenses was primarily due to a 7.9% reduction in staff costs to S$429 million. Of the S$37 million staff cost reduction, approximately S$21 million was due to lower headcount resulting from the outsourcing of technology-related functions in the Group, and the balance from rationalisation of workflow and businesses. The outsourcing costs, recorded under technology-related expenses, accounted for the bulk of the 38.5% increase in that category.

For the second quarter, expenses were up 3.8% compared to the first quarter of 2003 due to revenue-related commissions and other charges arising from stronger brokerage and investment fund sales.

For first half 2003, DBS Hong Kong reported net profit growth of 12.2% (proforma for the combined operations of DBS Kwong On and Dao Heng Bank, under Hong Kong accounting standards) over first half 2002, despite a 71% increase in provisions. Operating profit before provisions increased 27.1% as the group achieved higher income through the strong distribution of investment products and better cost efficiency. The operating results were supported by increase in non-interest income of 30.5% to S$171 million while net interest income declined 4.1% to S$402 million. Net interest margin in Hong Kong remained stable at 2.35%. Operating expenses decreased 2.4% to S$242 million and cost-to-income ratio improved to 42.2%. The cost efficiencies reflected the Group's rationalisation of its Hong Kong branch network by 30% since December 2000, and the integration of processes within Hong Kong and across the region.

Asset quality

DBS' total non-performing loans (NPLs) at June 30, 2003 were S$4.163 billion or 5.9% of total non-bank loans, compared to S$4.224 billion or 6.1% of total non-bank loans at the end of December 2002. The overall grading of the NPLs remained stable – 73% were graded substandard and only 27% were graded doubtful or loss.

DBS' Hong Kong credit card annualised charge-off rate for first half of 2003 was 12%, 0.2 percentage points higher than the 11.8% full year charge-off rate for 2002.

DBS maintained a cautious approach to provisioning due to the continued sluggish economy. For the first half of 2003, provisions totalled

S$287 million, up 41.4% from S$203 million in the first half of 2002. Of the specific provisions, S$172 million was related to loans, S$7 million to equities and S$81 million to properties and other assets.

DBS Thai Danu Bank

As reported on July 18, 2003, net profit at DBS Thai Danu Bank (DTDB) grew 40.8% to Baht 184.3 million (S$7.7 million) for first half 2003 compared to the corresponding period in 2002. DTDB achieved 6% growth in net interest and dividend income to Baht 1,209.3 million (S$50.5 million) and non-interest income growth of 11.6% to Baht 465 million (S$19.4 million). The net interest income growth was aided by a 2.7% year-to-date loan growth to Baht 79.6 billion (S$3.3 billion). Operating expenses were up 4.9% to Baht 1,140 million (S$47.7 million) primarily due to technology related investments to enhance service quality, higher business taxes and Financial Institutions Development Fund contributions.

Capital and Dividends

At its meeting today, the DBS Board approved maintaining first-half dividend of S$0.14 per share, payable on August 28, 2003 to shareholders on record on August 15, 2003.

At June 30, 2003, DBS' total capital adequacy ratio (CAR) stood at 14.2%, comfortably above the minimum 8% total CAR under BIS standards. DBS' Tier 1 CAR was 9.7%. The Group has no present plans to raise additional capital.

DBS Bank is the largest bank in Singapore as measured by assets, with dominant positions in consumer banking, treasury and markets, securities brokerage, and equity and debt fund raising. With the merger of its wholly-owned Dao Heng Bank and DBS Kwong On Bank operations in Hong Kong, DBS Bank is now the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate, institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. In China, the bank has branches and representative offices in Shanghai, Beijing, Shenzhen, Fuzhou and Tianjin. The Bank's credit ratings are amongst the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

More information on the above announcement is available at www.dbs.com/investor.

The presentation for Media and Analysts will be webcast from 1730 hours (Singapore and HongKong time)

For more information, contact:

Catherine Ong
Group Communications
DBS Bank
e-mail: cathong@dbs.com
Telephone: (65) 6878-3748
Fax: (65) 6222-4478
Mobile: (65) 9697-0007

Tony Raza
Investor Relations
DBS Bank
e-mail: anthonyr@dbs.com
Telephone: (65) 6878-4751
Fax: (65) 6226-3702
Mobile: (65) 9785-3259

DBS

UNAUDITED FINANCIAL RESULTS FOR FIRST HALF 2003

PERFORMANCE SUMMARY

August 1, 2003

Contents

Financial Highlights

DBS prepares its financial statements in accordance with Financial Reporting Standards ("FRS").

	1st Half 2003 S$'m	1st Half 2002 S$'m	2nd Qtr 2003 S$'m	1st Qtr 2003 S$'m	2nd Qtr 2002 S$'m
For the period					
Income before operating expenses	**2,043**	2,034	**988**	1,055	1,011
Operating profit before goodwill amortisation and provisions	**1,142**	1,108	**529**	613	544
Operating profit before provisions	**928**	972	**422**	506	475
Net profit before tax	**663**	796	**260**	403	381
Net profit attributable to members	**466**	536	**187**	279	258
Net profit attributable to members (excluding goodwill amortisation)	**680**	672	**294**	386	327
At period-end					
Shareholders' funds	**14,745**	14,152	**14,745**	14,742	14,152
Interest bearing assets	**134,165**	133,921	**134,165**	133,746	133,921
Customer loans [1/]	**62,714**	64,561	**62,714**	61,640	64,561
Customer deposits	**105,514**	102,984	**105,514**	105,629	102,984
Total assets	**158,447**	152,173	**158,447**	155,981	152,173
Per share	**S$**	S$	**S$**	S$	S$
Basic earnings excluding goodwill amortisation [2/]	**0.91**	0.91	**0.78**	1.04	0.88
Basic earnings [2/]	**0.62**	0.72	**0.50**	0.75	0.69
Diluted earnings [2/]	**0.60**	0.70	**0.48**	0.72	0.66
Net asset value at period-end	**9.65**	9.25	**9.65**	9.64	9.25
Net tangible asset value at period-end	**4.55**	5.74	**4.55**	4.47	5.74

Performance ratios

	1st Half 2003 (%)	1st Half 2002 (%)	2nd Qtr 2003 (%)	1st Qtr 2003 (%)	2nd Qtr 2002 (%)
On a GAAP basis					
Return on assets [2/]	**0.61**	0.71	**0.48**	0.73	0.69
Return on equity [2/]	**6.38**	7.74	**5.07**	7.65	7.40
Excluding goodwill amortisation					
Return on assets [2/]	**0.88**	0.89	**0.75**	1.01	0.87
Return on equity [2/]	**9.31**	9.71	**7.95**	10.59	9.37
Return on tangible equity [2/ 3/]	**19.40**	15.44	**16.28**	22.24	14.70
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**44.1**	45.5	**46.5**	41.9	46.2
As a percentage of total operating income:					
- net interest income	**56.7**	65.5	**56.7**	56.8	65.6
- non-interest income	**43.3**	34.5	**43.3**	43.2	34.4
BIS Capital ratios (at period-end)					
- Tier 1 capital	**9.7**	12.7	**9.7**	9.8	12.7
- Total capital	**14.2**	17.6	**14.2**	14.5	17.6

Notes:

1/ *After deducting cumulative provisions.*

2/ Earnings per share, return on assets, return on equity and return on tangible equity for the periods are computed on an annualised basis.

3/ *Computed based on net profit attributable to members excluding goodwill divided by average shareholders' funds after deduction of average goodwill.*

Financial Review

DBSH Group's operating profit before goodwill amortisation and provisions in the first half of 2003 ("1st Half 2003") was S$1,142 million, an increase of 3.1% over the same period in 2002. The improved year-on-year performance was mainly due to a 2.7% reduction in operating expenses. After goodwill amortisation of S$214 million and higher provision charges of S$287 million, net profit attributable to members declined by 13.1% to S$466 million.

Cost-to-income ratio (excluding goodwill amortisation) improved to 44.1% compared to 45.5% for the same period last year.

Compared to first quarter 2003 ("1st Qtr 2003"), operating profit before goodwill amortisation and provisions decreased by 13.7% mainly due to lower income earned and higher operating expenses incurred in second quarter 2003 ("2nd Qtr 2003"). After taking into account provision of S$172 million, net profit attributable to members showed a decrease of 33%.

Cost-to-income ratio (excluding goodwill amortisation) increased to 46.5% in 2nd Qtr 2003 from 41.9% in 1st Qtr 2003.

Profit and Loss Account

	1st Half 2003 S$'m	1st Half 2002 S$'m	2nd Qtr 2003 S$'m	1st Qtr 2003 S$'m	2nd Qtr 2002 S$'m
Net interest income	**1,159**	1,333	**560**	599	663
Non-interest income	**884**	701	**428**	456	348
Income before operating expenses	**2,043**	2,034	**988**	1,055	1,011
Operating expenses	**(901)**	(926)	**(459)**	(442)	(467)
Operating profit before goodwill amortisation and provisions	**1,142**	1,108	**529**	613	544
Goodwill amortisation	**(214)**	(136)	**(107)**	(107)	(69)
Operating profit before provisions	**928**	972	**422**	506	475
Provisions	**(287)**	(203)	**(172)**	(115)	(107)
Operating profit	**641**	769	**250**	391	368
Share of profit and loss of associates	**22**	27	**10**	12	13
Net profit before taxation	**663**	796	**260**	403	381
Taxation	**(169)**	(186)	**(58)**	(111)	(86)
Minority interests	**(28)**	(74)	**(15)**	(13)	(37)
Net profit attributable to members ("NPAM")	**466**	536	**187**	279	258
NPAM excluding goodwill amortisation	**680**	672	**294**	386	327

DBS Bank (Hong Kong) Limited

The banking licenses for DBS' wholly-owned Hong Kong subsidiaries, including Dao Heng Bank Group and DBS Kwong On Bank, were legally merged on July 21, 2003 following the receipt of local regulatory and legislative approvals. The following table reflects the performance of the merged entity prepared under Hong Kong Generally Accepted Accounting Principles.

Operating profit for 1st Half 2003 showed a 13.3% year-on-year increase contributed by higher non-interest income and lower impairment loss of fixed assets. Non-interest income rose by 30.5% due to higher sales of wealth management products and trading income. This was partly offset by lower net interest income and higher loan provisions. The reduction in net interest income was mainly attributable to sluggish loan demand. Provisions rose because of significant write-back in loan provisions in 1st Half 2002. Operating expenses declined by 2.4% mainly achieved through further streamlining of operations.

Operating profit in 2nd Qtr 2003 was lower than the preceding quarter by 22.4% due to higher provision charge and operating expenses. Expenses were incurred in the preparation for the legal merger. The provision charge in 2nd Qtr 2003 was primarily due to loan-related provisions.

Profit and Loss Account	1st Half 2003 S$'m	1st Half 2002 S$'m	2nd Qtr 2003 S$'m	1st Qtr 2003 S$'m	2nd Qtr 2002 S$'m
Net interest income	**402**	419	**203**	199	209
Non-interest income	**171**	131	**87**	84	65
Income before operating expenses	**573**	550	**290**	283	274
Operating expenses	**(242)**	(248)	**(128)**	(114)	(120)
Impairment of fixed assets	**(3)**	(44)	**(2)**	(1)	(44)
Operating profit before provisions	**328**	258	**160**	168	110
Provisions	**(106)**	(62)	**(63)**	(43)	(41)
Operating profit	**222**	196	**97**	125	69
Net profit before taxation	**222**	204	**97**	125	74
Net profit after taxation	**184**	164	**81**	103	54

Notes:

1/ *The exchange rate used for all comparative periods is based on HK$1 = S$0.2258.*

2/ In the preparation of the consolidated accounts of DBSH Group, appropriate adjustments have been made to bring them in line with Financial Reporting Standards ("FRS") in Singapore. Under FRS, the contribution from DBS Bank (Hong Kong) Limited was as follows:

	1st Half 2003 S$'m	1st Half 2002 S$'m	2nd Qtr 2003 S$'m	1st Qtr 2003 S$'m	2nd Qtr 2002 S$'m
Net profit before taxation	**203**	182	**85**	119	62
Net profit after taxation	**173**	141	**78**	96	42

Exhibit 1
Group Net Interest Income and Net Interest Margin


S$'m
(%)
3,000
2,500
2,000
1,500
1,000
500
0
1,430
2,035
2,039
2,257
2,645
1.77
1.96
2.00
1.97
1.87
1.68
663
671
642
599
560
1998 1999 2000 2001 2002 2Q02 3Q02 4Q02 1Q03 2Q03
Net Interest Income
Net Interest Margin (%)

Net Interest Income and Net Interest Margin

Net interest income in 1st Half 2003 decreased by 13.1% to S$1,159 million over the same period in 2002. The decrease was mainly due to narrower spread on loans and reduced benefits from deployment of net free funds in the prevailing low interest rate environment.

Net interest margin was 1.78% for 1st Half 2003 compared to 1.97% in 1st Half 2002.

Compared to 1st Qtr 2003, the decrease in net interest income to S$560 million in 2nd Qtr 2003 was mainly due to continuing interest spread compression in a low interest rate environment.

Net interest margin was 1.68% for 2nd Qtr 2003.

Table 1
Group Net Interest Income and Net Interest Margin

S$'m	1st Half 2003 Ave balance	1st Half 2003 Interest	1st Half 2003 Ave rate (%)	1st Half 2002 Ave balance	1st Half 2002 Interest	1st Half 2002 Ave rate (%)
Customer loans and advances	61,424	1,210	3.97	65,938	1,486	4.54
Interbank items	40,783	202	1.00	47,988	443	1.86
Securities [1/]	28,909	393	2.74	22,448	357	3.21
Total interest bearing assets	131,116	1,805	2.78	136,374	2,286	3.38
Total interest bearing liabilities	122,387	646	1.06	126,502	953	1.52
Net interest income/margin		1,159	1.78		1,333	1.97

S$'m	2nd Qtr 2003 Ave balance	2nd Qtr 2003 Interest	2nd Qtr 2003 Ave rate (%)	1st Qtr 2003 Ave balance	1st Qtr 2003 Interest	1st Qtr 2003 Ave rate (%)	2nd Qtr 2002 Ave balance	2nd Qtr 2002 Interest	2nd Qtr 2002 Ave rate (%)
Customer loans and advances	61,821	602	3.91	61,225	608	4.03	65,326	726	4.46
Interbank items	41,298	91	0.88	40,751	111	1.10	47,797	219	1.84
Securities [1/]	30,570	199	2.61	27,718	194	2.83	22,620	175	3.10
Total interest bearing assets	133,689	892	2.68	129,694	913	2.86	135,743	1,120	3.31
Total interest bearing liabilities	125,026	332	1.06	121,318	314	1.05	125,775	457	1.46
Net interest income/margin		560	1.68		599	1.87		663	1.96

Notes:
1/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.
2/ Ave: Average

Table 2
Group Non-Interest Income

S$'m	1st Half 2003	1st Half 2002
Fee and commission income	374	406
Stockbroking	51	83
Investment banking	33	32
Trade and remittances	54	55
Loan related	71	62
Deposit related	52	53
Credit card	41	46
Fund management	18	21
Wealth management	38	37
Others	16	17
Dividend and rental income	41	29
Other income	469	266
Net gain on treasury products including structured investment products	282	177
Net gain on Singapore government securities	135	47
Net gain on equities	11	13
Net gain on investment securities	32	10
Net gain on fixed assets	-	4
Others	9	15
Total	884	701
Non-interest income as a percentage of Operating income (%)	43.3	34.5

S$'m	2nd Qtr 2003	1st Qtr 2003	2nd Qtr 2002
Fee and commission income	214	160	213
Stockbroking	33	18	36
Investment banking	26	7	19
Trade and remittances	27	27	26
Loan related	35	36	36
Deposit related	26	26	27
Credit card	21	20	25
Fund management	11	7	9
Wealth management	24	14	24
Others	11	5	11
Dividend and rental income	28	13	20
Other income	186	283	115
Net gain on treasury products including structured investment products	129	153	83
Net gain on Singapore government securities	33	102	21
Net gain/(loss) on equities	12	(1)	(2)
Net gain on investment securities	5	27	3
Net gain/(loss) on fixed assets	1	(1)	4
Others	6	3	6
Total	428	456	348
Non-interest income as a percentage of Operating income (%)	43.3	43.2	34.4

Non-interest Income

Fee and commission income in 1st Half 2003 decreased by 7.9% to S$374 million over the same period in 2002. The decrease was mainly due to lower stockbroking fees resulting from less favourable conditions in the equity market. Credit card fees and fund management income were also lower given the economic uncertainty in 1st Half 2003.

Other income for 1st Half 2003 increased significantly by 76.3% to S$469 million as compared to 1st Half 2002. The increase was due to higher net gains from treasury operations and investment securities.

Compared to 1st Qtr 2003, fee and commission income rose 33.8% to S$214 million in 2nd Qtr 2003. Most categories of fee and commission income registered increases reflecting the improvement in equity market and the success in sale of wealth management products.

Other income for 2nd Qtr 2003 was S$97 million lower than 1st Qtr 2003. This was due to higher earnings from treasury operations in 1st Qtr 2003.

Table 3
Group Operating Expenses

S$'m	1st Half 2003	1st Half 2002
Staff costs	**429**	466
Occupancy expenses	**99**	104
Technology-related expenses	**144**	104
Others	**229**	252
Total	**901**	926
Cost-to-income ratio (%) (excluding goodwill amortisation)	**44.1**	45.5
Staff headcount number (at period-end)	**11,948**	12,749

S$'m	2nd Qtr 2003	1st Qtr 2003	2nd Qtr 2002
Staff costs	**210**	219	230
Occupancy expenses	**51**	48	49
Technology-related expenses	**73**	71	53
Others	**125**	104	135
Total	**459**	442	467
Cost-to-income ratio (%) (excluding goodwill amortisation)	**46.5**	41.9	46.2
Staff headcount number (at period-end)	**11,948**	12,036	12,749

Operating Expenses

Excluding goodwill amortisation, year-on-year ("YOY") operating expenses declined by 2.7%.

Staff costs showed a decrease of S$37 million or 7.9%, of which approximately S$21 million was due to staff reduction resulting from outsourcing certain technology-related functions in the Group. The remaining S$16 million decrease in staff costs was the result of headcount reduction arising from rationalisation of workflow and businesses. Technology-related expenses showed a significant increase mainly due to payment of outsourcing fees.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 44.1% for 1st Half 2003 compared to 45.5% for the same period in 2002.

Compared to 1st Qtr 2003, second quarter operating expenses (excluding goodwill amortisation) was 3.8% higher. The increase was partially contributed by higher revenue-related expenses of approximately S$14 million. Cost-to-income ratio (excluding goodwill amortisation) was 46.5% in 2nd Qtr 2003.

Goodwill Amortisation

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owns 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation in 1st Half 2003 showed an increase compared to 1st Half 2002.

Table 4
Group Provision Charge

S$'m	1st Half 2003	1st Half 2002
Loans	**172**	163
Equities	**7**	(4)
Properties and other assets	**81**	81
Specific provision	**260**	240
General provision	**27**	(37)
Total	**287**	203

S$'m	2nd Qtr 2003	1st Qtr 2003	2nd Qtr 2002
Loans	**112**	60	73
Equities	**(9)**	16	(7)
Properties and other assets	**53**	28	76
Specific provision	**156**	104	142
General provision	**16**	11	(35)
Total	**172**	115	107

Provision Charge

Provision charge was S$287 million for 1st Half 2003. Approximately 69% of the total charge were loan-related.

Higher general provision was made in 1st Half 2003 following an increase in customer loan outstanding. This was in contrast with 1st Half 2002 where customer loan outstanding declined from year-end and general provision reserve was released.

In 2nd Qtr 2003, higher provision charge was set aside for customers both in Singapore and Hong Kong following the weak economic environment prevailing for most part of the quarter. The property market continues to be soft and additional provision was made for properties held by the Group.

Taxation

Tax expenses were lower in 1st Half 2003. This was mainly due to a lower income earned during this period as compared to 1st Half 2002.

Exhibit 2
Group Non-Performing Loans


S$'m
9000
6000
3000
0
(%)
20
15
10
5
0
7,086
8,149
4,411
4,512
4,360
4,155
4,224
4,133
4,183
Dec 98 Dec 99 Dec 00 Dec 01 Jun 02 Sep 02 Dec 02 Mar 03 Jun 03
S'pore & others
DTDB
DBS Bk (HK)
NBk NPL/NBk Loans

Table 5
Group Geographical NPL Rate (Based on MAS standard)

(%)	Jun 30 2003	Dec 31 2002	Jun 30 2002
Singapore	3.9	4.2	3.8
Hong Kong	3.5	3.5	3.7
Regional countries (excl. DTDB)	26.5	40.6	36.3
DTDB	29.2	27.0	27.8
Other countries	8.7	8.7	7.1

Notes:
1/ DTDB : DBS Thai Danu Bank Public Company Limited
2/ Regional countries (RC) include Malaysia, Indonesia, Thailand, Korea and the Philippines

Asset Quality

The volume of non-performing loans ("NPLs") was S$4.2 billion at the end of June 2003. This includes S$1.6 billion of restructured NPLs.

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.9% at the end of June 2003 due to lower non-performing loans and higher non-bank loan base.

The NPL rate for Hong Kong operations was 3.5% at the end of June 2003. The Group's Hong Kong credit card business recorded a 1.5% loan delinquent rate for 90 days past due. The net charge-off rate for 1st Half 2003 rose to 12% from 11.8% reported for full year 2002. The increased charge-off rate continued to reflect the high unemployment rate and the increase in personal bankruptcy filings.

Exhibit 3
Group Non-Performing Loans – by Loan Grading



S$'m
10,000
8,000
6,000
4,000
2,000
0
Substandard
Doubtful
Loss
7,086
8,149
4,411
4,512
4,360
4,155
4,224
4,133
4,163
3,799
5,121
951
452
3,607
3,411
3,292
2,985
3,114
3,077
3,017
258
282
225
267
252
240
295
546
Dec 98
Dec 99
Dec 00
Dec 01
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03

Loan Grading

As at end June 2003, non-performing loans' profile remains stable compared to end December 2002.

Exhibit 4
Group Cumulative Specific and General Provisions



S$'m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
3,147
4,286
2,286
2,719
2,633
2,533
2,500
2,477
2,496
Dec 98
Dec 99
Dec 00
Dec 01
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of June 2003 was 119% of unsecured NPLs, and 60% of total NPLs.

Table 6
Group Key Balance Sheet Items

S$'m	Jun 30 2003	Dec 31 2002	Jun 30 2002
Total assets	158,447	149,375	152,173
Customer loans [1/]	62,714	60,709	64,561
Customer deposits	105,514	101,315	102,984
Loan-to-deposit ratio (%)	59.4	59.9	62.7
Loan and investment debt securities-to-deposit ratio (%)	68.5	68.3	65.8

Note:
1/ After deducting cumulative provisions.

Balance Sheet

At the end of June 2003, total assets was S$158.4 billion. Compared to end December 2002, customer loans increased by 3.3% to S$62.7 billion despite limited loan demand in a highly competitive environment. The increase in loans was mainly attributed to "manufacturing", and "financial institutions, investment & holding companies" sectors. Customer deposits increased by 4.1% to S$105.5 billion. The Group's loan-to-deposit ratio at the end of June 2003 was 59.4%.

Table 7
Group Customer Deposits

S$'m	Jun 30 2003	Dec 31 2002	Jun 30 2002
Analysed by Currency			
Singapore dollar	**55,360**	53,655	54,139
US dollar	**20,840**	20,096	20,429
Hong Kong dollar	**18,770**	18,731	19,912
Thai Baht	**3,658**	3,164	3,288
Others	**6,886**	5,669	5,216
Total	**105,514**	101,315	102,984
Analysed by Product			
Savings accounts (include S$ autosave)	**44,452**	43,047	42,370
Current accounts	**9,301**	8,975	8,951
Fixed deposits	**48,261**	46,026	50,363
Other deposits	**3,500**	3,267	1,300
Total	**105,514**	101,315	102,984

Table 8
Group Customer Loans

S$'m	Jun 30 2003	Dec 31 2002	Jun 30 2002
Gross	**64,905**	62,901	66,964
Less:			
Specific provisions	**1,273**	1,288	1,419
General provisions	**918**	904	984
Net total	**62,714**	60,709	64,561
Including:			
Bills receivable	**1,459**	1,574	1,553
Loans	**61,255**	59,135	63,008
Net total	**62,714**	60,709	64,561
Industry Breakdown			
Manufacturing	**6,791**	5,856	6,036
Building & Construction	**7,780**	8,057	9,198
Housing Loans	**21,857**	21,910	22,978
General Commerce	**6,057**	5,707	5,378
Transportation, Storage & Communications	**4,869**	4,617	5,183
Financial Institutions, Investment & Holding Companies	**4,547**	3,626	4,216
Professionals & Private Individuals (except Housing Loans)	**7,320**	7,784	8,117
Others	**5,684**	5,344	5,858
Total (Gross)	**64,905**	62,901	66,964
Analysed by Currency and Fixed / Variable Rates			
Fixed rate [1/]			
Singapore dollar	**8,381**	8,359	11,445
Hong Kong dollar	**479**	460	401
US dollar	**3**	1	1
Thai Baht	**785**	862	698
Others	**67**	1	158
Sub-total	**9,715**	9,683	12,703
Variable rate [2/]			
Singapore dollar	**21,305**	21,673	20,791
Hong Kong dollar	**20,478**	20,238	21,366
US dollar	**8,773**	7,333	7,899
Thai Baht	**2,395**	2,128	2,462
Others	**2,239**	1,846	1,743
Sub-total	**55,190**	53,218	54,261
Total (Gross)	**64,905**	62,901	66,964

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 9
Group Capital

S$'m	Jun 30 2003	Dec 31 2002	Jun 30 2002
Tier I Capital	9,068	8,393	10,778
Tier II Capital	4,215	4,233	4,214
Total Capital	13,283	12,626	14,992
Risk Weighted Assets	93,865	81,239	85,400

Exhibit 5
Group Capital Adequacy Ratio



(%)
25
20
15
10
5
0
15.8
19.2
18.9
17.4
17.6
19.0
15.5
14.5
14.2
1.2
3.5
4.5
5.2
4.9
5.3
5.2
4.7
4.5
1/
1/
1998
1999
2000
2001
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Tier I
Tier II

Note:
1/ The reduction in the Tier 1 CAR ratio, from 13.7% in September 2002 to 10.3% in December 2002, was primarily due to the deduction of additional goodwill with DBS' purchase of the DDH minority interest in early January 2003.

Exhibit 6
Group Unrealised Valuation Surpluses



S$'m
1,421
1,416
1,175
893
913
819
868
952
692
589
498
325
426
339
385
543
0
400
1,200
1998
1999
2000
2001
2002
Jun 02
Mar 03
Jun 03
Quoted Investments
Properties

Capital Adequacy Ratio

At the end of June 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 14.2%.

Unrealised Valuation Surpluses

Unrealised valuation surpluses in quoted investments and properties (not recognised in the accounts) amounted to S$952 million at the end of June 2003.

Geographical Segment Analysis

The following table analyses total assets, income before operating expenses and NPAM by geographical segments. Unless otherwise stated, the analysis of geographical segments are generally based on the location of the office recording the transactions.

Table 10
Group Geographical Segments

S$'m	Total assets	Distribution (%)	Income before operating expenses	Distribution (%)	Net profit attributable to members	Distribution (%)
Jun 30, 2003						
Singapore 1/	**98,544**	**62**	**1,289**	**63**	**250**	**54**
Hong Kong	**46,745**	**30**	**601**	**29**	**161**	**34**
Regional countries 1/	**6,703**	**4**	**112**	**6**	**35**	**8**
Rest of the world	**6,455**	**4**	**41**	**2**	**20**	**4**
Total	**158,447**	**100**	**2,043**	**100**	**466**	**100**
Dec 31, 2002						
Singapore 1/	93,855	63	2,487	61	605	59
Hong Kong	45,607	31	1,292	32	335	33
Regional countries 1/	5,003	3	199	5	42	4
Rest of the world	4,910	3	88	2	35	4
Total	149,375	100	4,066 2/	100	1,017 2/	100
Jun 30, 2002						
Singapore 1/	94,032	62	1,335	66	405	76
Hong Kong	47,930	31	584	28	115	21
Regional countries 1/	4,783	3	79	4	9	2
Rest of the world	5,428	4	36	2	7	1
Total	152,173	100	2,034	100	536	100

Notes:
1/ Special general provisions for regional exposure, additional provisions for DTDB's loans and amortisation of goodwill on acquisitions of DBS Bank (Hong Kong) Limited are booked in Singapore.
2/ *Refers to the full year 2002.*

DBSH Group operates in four main geographical areas :

- **"Singapore"**, which includes the operations of the Asian Currency Unit.
- **"Hong Kong"**, which includes branch and subsidiary operations in Hong Kong.
- **"Regional countries"**, which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- **"Rest of the world"**, which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Income before operating expenses and NPAM are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. The total assets, income before operating expenses and NPAM are stated after elimination of inter-group assets and revenues.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are:

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The decrease in net profit after taxation (S$31 million, 18.1%) was mainly attributable to lower interest income and higher provisions partly offset by lower expenses.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The product and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services.

The decrease in net profit after taxation (S$3 million, 2.7%) was mainly attributable to higher provisions partly offset by higher fee income from trade services.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, nominee and trustee services and cash management services.

The increase in net profit after taxation (S$20 million, 14.9%) was mainly attributable to lower provisions and expenses.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities, interest rate, credit, equity and foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The increase in net profit after taxation (S$49 million, 38.9%) was mainly attributable to higher income from trading of securities, foreign exchange and derivatives.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest rate in nature.

The increase in net profit after taxation (S$12 million, 8.9%) was mainly attributable to higher net interest income from interest rate products in Singapore and lower taxation.

- **Central Operations**

Central Operations encompass a range of activities, with corporate decisions made at the centre and the related income and expenses not attributed to business segments. These include central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The following table analyses the results, total assets and total liabilities by business segments:

Table 11
Group Business Segments (1st Half 2003)

S$'m	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets 1/	Funding Portfolio 1/	Central Operations	Total
Income before operating expenses	688	302	310	271	214	258	2,043
Operating profit before provisions, taxation and goodwill amortisation	266	188	207	204	161	116	1,142
Net profit before taxation and goodwill amortisation	176	134	176	208	173	10	877
Taxation	(36)	(27)	(22)	(31)	(25)	(28)	(169)
Net profit after taxation and before goodwill amortisation	140	107	154	175	147	(43)	680
Goodwill amortisation							(214)
Net profit attributable to members							466
Other Information							
Total assets before goodwill	27,220	14,002	26,281	8,911	45,801	28,743	150,958
Goodwill							7,489
Total assets							158,447
Total liabilities	66,146	13,736	16,042	8,635	19,085	19,064	142,708
Capital expenditure	8	3	5	2	2	11	31
Depreciation	22	9	2	6	5	47	91

Group Business Segments (1st Half 2002)

S$'m	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets 1/	Funding Portfolio 1/	Central Operations	Total
Income before operating expenses	740	289	306	204	212	283	2,034
Operating profit before provisions, taxation and goodwill amortisation	296	178	199	153	159	123	1,108
Net profit before taxation and goodwill amortisation	232	159	163	162	174	42	932
Taxation	(45)	(27)	(27)	(33)	(34)	(20)	(186)
Net profit after taxation and before goodwill amortisation	171	110	134	126	135	(4)	672
Goodwill amortisation							(136)
Net profit attributable to members							536
Other Information							
Total assets before goodwill	31,139	15,017	23,907	4,739	49,876	22,347	147,025
Goodwill							5,148
Total assets							152,173
Total liabilities	69,088	14,914	13,322	4,532	15,465	18,851	136,172
Capital expenditure	9	4	1	2	2	18	36
Depreciation	24	9	3	5	6	45	92

Note:
1/ Operating expenses and provisions have been determined by prorating between Treasury and Markets and the Funding Portfolio based on the share of income before operating expenses.

Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period, or extended to take into account the requirements of revised FRS.

Unaudited Consolidated Profit And Loss Account

In S$'million	1st Half 2003	1st Half 2002	2nd Qtr 2003	1st Qtr 2003	2nd Qtr 2002
Interest income	**1,805**	2,286	**892**	913	1,120
Less: Interest expense	**646**	953	**332**	314	457
Net interest income	**1,159**	1,333	**560**	599	663
Fee and commission income	**374**	406	**214**	160	213
Dividends	**25**	17	**21**	4	16
Rental income	**16**	12	**7**	9	4
Other income	**469**	266	**186**	283	115
Income before operating expenses	**2,043**	2,034	**988**	1,055	1,011
Less: Staff costs	**429**	466	**210**	219	230
Other operating expenses	**472**	460	**249**	223	237
Goodwill amortisation	**214**	136	**107**	107	69
Operating expenses before provisions	**1,115**	1,062	**566**	549	536
Operating profit before provisions	**928**	972	**422**	506	475
Less: Provision for possible loan losses and diminution in value of other assets	**287**	203	**172**	115	107
Operating profit	**641**	769	**250**	391	368
Add: Share of profits less losses of associated and joint venture companies	**22**	27	**10**	12	13
Net profit before taxation	**663**	796	**260**	403	381
Less: Taxation	**165**	179	**56**	109	82
Share of taxation of associated and joint venture companies	**4**	7	**2**	2	4
Net profit after taxation	**494**	610	**202**	292	295
Less: Minority interests	**28**	74	**15**	13	37
Net profit attributable to members	**466**	536	**187**	279	258
Earnings per ordinary share					
- Basic[1/]	**62 Cents**	72 Cents	**50 Cents**	75 Cents	69 Cents
- Diluted[1/]	**60 Cents**	70 Cents	**48 Cents**	72 Cents	66 Cents
Earnings per ordinary share (excluding goodwill amortisation)					
- Basic[1/]	**91 Cents**	91 Cents	**78 Cents**	104 Cents	88 Cents
- Diluted[1/]	**87 Cents**	87 Cents	**75 Cents**	99 Cents	84 Cents

Note:
1/ Earnings per share for the periods are annualised.

Unaudited Consolidated Balance Sheet As At

In S$'million	Jun 30 2003	Dec 31 2002 [1]	Jun 30 2002
SHARE CAPITAL			
Share capital	1,556	1,555	1,555
RESERVES			
Share premium account	2,168	2,163	2,161
Other reserve	4,271	4,271	4,271
Capital redemption reserve	28	28	28
Capital reserve	3	(19)	1
General reserve	2,044	2,044	1,821
Revenue reserve	4,675	4,403	4,315
	13,189	12,890	12,597
SHAREHOLDERS' FUNDS	14,745	14,445	14,152
MINORITY INTERESTS	994	1,018	1,849
LIABILITIES			
Subordinated term debts	5,845	5,786	5,877
Deposits and balances of banks	7,512	4,877	10,233
Deposits and other accounts of non-bank customers	105,514	101,315	102,984
Other debt securities in issue	5,191	4,337	3,647
Other borrowings	520	563	720
Bills payable	373	522	431
Other liabilities	17,152	15,990	11,761
Current taxation	489	402	371
Deferred tax liabilities	112	120	148
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	158,447	149,375	152,173
MEMORANDUM ITEMS			
Contingent liabilities	7,165	7,276	6,522
Commitments	62,570	58,602	57,755
	69,735	65,878	64,277
Financial derivatives	1,227,075	778,767	694,730
Net asset value per ordinary share (S$)	9.65	9.45	9.25
Net tangible asset value per ordinary share (S$)	4.55	4.21	5.74

In S$'million	Jun 30 2003	Dec 31 2002 [1]	Jun 30 2002
ASSETS			
Cash, and balances and placements with central banks	2,671	2,187	3,001
Singapore Government securities and treasury bills	10,121	8,997	8,596
Trading securities	13,854	9,248	13,447
Balances, placements with, and loans and advances to banks	36,132	38,767	42,948
Bills receivable from non-bank customers	1,459	1,574	1,553
Loans and advances to non-bank customers	61,255	59,135	63,008
Investment securities	10,143	8,965	3,597
Other assets	12,570	9,902	7,887
Associated and joint venture companies	493	521	547
Fixed assets	2,138	2,261	2,358
Deferred tax assets	122	125	83
Goodwill	7,489	7,693	5,148
TOTAL ASSETS	158,447	149,375	152,173

Note:
1/ Audited

Unaudited Consolidated Cash Flow Statement For The Half Year Ended

In S$'million	June 30 2003	June 30 2002
Cash flows from operating activities		
Net profit before taxation	663	796
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	287	203
Depreciation of fixed assets	91	92
Goodwill amortisation	214	136
Share of profits less losses of associated and joint venture companies	(22)	(27)
Net gain on fixed assets	-	(4)
Net gain on investment securities	(32)	(10)
Operating profit before changes in operating assets & liabilities	1,201	1,186
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	4,199	(3,787)
Deposits and balances of banks	2,635	1,787
Other liabilities including bills payable	102	1,166
(Increase)/Decrease in:		
Government securities and trading securities	(5,715)	(2,070)
Accounts receivable and other assets	(1,973)	(796)
Balances, placements with, and loans and advances to other banks	2,635	(1,824)
Loans and advances to non-bank customers including bills receivable	(2,203)	3,490
Tax paid	(71)	(78)
Net cash used in operating activities (1)	810	(926)
Cash flows from investing activities		
Dividends from associated companies	23	15
Purchase of fixed assets	(31)	(36)
Purchase of investment securities	(2,047)	(1,313)
Proceeds from sale of fixed assets	29	68
Proceeds from sale of investment securities	1,038	1,927
Acquisition of additional interest in subsidiary companies	-	(1)
Net cash used in investing activities (2)	(988)	660
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	6	15
Debt securities and borrowings	870	(33)
Dividends paid	(194)	(194)
Dividends paid to minority shareholders of subsidiary companies	(42)	(90)
Net cash (used in)/generated from financing activities (3)	640	(302)
Exchange translation adjustments (4)	22	(23)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	484	(591)
Cash, and balances and placements with central banks as at January 1	2,187	3,592
Cash, and balances and placements with central banks as at June 30	2,671	3,001

Unaudited Consolidated Statement Of Changes In Shareholders' Equity

In S$' million (Consolidated)	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,403	12,890
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	5	-	-	-	-	-	5
Net exchange translation adjustments during the period	-	-	-	-	22	-	-	22
Net profit attributable to members	-	-	-	-	-	-	466	466
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	-	-	-	(194)	(194)
Balance at June 30, 2003	**1,556**	**2,168**	**4,271**	**28**	**3**	**2,044**	**4,675**	**13,189**
Balance at January 1, 2002 (restated)	1,539	1,958	4,271	28	24	1,821	3,973	12,075
Issue of ordinary shares	15	195	-	-	-	-	-	195
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	8	-	-	-	-	-	8
Net exchange translation adjustments during the period	-	-	-	-	(23)	-	-	(23)
Net profit attributable to members	-	-	-	-	-	-	536	536
Final dividends paid on ordinary and preference shares for the previous year							(194)	(194)
Balance at June 30, 2002	1,555	2,161	4,271	28	1	1,821	4,315	12,597

Unaudited Statement Of Changes In Shareholders' Equity Of DBS Group Holdings Ltd

In S$' million (Company)	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	5	-	-	5
Net profit attributable to members	-	-	-	-	-
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Balance at June 30, 2003	1,556	2,168	28	3,007	5,203
Balance at January 1, 2002	1,539	1,958	28	2,060	4,046
Issue of ordinary shares	15	195	-	-	195
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	8	-	-	8
Net profit attributable to members	-	-	-	-	-
Final dividends paid on ordinary and preference shares for the previous year	-	-	-	(194)	(194)
Balance at June 30, 2002	1,555	2,161	28	1,866	4,055

SELECTED NOTES TO THE ACCOUNTS

1. EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the period.

In million	DBSH Group 1st Half 2003	 1st Half 2002
Weighted average number of ordinary shares in issue (a)	**1,469**	1,454

In S$'million	DBSH Group 1st Half 2003	 1st Half 2002
Net profit attributable to members (annualised)	**932**	1,071
Less: Preference dividends (annualised)	**20**	20
Net profit attributable to members after adjustment of preference dividends (b)	**912**	1,051
Add: Goodwill amortisation (annualised)	**427**	273
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,339**	1,324
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**62**	72
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**91**	91

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the period) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

In million	DBSH Group 1st Half 2003	 1st Half 2002
Weighted average number of ordinary shares in issue	**1,469**	1,454
Dilutive effect of share options	**-**	-
Full conversion of DBSH Non-voting CPS	**20**	20
Full conversion of DBSH Non-voting redeemable CPS	**66**	67
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,555**	1,541

1. EARNINGS PER ORDINARY SHARE (Continued)

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'million	DBSH Group 1st Half 2003	DBSH Group 1st Half 2002
Net profit attributable to members (annualised)	**932**	1,071
Less: Preference dividends (annualised)	**20**	20
Net profit attributable to members after adjustment of preference dividends	**912**	1,051
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	**5**	5
(ii) Full conversion of DBSH Non-voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**932**	1,071
Add: Goodwill amortisation (annualised)	**427**	273
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,359**	1,344
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**60**	70
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**87**	87

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA

At June 30, 2003, DBSH Group had assets in the Regional Countries amounting to S$11,068 million (December 31, 2002: S$8,282 million; June 30, 2002: S$8,315 million) and in Hong Kong and China amounting to S$27,849 million (December 31, 2002: S$27,161 million; June 30, 2002: S$31,294 million). The exposures are determined based on the location of the credit risk of the customers and counter parties regardless of where the transactions are booked.

	DBSH Group					
	June 30, 2003		December 31, 2002		June 30, 2002	
In S$' million	Assets	NPLs 1/	Assets	NPLs 1/	Assets	NPLs 1/
Malaysia	**1,211**	**276**	952	329	974	370
Indonesia	**459**	**75**	422	110	435	105
Thailand (excluding DTDB)	**260**	**188**	303	197	338	215
Korea	**4,375**	**18**	2,341	17	1,927	20
The Philippines	**897**	**36**	700	37	860	28
Sub-Total	**7,202**	**593**	4,718	690	4,534	738
DTDB	**3,866**	**1,021**	3,564	905	3,781	972
Total Regional Countries	**11,068**	**1,614**	8,282	1,595	8,315	1,710
Hong Kong	**26,440**	**795**	25,777	772	30,032	878
China	**1,409**	**148**	1,384	167	1,262	160
Total	**38,917**	**2,557**	35,443	2,534	39,609	2,748

Note:
1/ Non-performing loans ("NPLs") include classified bank loans, contingent facilities and debt instruments.

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at June 30, 2003 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	1,010	8	863	91	1,972	761	1,211	0.7%
Indonesia	108	149	238	78	573	114	459	0.3%
Thailand (excluding DTDB)	76	9	216	74	375	115	260	0.2%
Korea	3,426	697	966	2	5,091	716	4,375	2.8%
The Philippines	48	52	151	651	902	5	897	0.6%
Sub-Total	4,668	915	2,434	896	8,913	1,711	7,202	4.6%
DTDB	7	409	3,351	99	3,866	-	3,866	2.4%
Total Regional Countries	**4,675**	**1,324**	**5,785**	**995**	**12,779**	**1,711**	**11,068**	**7.0%**
Hong Kong	2,309	2,429	23,130	12,996	40,864	14,424	26,440	16.7%
China	1,076	10	664	-	1,750	341	1,409	0.9%
Total	**8,060**	**3,763**	**29,579**	**13,991**	**55,393**	**16,476**	**38,917**	**24.6%**

Note:

1/ Non-bank loans include loans to government and quasi-government entities.

The DBSH Group's exposures to these countries at December 31, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	743	4	677	89	1,513	561	952	0.6%
Indonesia	109	73	247	72	501	79	422	0.3%
Thailand (excluding DTDB)	98	23	244	73	438	135	303	0.2%
Korea	1,724	249	418	4	2,395	54	2,341	1.6%
The Philippines	20	49	143	493	705	5	700	0.5%
Sub-Total	2,694	398	1,729	731	5,552	834	4,718	3.2%
DTDB	59	282	3,141	82	3,564	-	3,564	2.3%
Total Regional Countries	**2,753**	**680**	**4,870**	**813**	**9,116**	**834**	**8,282**	**5.5%**
Hong Kong	1,830	2,372	22,303	10,346	36,851	11,074	25,777	17.3%
China	1,001	27	718	-	1,746	362	1,384	0.9%
Total	**5,584**	**3,079**	**27,891**	**11,159**	**47,713**	**12,270**	**35,443**	**23.7%**

Note:

1/ Non-bank loans include loans to government and quasi-government entities.

2. LOAN AND INVESTMENT EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at June 30, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total	Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	807	28	828	31	1,694	720	974	0.7%
Indonesia	124	59	273	44	500	65	435	0.3%
Thailand (excluding DTDB)	100	22	277	85	484	146	338	0.2%
Korea	1,161	426	410	4	2,001	74	1,927	1.3%
The Philippines	65	78	128	595	866	6	860	0.6%
Sub-Total	2,257	613	1,916	759	5,545	1,011	4,534	3.1%
DTDB	58	288	3,346	90	3,782	1	3,781	2.5%
Total Regional Countries	**2,315**	**901**	**5,262**	**849**	**9,327**	**1,012**	**8,315**	**5.5%**
Hong Kong	2,790	3,872	23,618	10,526	40,806	10,774	30,032	19.8%
China	920	13	881	-	1,814	552	1,262	0.8%
Total	**6,025**	**4,786**	**29,761**	**11,375**	**51,947**	**12,338**	**39,609**	**26.1%**

Note:
1/ Non-bank loans include loans to government and quasi-government entities.

3. NON-PERFORMING LOANS AND PROVISIONS

At June 30, 2003, DBSH Group's total non-performing loans amounted to S$4,163 million (December 31, 2002: S$4,224 million; June 30, 2002: S$4,360 million). Out of the total NPLs of S$4,163 million:

- S$3,017 million (73%) [December 31, 2002: S$3,114 million (74%); June 30, 2002: S$3,292 million (76%)] were in the substandard category; and
- S$2,062 million (50%) [December 31, 2002: S$2,153 million (51%); June 30, 2002: S$2,322 million (53%)] were secured by collateral.

Total cumulative specific and general provisions at June 30, 2003 amounted to 119% (December 31, 2002: 121%; June 30, 2002: 129%) of unsecured NPLs.

3. NON-PERFORMING LOANS AND PROVISIONS (Continued)

Details of DBSH Group's NPLs and provisions at June 30, 2003 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries DTDB [1/]	Regional Countries Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,449	795	1,021	593	305	4,163
- Substandard	942	591	865	414	205	3,017
- Doubtful	32	92	9	81	81	295
- Loss	475	112	147	98	19	851
NPLs as a % of:						
- Total loans in the respective countries	3.7%	3.5%	26.4%	6.6%	1.1%	4.1%
- Group total assets	0.9%	0.5%	0.6%	0.4%	0.2%	2.6%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.9%	3.5%	29.2%	26.5%	8.7%	5.9%
Total Cumulative Provisions	897	462	565	416	156	2,496
- Specific provisions	536	227	383	225	108	1,479
- General provisions	361	235	182	191	48	1,017
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.3%	2.0%	14.6%	4.6%	0.6%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.6%
- NPLs in the respective countries	62%	58%	55%	70%	51%	60%
- Unsecured NPLs in the respective countries	150%	171%	101%	102%	59%	119%

Note:
1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries DTDB [1/]	Regional Countries Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,546	772	905	690	311	4,224
- Substandard	1,051	574	815	466	208	3,114
- Doubtful	23	59	7	96	67	252
- Loss	472	139	83	128	36	858
NPLs as a % of:						
- Total loans in the respective countries	4.0%	3.4%	25.4%	12.4%	1.0%	4.1%
- Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans in the respective countries	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
- Specific provisions	527	227	372	273	112	1,511
- General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.2%	2.0%	15.5%	8.2%	0.5%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
- NPLs in the respective countries	57%	58%	61%	66%	52%	59%
- Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

Note:
1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

3. NON-PERFORMING LOANS AND PROVISIONS (Continued)

Details of DBSH Group's NPLs and provisions at June 30, 2002 are as follows:

In S$'million	Singapore	Hong Kong	Regional Countries: DTDB [1/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,518	878	972	738	254	4,360
- Substandard	1,176	643	778	517	178	3,292
- Doubtful	33	72	14	90	16	225
- Loss	309	163	180	131	60	843
NPLs as a % of:						
- Total loans in the respective countries	3.7%	3.5%	25.7%	13.3%	0.7%	3.9%
- Group total assets	1.0%	0.6%	0.6%	0.5%	0.2%	2.9%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.8%	3.7%	27.8%	36.3%	7.1%	5.9%
Total Cumulative Provisions	822	504	684 [2/]	476	147	2,633
- Specific provisions	456	274	502	261	109	1,602
- General provisions	366	230	182	215	38	1,031
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.0%	2.0%	18.1%	8.6%	0.4%	2.4%
- Group total assets	0.5%	0.3%	0.5%	0.3%	0.1%	1.7%
- NPLs in the respective countries	54%	57%	70%	64%	58%	60%
- Unsecured NPLs in the respective countries	147%	171%	145%	94%	71%	129%

Notes:

1/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

2/ Includes provision of S$145 million in respect of foreclosed properties in DTDB.

Industry Analysis Of Non-Performing Loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In S$'million	DBSH Group June 30, 2003 Outstanding	June 30, 2003 Specific Provisions	December 31, 2002 Outstanding	December 31, 2002 Specific Provisions	June 30, 2002 Outstanding	June 30, 2002 Specific Provisions
Manufacturing	**940**	**366**	947	414	1,006	447
Building and Construction	**562**	**191**	589	203	650	212
Housing Loans	**198**	**58**	193	49	199	44
General Commerce	**741**	**340**	742	295	747	309
Transportation, Storage and Communications	**129**	**36**	142	37	187	46
Financial Institutions, Investment and Holding Companies	**427**	**133**	455	135	434	129
Professionals and Private Individuals (except Housing Loans)	**438**	**175**	427	186	423	195
Others	**728**	**180**	729	192	714	220
Total	**4,163**	**1,479**	4,224	1,511	4,360	1,602

4. FINANCIAL DERIVATIVES

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities". Non-trading derivative financial instruments are accounted for on an accrual basis.

	June 30, 2003					
	Trading			Non-Trading		
In S$'million	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	988,636	6,991	6,483	16,438	1,319	274
Foreign Exchange Derivatives	196,028	1,833	1,986	7,614	108	539
Equity Derivatives	8,832	42	104	238	-	-
Credit Derivatives	6,732	44	61	2,542	64	-
Commodity Derivatives	15	-	-	-	-	-
Total	**1,200,243**	**8,910**	**8,634**	**26,832**	**1,491**	**813**
Balances arising from off-balance sheet financial instruments		**8,910**	**8,634**			

	December 31, 2002					
	Trading			Non-Trading		
In S$'million	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	530,523	5,202	4,672	16,189	1,127	173
Foreign Exchange Derivatives	210,638	2,121	2,182	12,642	189	588
Equity Derivatives	2,981	33	40	359	-	-
Credit Derivatives	2,993	27	21	2,427	63	-
Commodity Derivatives	15	-	-	-	-	-
Total	**747,150**	**7,383**	**6,915**	**31,617**	**1,379**	**761**
Balances arising from off-balance sheet financial instruments		**7,383**	**6,915**			

5. DAILY EARNINGS AT RISK ("DEaR") AND TRADING INCOME

The Group uses a Daily Earnings at Risk ("DEaR") measure as one of the mechanisms for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from July 1, 2002 to June 30, 2003.

In S$ million	As at June 30, 2003	July 1, 2002 to June 30, 2003		
		Average	High 1/	Low 1/
Interest rate	21.8	15.5	14.1	8.9
FX	9.4	6.0	14.0	2.2
Equity	3.7	2.3	4.9	0.3
Diversification effect	(12.9)	(6.7)		
Total	22.0	17.1	26.2	12.4

Note:

1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from July 1, 2002 to June 30, 2003.

DBSH Group DEaR for Trading Book


50
40
30
20
10
0
No. of days
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
DEaR (S$ million)

DBSH Group Daily Distribution of Trading Income


80
70
60
50
40
30
20
10
0
No. of days
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
Trading income (S$ million)

DBS GROUP HOLDINGS

21 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

UNAUDITED RESULTS FOR THE QUARTER ENDED 31 MARCH 2003

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the quarter ended 31 Mar 2003.

Yours sincerely

Heng Lee Cheng (Ms)
Group Secretary
6878 5311 (DID)

Encs

/nhn

DBS GROUP HOLDINGS LTD
(Incorporated in the Republic of Singapore)

To: All Shareholders
The Board of Directors of DBS Group Holdings Ltd ("DBSH") announces the following:

1. UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED MARCH 31, 2003

	DBSH GROUP				
	1st Qtr 2003	1st Qtr 2002	Incr/ (Decr)	4th Qtr 2002	Incr/ (Decr)
	S$'000	S$'000	%	S$'000	%
Interest income	913,047	1,166,261	(21.7)	1,029,566	(11.3)
Less: Interest expense	314,293	496,307	(36.7)	387,816	(19.0)
Net interest income	598,754	669,954	(10.6)	641,750	(6.7)
Fee and commission income	160,370	192,562	(16.7)	190,601	(15.9)
Dividends	4,275	1,816	135.4	5,088	(16.0)
Rental income	8,462	8,335	1.5	8,136	4.0
Other income	282,746	151,778	86.3	202,630	39.5
Income before operating expenses	1,054,607	1,024,445	2.9	1,048,205	0.6
Less: Staff costs	218,688	236,602	(7.6)	225,324	(2.9)
Other operating expenses	223,646	222,599	0.5	246,450	(9.3)
Goodwill amortisation	107,317	67,732	58.4	72,892	47.2
Operating expenses before provisions	549,651	526,933	4.3	544,666	0.9
Operating profit before provisions	504,956	497,512	1.5	503,539	0.3
Less: Provision for possible loan losses and diminution in value of other assets	115,069	95,770	20.2	180,824	(36.4)
Operating profit	389,887	401,742	(3.0)	322,715	20.8
Add: Share of profits less losses of					
- associated companies	13,559	13,028	4.1	8,773	54.6
- joint venture companies	(1,032)	708	NM	(2,807)	NM
Net profit before taxation	402,414	415,478	(3.1)	328,681	22.4
Less: Taxation	108,722	96,691	12.4	17,887	507.8
Share of taxation of					
- associated companies	1,272	2,995	(57.5)	1,760	(27.7)
- joint venture companies	51	227	(77.5)	-	NM
Net profit after taxation	292,369	315,565	(7.4)	309,034	(5.4)
Less: Minority interests	13,358	37,544	(64.4)	27,028	(50.6)
Net profit attributable to members	279,011	278,021	0.4	282,006	(1.1)

Note:
1/ NM: Not Meaningful

2. SELECTED BALANCE SHEET DATA

		DBSH			DBSH GROUP		
		Mar 31 2003	Dec 31 2002	Mar 31 2002	Mar 31 2003	Dec 31 2002	Mar 31 2002
			S$'000	S$'000		S$'000	S$'000
(a)	**ASSETS**						
	Total assets	6,954,384	6,950,623	5,601,975	155,980,872	149,375,409	154,118,353
	Customer loans and advances including bills receivable [1/]	-	-	-	61,640,227	60,709,548	66,340,434
	Subsidiary companies	6,951,183	6,947,436	5,586,812	-	-	-
(b)	**LIABILITIES**						
	Deposits and other accounts of customers	-	-	-	105,629,413	101,314,564	109,585,707
	Deposits and balances of banks and agents	-	-	-	7,625,007	4,876,949	8,947,510
	Subordinated term debts (unsecured)						
	- due within one year	-	-	-	23,758	23,798	24,946
	- due after one year	-	-	-	5,849,038	5,762,331	6,090,395
	Borrowings and debt securities [2/]						
	- due within one year	-	-	-	2,122,954	1,971,733	1,743,511
	- due after one year	-	-	-	3,089,229	2,928,846	2,551,006
(c)	**CAPITAL AND RESERVES**						
	Paid-up preference share capital	86,084	86,084	91,581	86,084	86,084	91,581
	Issued and paid-up ordinary share capital	1,469,384	1,468,835	1,447,181	1,469,384	1,468,835	1,447,181
	Ordinary shareholders' funds	6,864,111	6,860,178	5,495,604	14,182,702	13,885,107	13,302,182
	Total (ordinary and preference) shareholders' funds	6,950,195	6,946,262	5,587,185	14,742,229	14,444,635	13,897,440

Notes:

1/ Net of cumulative provisions.

2/ Includes secured amount of S$1,538 million as at March 31, 2003 (December 31, 2002: S$1,409 million; March 31, 2002: S$1,696 million). These are mainly secured by properties and securities.

3. COMMENTS ON RESULTS / BALANCE SHEET ITEMS

(a) DBS prepares its financial statements in accordance with Financial Reporting Standards ("FRS").

DBSH Group's operating profit before goodwill amortisation and provisions in the first quarter of 2003 (1st Qtr 2003) was S$613 million, an increase of 8.3% over the same period in 2002. The improved year-on-year performance was due to a 2.9% rise in income before operating expenses and a 3.7% reduction in operating expenses. The 8.3% increase in operating profit was, however, offset partially by higher goodwill amortisation and provision charge. As a result, net profit attributable to members grew at a smaller rate of 0.4% to S$279 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 41.9% compared to 44.8% for same period last year.

Compared to fourth quarter 2002 ("4th Qtr 2002"), operating profit before goodwill amortisation and provisions increased by 6.2% due to lower operating expenses in 1st Qtr 2003. Net profit attributable to members, however, showed a decrease of 1.1%. Tax charges were higher in 1st Qtr 2003 as one-time tax adjustments were made in 4th Qtr 2002 following the adoption of FRS 12 in 2002. Cost-to-income ratio (excluding goodwill amortisation) decreased to 41.9% in 1st Qtr 2003 from 45.0% in 4th Qtr 2002.

(b) Net interest income decreased by 10.6% to S$599 million over the same period in 2002. The decrease was due to decline in average interest bearing assets, narrower spread on loans and reduced benefits from deployment of net free funds in a low interest rate environment.

Compared to 4th Qtr 2002, the decrease in net interest income was 6.7%, due mainly to continuing interest margin compression in the mortgage business and a lower contribution from net free funds.

Net interest margin was 1.87% for 1st Qtr 2003, a decrease of 15 basis points from 2.02% in 1st Qtr 2002 and 10 basis points, from 1.97% in 4th Qtr 2002.

(c) Fee and commission income decreased by 16.7% over the same period in 2002. The decrease was mainly due to lower stockbroking fees resulting from the less favourable conditions in the equity market. Investment banking and fund management income were also lower.

Compared to 4th Qtr 2002, fee and commission income was 15.9% lower in the first quarter 2003. All categories of fee and commission income showed marginal decline reflecting the weak business and consumer sentiment prevailing in the market.

Other income for 1st Qtr 2003 increased significantly by 86.3% as compared to 1st Qtr 2002. Income from sale of structured products and gains on Singapore Government Securities and other securities were higher in 1st Qtr 2003 compared to 1st Qtr 2002 and 4th Qtr 2002.

(d) Excluding goodwill amortisation, year-on-year (YOY) operating expenses declined 3.7%.

Staff costs showed a decrease of S$18 million or 7.6%, of which S$10 million was due to staff reduction resulting from outsourcing certain technology-related functions in the Group. The remaining S$8 million decrease in staff costs was the result of headcount reduction arising from rationalisation of workflow and businesses. Technology-related expenses showed significant increase mainly due to payment of outsourcing fees. Other operating expenses also declined as a result of the implementation of cost management initiatives.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 41.9% for 1st Qtr 2003 compared to 44.8% for the same period in 2002.

Compared to 4th Qtr 2002, first quarter operating expenses (excluding goodwill amortisation) was 6.2% lower. The decrease was contributed by expenses incurred for restructuring exercise and one–time write off of assets related to discontinued projects in fourth quarter of 2002. Cost-to-income ratio (excluding goodwill amortisation) was 45.0% in 4th Qtr 2002.

(e) On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owns 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation showed an increase compared to 1st Qtr 2002.

(f) Provision charge was S$115 million for 1st Qtr 2003. Approximately 62% of the total charge was loan-related.

In 1st Qtr 2003, uncertain economic environment and continuing weak equity and property markets resulted in a higher level of specific and general provisions than that in 1st Qtr 2002.

(g) Tax expenses were higher in 1st Qtr 2003. This was partially accounted for by the adoption of FRS 12 in Year 2002, which requires deferred tax to be recognised on all temporary differences with certain limited exceptions. One-time tax adjustments were taken in 4th Qtr 2002.

(h) At the end of March 2003, total assets was S$156.0 billion. Compared to end December 2002, customer loans increased 1.5% to S$61.6 billion despite low loan demand in a highly competitive environment. Customer deposits increased 4.3% to S$105.6 billion. The Group's loan-to-deposit ratio at the end of March 2003 was 58.4%.

(i) At the end of March 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 15.1%, which is above the minimum CAR requirement of 8.0%.

(j) There is no material adjustment for under or overprovision of tax in respect of prior years.

(k) DBSH Group has applied the same accounting policies and methods of computations in its financial statements in 1st Qtr 2003 compared with the audited financial statements for Year 2002.

4. OTHER INFORMATION

	DBSH			DBSH GROUP		
	1st Qtr 2003	1st Qtr 2002	Incr/ (Decr) (%)	1st Qtr 2003	1st Qtr 2002	Incr/ (Decr) (%)
(a) **Depreciation** (S$'000)	-	-	-	44,636	47,305	(5.6)
(b) **Net profit as a percentage of weighted average total (ordinary and preference) shareholders' funds** (%)	-	0.01	NM	7.65	8.08	(5.3)
(c) **Net profit as a percentage of average total assets** (%)	-	0.01	NM	0.73	0.73	-
(d) **Net tangible asset backing per ordinary share** (S$)						
(i) Based on existing ordinary share capital	4.67	3.79	23.2	4.47	5.63	(20.6)
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	4.47	3.63	23.1	4.59	5.69	(19.3)
(e) **Net asset backing per ordinary share** (S$)						
(i) Based on existing ordinary share capital	4.67	3.79	23.2	9.64	9.18	5.0
(ii) Assuming non-voting CPS and non-voting redeemable CPS are converted to ordinary shares	4.47	3.63	23.1	9.47	9.02	5.0
(f) **Earnings per ordinary share** (S$)						
(i) Basic (Based on existing ordinary share capital)	-	(0.01)	-	0.75	0.75	-
(ii) Diluted	-	-	-	0.72	0.72	-

Note:
1/ NM: Not Meaningful

(g) Details of issue of new ordinary shares of S$1.00 each are as follows:

Particulars	Number of new ordinary shares issued between Dec 31, 2002 and Mar 31, 2003	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting CPS/ non-voting redeemable CPS/Share Options	
		Mar 31, 2003	Dec 31, 2002
Conversion of non-voting CPS	-	19,608,841	19,608,841
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374
Exercise of Executive Share Options	548,645	48,829,959	35,437,704

5. DIVIDEND

Dividends are declared semi-annually by DBSH Board of Directors following the financial results announcement for the half year and full year. No dividend has been declared for the First Quarter ended March 31, 2003.

BY ORDER OF THE BOARD

HENG LEE CHENG (MS)
GROUP SECRETARY

APRIL 21, 2003
SINGAPORE

For more information on the above announcement, visit our website at www.dbs.com

Ref. No. 22/2003

DBS First Quarter 2003 Net Profit
Increased 0.4% to S$279 million

* * *

Operating Expenses Declined Again,
Down 3.7%,

* * *

DBS Hong Kong Sold S$1 billion in Investment Products

* * *

SINGAPORE, April 21, 2003 - DBS Group Holdings ("DBS") today announced first quarter 2003 net profit of S$279 million, slightly ahead of last year's S$278 million,

First Quarter 2003 Highlights

versus First Quarter 2002	versus Fourth Quarter 2002
• Net profit rose 0.4% to S$279 million • Net profit excluding goodwill amortisation increased 11.7% to S$386.3 million	• Net profit decreased 1.1% • Net profit excluding goodwill amortisation increased 8.9%
* * *	* * *
• Total operating income up 2.9% to S$1.055 billion	• Total operating income increased 0.6%
• Operating expenses down 3.7% to S$442.3 million	• Operating expenses decreased 6.2%
• Operating profit before goodwill amortisation and provisions up 8.3% to S$612.3 million	• Operating profit before goodwill amortisation and provisions increased 6.2%
• Provision charges up 20.2% to S$115.1 million	• Provision charges down 36.4%
• Non-performing loan (NPL) rate remained unchanged at 5.9%	• NPL rate improved from 6.1%
• Cost-to-income ratio improved from 44.8% to 41.9%	• Cost-to-income ratio down from 45.0%
• ROA remained unchanged at 0.73%	• ROA down from 0.76%
• ROE down to 7.65% from 8.08%	• ROE down from 7.91%
• Annualised Basic EPS S$0.75	• Annualised Basic EPS level at S$0.75

THE DEVELOPMENT BANK OF SINGAPORE LTD
6 Shenton Way, DBS Building Tower One, Singapore 068809. Telephone: 65-68788888
www.dbs.com
Biz Regn No. 49413400C

First quarter 2003 results

Net profit attributable to members was S$279 million, an increase of 0.4% compared to the first quarter of 2002. Excluding goodwill amortisation, net profit attributable to members for the quarter rose 11.7% to S$386.3 million.

First quarter operating profit before goodwill amortisation and provisions was S$612.3 million, up S$47 million, or 8.3%, from the same period last year. First quarter operating profit was driven by the Bank's increasingly geographic and product diversified earnings. DBS achieved record wealth management investment product sales in Hong Kong and Singapore that significantly improved DBS' Treasury income from the distribution of structured products. Treasury and Markets also recorded strong non-interest income from the gains on Singapore Government securities in a lower interest rate environment. At the same time, operating expenses fell another 3.7%.

Net profit declined 1.1% compared to the fourth quarter 2002. The fourth quarter profits benefited from the reduction in taxation as a result of one-time adjustments taken with the adoption of deferred tax accounting under Financial Reporting Standards 12. Operating profit before goodwill amortisation and provisions increased 6.2% compared to the fourth quarter, even though it included a one-time S$96 million gain from the sale of NatSteel Ltd shares.

Net Interest Income

For the current quarter, net interest income was S$598.8 million, down 10.6% from first quarter last year. Net interest margin dropped from 2.02% in the first quarter last year to 1.87% this quarter, primarily due to intense housing loan competition and a lower contribution from the reinvestment of net free funds. Gross

customer loans decreased 7.2% year-on-year to S$63,801 million, or 5.9% after giving effect to the impact of foreign exchange translations, as compared to a year ago.

Net interest income decreased 6.7% compared to the fourth quarter of 2002, also due to a squeeze in net interest margin from 1.97% to 1.87%. Reversing the declining trend, gross customer loans in the current quarter rose 1.4% from levels at the end of December 2002. Singapore corporate loans increased slightly and Singapore housing loans were about even with the prior quarter.

Non-Interest Income

The substantial S$101.4 million or 28.6% increase in non-interest income was largely contributed by income from structured investment products and the gains on Singapore Government securities as DBS took advantage of lower interest rates. The lower interest rate environment supported the continued progress in the sale of wealth management investment products in both Hong Kong and Singapore. In the first quarter of 2003, DBS distributed a record S$1.9 billion of investment products, slightly less than the sales volume recorded for whole of 2001.

Fee and commission income for the quarter was S$160.4 million, down 16.7% from the S$192.6 million in the first quarter of 2002. The reduction was mainly due to weaker fees from the securities business. Although DBS achieved substantial volume gains in investment product sales, not all earnings from this effort is recorded as fee income. Today, a significant amount of our wealth management products incorporate our own Treasury structured products and therefore, revenues from these structured products are recorded in "Other Income" category.

Non-interest income grew 12.2% over the fourth quarter of 2002, despite the one-time S$96 million NatSteel gain recorded in the fourth quarter.

Operating expenses

DBS continued to actively manage down its operating expenses, which decreased 3.7% or S$16.9 million, to S$442.3 million in the first quarter. The reduction was primarily due to a 7.6% decline in staff costs. Consequently, DBS' cost-to-income ratio fell 2.9 percentage points to 41.9%.

Compared to the fourth quarter of 2002, expenses declined an even sharper 6.2% and the cost-to-income ratio was reduced by 3 full percentage points from 45.0%.

Asset quality and capital adequacy

DBS' total non-performing loans (NPLs) at March 31, 2003 were S$4.133 billion or 5.9% of total non-bank loans, compared to S$4.503 billion or 5.9% of total non-bank loans at March 31, 2002, and S$4.224 billion or 6.1% of total non-bank loans at end December 2002. The overall grading of the NPLs remained satisfactory with 68% of NPLs classified as substandard and 32% graded doubtful or loss.

DBS' Hong Kong credit card annualised charge-off rate for first quarter 2003 was 12.8%, 1 percentage point higher than the 11.8% 2002 full year charge-off rate, but still below the 13.3% full-year 2002 industry rate previously reported by the Hong Kong Monetary Authority. Under the same calculation basis, Singapore credit card annualised charge-off rate for the current quarter was 4.0%.

DBS maintained a cautious approach to provision levels due to the continued sluggish economy. For the first quarter 2003, the total provision charge was S$115.1

million, but only about 62% of the total charge, or S$70.6 million, was loan related. The rest was for equities (S$16.2 million) and for properties and other assets (S$28.3 million).

At March 31, 2003, DBS' BIS Tier 1 and total capital adequacy ratio (CAR) stood at 10.2% and 15.1% respectively, exceeding the minimum 8% total CAR under BIS standards.

Overseas operations

The Group continued to make progress as an integrated banking operation through its wholly owned DBS Kwong On, and Dao Heng franchises. In the first quarter 2003, DBS' Hong Kong operations were able to surpass S$1 billion in investment product sales, higher even than the sales achieved in Singapore. Under Hong Kong accounting standards, the combined DBS Kwong On and Dao Heng Bank Group operating profit before provisions increased 11.3% to HK$746 million (S$168 million) compared to the first quarter of 2002. The operating results were driven by a net interest income decrease of 5.2% to HK$881 million (S$199.2 million) and non-interest income increase of 21.7% to HK$371.5 million (S$84 million). Operating expenses decreased 10.9% to HK$506.4 million (S$114 million), and cost-to-income ratio fell from 45.9% to 40.4%. The cost efficiencies reflect the Group's rationalisation of its Hong Kong branch network by 25% since December 2000, and integrated processes within Hong Kong and across the region.

DBS continues to leverage on our large Hong Kong Small and Medium Enterprise customer loans in seizing business opportunities in the South China region. DBS has received approval and is now operating RMB facilities at Dao Heng's Shenzhen branch. DBS has a RMB license in both its Shanghai and Shenzhen

branches, and is able to significantly increase its level of service for customers that are seeking expansion in China.

As reported on April 16, 2003, DBS Thai Danu Bank (DTDB) achieved net profit growth of 64.7% to Baht 98.3 million (S$4 million) for the first quarter of 2003 compared to the corresponding period in 2002. DTDB achieved 10.3% growth in interest and dividend income to Baht 604.8 million (S$24.9 million) and non-interest income growth of 36.6% to Baht 290.1 million (S$11.9 million). The net interest income growth was primarily driven by a 4.1% loan growth to Baht 79.1 billion (S$3.3 billion). Operating expenses were up 8.6% to Baht 576.5 million (S$23.7 million) primarily due to technology related investments to enhance service quality, higher business taxes and Financial Institutions Development Fund contributions.

Conclusion

In the first quarter, DBS weathered regional recession, the threat of terrorism, war, and early signs of the SARS outbreak with its diversified businesses and continued discipline in cost management. Having rationalised its operations, and having worked to improve its asset quality, the Group remains well positioned for the effects of the sluggish economy and the uncertainties of the SARS outbreak. Moreover, the Group continues to enjoy a strong capital position.

DBS Bank is the largest bank in Singapore as measured by assets, with dominant positions in consumer banking, treasury and markets, securities brokerage, Singapore dollar loans, deposits, and equity and debt fund raising. With the receipt of executive and legislative approval for the merger of its wholly-owned Dao Heng Bank and DBS Kwong On Bank operations in Hong Kong, DBS Bank is now the fourth largest banking group in Hong Kong. Beyond the anchor markets of Singapore and Hong Kong, DBS Bank serves corporate,

institutional and retail customers through its operations in Thailand, The Philippines, and Indonesia. The Bank's credit ratings are amongst the highest in the Asia Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained through our company website www.dbs.com.

[End]

More information on the above announcement is available at *www.dbs.com/investor*.

The presentation for Media and Analysts will be webcast from 1730 hours (Singapore and HongKong time)

UNAUDITED FINANCIAL RESULTS
FOR FIRST QUARTER 2003

PERFORMANCE SUMMARY

April 21, 2003

Contents

Page

Financial Highlights

DBS prepares its financial statements in accordance with Financial Reporting Standards ("FRS").

	1st Qtr 2003 S$'m	4th Qtr 2002 S$'m	Incr/ (Decr) (%)	1st Qtr 2002 S$'m	Incr/ (Decr) (%)
For the period					
Income before operating expenses	**1,055**	1,048	0.6	1,024	2.9
Operating profit before goodwill amortisation and provisions	**613**	577	6.2	565	8.3
Operating profit before provisions	**506**	504	0.3	497	1.5
Net profit before tax	**403**	329	22.4	415	(3.1)
Net profit attributable to members	**279**	282	(1.1)	278	0.4
Net profit attributable to members (excluding goodwill amortisation)	**386**	355	8.9	346	11.7
At period-end					
Shareholders' funds	**14,742**	14,445	2.1	13,897	6.1
Interest bearing assets	**133,746**	127,529	4.9	135,910	(1.6)
Customer loans [1/]	**61,640**	60,709	1.5	66,340	(7.1)
Customer deposits	**105,629**	101,315	4.3	109,586	(3.6)
Total assets	**155,981**	149,375	4.4	154,118	1.2
Per share	**S$**	**S$**		**S$**	
Basic earnings excluding goodwill amortisation [2/]	**1.04**	0.95		0.94	
Basic earnings [2/]	**0.75**	0.75		0.75	
Diluted earnings [2/]	**0.72**	0.73		0.72	
Net asset value at period-end	**9.64**	9.45		9.18	

Performance ratios

	1st Qtr 2003 (%)	4th Qtr 2002 (%)	1st Qtr 2002 (%)
On a GAAP basis			
Return on assets [2/]	**0.73**	0.76	0.73
Return on equity [2/]	**7.65**	7.91	8.08
Excluding goodwill amortisation			
Return on assets [2/]	**1.01**	0.95	0.91
Return on equity [2/]	**10.59**	9.95	10.05
Efficiency and revenue mix ratios			
Cost-to-income ratio (excluding goodwill amortisation)	**41.9**	45.0	44.8
As a percentage of total operating income:			
- net interest income	**56.8**	61.3	65.4
- non-interest income	**43.2**	38.7	34.6
BIS Capital ratios (at period-end)			
- Tier 1 capital	**10.2**	10.3	12.5
- Total capital	**15.1**	15.5	17.7

Notes:
1/ Net of cumulative provisions.
2/ Earnings per share, return on assets and return on equity for the Quarters are annualised.

Financial Review

DBSH Group's operating profit before goodwill amortisation and provisions in the first quarter of 2003 (1st Qtr 2003) was S$613 million, an increase of 8.3% over the same period in 2002. The improved year-on-year performance was due to a 2.9% rise in income before operating expenses and a 3.7% reduction in operating expenses. The 8.3% increase in operating profit was, however, offset partially by higher goodwill amortisation and provision charge. As a result, net profit attributable to members grew at a smaller rate of 0.4% to S$279 million. Cost-to-income ratio (excluding goodwill amortisation) improved to 41.9% compared to 44.8% for same period last year.

Compared to fourth quarter 2002 ("4th Qtr 2002"), operating profit before goodwill amortisation and provisions increased by 6.2% due to lower operating expenses in 1st Qtr 2003. Net profit attributable to members, however, showed a decrease of 1.1%. Tax charges were higher in 1st Qtr 2003 as one-time tax adjustments were made in 4th Qtr 2002 following the adoption of FRS 12 in 2002. Cost-to-income ratio (excluding goodwill amortisation) decreased to 41.9% in 1st Qtr 2003 from 45.0% in 4th Qtr 2002.

Profit and Loss Account

	1st Qtr 2003 S$'m	4th Qtr 2002 S$'m	Incr/ (Decr) (%)	1st Qtr 2002 S$'m	Incr/ (Decr) (%)
Net interest income	**599**	642	(6.7)	670	(10.6)
Non-interest income	**456**	406	12.2	354	28.6
Income before operating expenses	**1,055**	1,048	0.6	1,024	2.9
Operating expenses	**(442)**	(471)	(6.2)	(459)	(3.7)
Operating profit before goodwill amortisation and provisions	**613**	577	6.2	565	8.3
Goodwill amortisation	**(107)**	(73)	47.2	(68)	58.4
Operating profit before provisions	**506**	504	0.3	497	1.5
Provisions	**(115)**	(181)	(36.4)	(96)	20.2
Operating profit	**391**	323	20.8	401	(3.0)
Share of profit and loss of associates	**12**	6	110.0	14	(8.8)
Net profit before taxation	**403**	329	22.4	415	(3.1)
Taxation	**(111)**	(20)	460.1	(100)	10.1
Minority interests	**(13)**	(27)	(50.6)	(37)	(64.4)
Net profit attributable to members (NPAM)	**279**	282	(1.1)	278	0.4
NPAM excluding goodwill amortisation	**386**	355	8.9	346	11.7

Dao Heng Bank Group Limited and DBS Kwong On Bank Limited

The following table reflects the combined performance of DBS' wholly-owned Hong Kong subsidiaries, Dao Heng Bank Group and DBS Kwong On Bank, all under Hong Kong Generally Accepted Accounting Principles. The entities will be legally merged in 2003 with the formal approvals of the Hong Kong government.

Year-on-year, operating profit showed a 3.8% decrease due mainly to lower net interest income resulting from sluggish loan demand and low interest rate environment. Non-interest income increased by 21.7% due to higher sales of wealth management products and trading income. Operating expenses decreased by 10.9%. The reduction was achieved mainly from streamlining of operations. Provisions increased 104.8% when compared to the significant write-back in loan provisions in 1st Qtr 2002.

Quarter-on-quarter, operating profit was 78.6% higher compared to the previous quarter due to lower provision charge and lower operating expenses. The provision charge was higher in the 4th Qtr 2002 due primarily to loan-related provisions. Non-interest income increased by 18.3% due also to higher sales of wealth management products and trading income. Net profit after taxation was 39.2% higher after a write-back in taxation in 4th Qtr 2002.

Profit and Loss Account

	1st Qtr 2003 S$'m	4th Qtr 2002 S$'m	Incr/ (Decr) (%)	1st Qtr 2002 S$'m	Incr/ (Decr) (%)
Net interest income	199	205	(2.9)	210	(5.2)
Non-interest income	84	71	18.3	69	21.7
Income before operating expenses	283	276	2.5	279	1.4
Operating expenses	(114)	(132)	(13.6)	(128)	(10.9)
Impairment of fixed assets	(1)	(10)	(90.0)	-	NM
Operating profit before provisions	168	134	25.4	151	11.3
Provisions	(43)	(64)	(32.8)	(21)	104.8
Operating profit	125	70	78.6	130	(3.8)
Net profit before taxation	125	70	78.6	130	(3.8)
Net profit after taxation	103	74	39.2	110	(6.4)

Notes:
1/ NM: Not Meaningful
2/ The exchange rate used for all comparative periods is based on HK$1 = S$0.2261.
3/ In the preparation of the consolidated accounts of DBSH Group, appropriate adjustments have been made to bring them in line with Financial Reporting Standards ("FRS") in Singapore. Under FRS, the combined contribution from Dao Heng Bank Group and DBS Kwong On Bank were as follows:

	1st Qtr 2003 S$'m	4th Qtr 2002 S$'m	1st Qtr 2002 S$'m
Net profit before taxation	119	79	120
Net profit after taxation	96	105	100

Exhibit 1
Group Net Interest Income and Net Interest Margin


S$'m
3,000
2,500
2,000
1,500
1,000
500
0
(%)
3
2
1
0
1,430
2,035
2,039
2,257
2,645
670
642
599
1.77
2.02
1.97
1.87
1998
1999
2000
2001
2002
1st Qtr 2002
4th Qtr 2002
1st Qtr 2003
Net Interest Income
Net Interest Margin (%)

Table 1
Group Net Interest Income and Net Interest Margin

S$'m	1st Qtr 2003	4th Qtr 2002	1st Qtr 2002
Net interest income	**599**	642	670
Average interest bearing assets	**129,694**	128,506	134,296
Gross interest yield (%)	**2.86**	3.18	3.52
Net interest spread (%) [1/]	**1.80**	1.89	1.94
Net interest margin (%) [2/]	**1.87**	1.97	2.02

Notes:
1/ Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing funds.
2/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets and is annualised.

Net Interest Income and Net Interest Margin

Net interest income decreased by 10.6% to S$599 million over the same period in 2002. The decrease was due to decline in average interest bearing assets, narrower spread on loans and reduced benefits from deployment of net free funds in a low interest rate environment.

Compared to 4th Qtr 2002, the decrease in net interest income was 6.7%, due mainly to continuing interest margin compression in the mortgage business and a lower contribution from net free funds.

Net interest margin was 1.87% for 1st Qtr 2003, a decrease of 15 basis points from 2.02% in 1st Qtr 2002 and 10 basis points, from 1.97% in 4th Qtr 2002.

Table 2
Group Non-Interest Income

S$'m	1st Qtr 2003	4th Qtr 2002	1st Qtr 2002
Fee and commission income	**160**	191	193
Stockbroking	**18**	23	47
Investment banking	**7**	22	13
Trade and remittances	**27**	27	29
Loan related	**36**	40	26
Deposit related	**26**	27	27
Credit card	**20**	22	21
Fund management	**7**	9	12
Wealth management	**14**	14	13
Others	**5**	7	5
Dividend and rental income	**13**	12	9
Other income	**283**	203	152
Net gain on treasury products including structured investment products	**153**	77	94
Net gain on Singapore government securities	**102**	17	26
Net gain/(loss) on equities	**(1)**	98	15
Net gain/(loss) on investment securities	**27**	(1)	7
Net gain/(loss) on fixed assets	**(1)**	5	#
Others	**3**	7	10
Total	**456**	406	354
Non-interest income as a percentage of Operating income (%)	**43.2**	38.7	34.6

Note:
1/ # Insignificant

Non-interest Income

Fee and commission income decreased by 16.7% over the same period in 2002. The decrease was mainly due to lower stockbroking fees resulting from the less favourable conditions in the equity market. Investment banking and fund management income were also lower.

Compared to 4th Qtr 2002, fee and commission income was 15.9% lower in the first quarter 2003. All categories of fee and commission income showed marginal decline reflecting the weak business and consumer sentiment prevailing in the market.

Other income for 1st Qtr 2003 increased significantly by 86.3% as compared to 1st Qtr 2002. Income from sale of structured products and gains on Singapore Government Securities and other securities were higher in 1st Qtr 2003 compared to 1st Qtr 2002 and 4th Qtr 2002.

Table 3
Group Operating Expenses

S$'m	1st Qtr 2003	4th Qtr 2002	1st Qtr 2002
Staff costs	**219**	226	237
Occupancy expenses	**48**	58	54
Technology-related expenses	**71**	66	51
Others	**104**	121	117
Total	**442**	471	459
Cost-to-income ratio (%) (excluding goodwill amortisation)	**41.9**	45.0	44.8
Staff head count number (at period-end)	**12,037**	12,035	12,982

Operating Expenses

Excluding goodwill amortisation, year-on-year (YOY) operating expenses declined 3.7%.

Staff costs showed a decrease of S$18 million or 7.6%, of which approximately S$10 million was due to staff reduction resulting from outsourcing certain technology-related functions in the Group. The remaining S$8 million decrease in staff costs was the result of headcount reduction arising from rationalisation of workflow and businesses. Technology-related expenses showed significant increase mainly due to payment of outsourcing fees. Other operating expenses also declined as a result of the implementation of cost management initiatives.

YOY, the Group's cost-to-income ratio (excluding goodwill amortisation) was 41.9% for 1st Qtr 2003 compared to 44.8% for the same period in 2002.

Compared to 4th Qtr 2002, first quarter operating expenses (excluding goodwill amortisation) was 6.2% lower. The decrease was contributed by expenses incurred for restructuring exercise and one–time write off of assets related to discontinued projects in fourth quarter of 2002. Cost-to-income ratio (excluding goodwill amortisation) was 45.0% in 4th Qtr 2002.

Goodwill Amortisation

On January 10, 2003, DBS Bank exercised its Call Option on the minority shareholders of DBS Diamond Holdings Ltd ("DDH") to acquire approximately 28.4% of the remaining issued share capital of DDH. DDH owns 100% of Dao Heng Bank Group Limited ("DHG"). Goodwill arising from the acquisition of the remaining 28.4% interest in DDH is amortised over a period of 19 years from January 2003. As a result, goodwill amortisation showed an increase compared to 1st Qtr 2002.

Table 4
Group Provision Charge

S$'m	1st Qtr 2003	4th Qtr 2002	1st Qtr 2002
Loans	**60**	121	90
Equities	**16**	19	3
Properties and other assets	**28**	36	5
Specific provision	**104**	176	98
General provision	**11**	5	(2)
Total	**115**	181	96

Provision Charge

Provision charge was S$115 million for 1st Qtr 2003. Approximately 62% of the total charge was loan-related.

In 1st Qtr 2003, uncertain economic environment and continuing weak equity and property markets resulted in a higher level of specific and general provisions than that in 1st Qtr 2002.

Taxation

Tax expenses were higher in 1st Qtr 2003. This was partially accounted for by the adoption of FRS 12 in Year 2002, which requires deferred tax to be recognised on all temporary differences with certain limited exceptions. One-time tax adjustments were taken in 4th Qtr 2002.

Exhibit 2
Group Non-Performing Loans


S$'m
(%)
9000
6000
3000
0
20
15
10
5
0
7,086
8,149
4,411
4,512
4,503
4,360
4,155
4,224
4,133
5.9
5.9
Dec 98
Dec 99
Dec 00
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Dao Heng
DTDB
S'pore & others
NBk NPL/NBk Loans

Asset Quality

The volume of non-performing loans ("NPLs") was S$4.1 billion at the end of March 2003. This includes S$1.7 billion of restructured NPLs. (A loan is considered restructured when concessions are granted to the original terms of the loan for reasons that related to the financial difficulties of the borrower).

The ratio of NPLs to the total non-bank loans ("NPL rate") decreased from 6.1% at the end of December 2002 to 5.9% at the end of March 2003 due to lower non-performing loans and higher non-bank loan base.

The NPL rate for Hong Kong operations was 3.4% at the end of March 2003. The Group's Hong Kong credit card business recorded a 1.1% loan delinquent rate for 90 days past due. The net charge-off rate rose to 12.8%, an increase of 1.0 percentage point from 11.8% reported for full year 2002. The increased charge-off rate reflects the high unemployment rate and the increase in personal bankruptcy filings.

Table 5
Group Geographical NPL Rate
(Based on MAS standard)

(%)	Mar 31 2003	Dec 31 2002	Mar 31 2002
Singapore	4.0	4.2	3.6
Hong Kong	3.4	3.5	4.1
Regional countries (excl. DTDB)	34.8	40.6	35.8
DTDB	26.4	27.0	28.7
Other countries	8.5	8.7	6.5

Notes:
1/ DTDB : DBS Thai Danu Bank Public Company Limited
2/ Regional countries (RC) include Malaysia, Indonesia, Thailand, Korea and the Philippines

Exhibit 3
Group Non-Performing Loans – by Loan Grading


S'pore
RC
Others
DKOB
Dao Heng
OTDB
Total
1,486
638
404
143
543
919
4,133
400
68%
10%
22%
Substandard
Doubtful
Loss
Total NPLs in respective countries
0
1,000
2,000
3,000
4,000
5,000
(S$' m)

Loan Grading

As at end March 2003, non-performing loans' profile remains stable compared to end December 2002.

Exhibit 4
Group Cumulative Specific and General Provisions


S$'m
(%)
5000
4000
3000
2000
1000
0
300
200
100
0
3,147
4,286
2,286
2,719
2,721
2,633
2,533
2,500
2,477
Dec 98
Dec 99
Dec 00
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at the end of March 2003 was 120.9% of unsecured NPLs, and 59.9% of total NPLs (or 61.5% of total NPLs of S$4,025 million under US SEC guidelines).

Table 6
Group Key Balance Sheet Items

S$'m	Mar 31 2003	Dec 31 2002	Mar 31 2002
Total assets	**155,981**	149,375	154,118
Interest bearing assets	**133,746**	127,529	135,910
Customer loans [1/]	**61,640**	60,709	66,340
Customer deposits	**105,629**	101,315	109,586
Loan-to-deposit ratio (%)	**58.4**	59.9	60.5

Note:
1/ Net of cumulative provisions.

Balance Sheet

At the end of March 2003, total assets was S$156.0 billion. Compared to end December 2002, customer loans increased 1.5% to S$61.6 billion despite low loan demand in a highly competitive environment. Customer deposits increased 4.3% to S$105.6 billion. The Group's loan-to-deposit ratio at the end of March 2003 was 58.4%.

Table 7
Group Customer Deposits

S$'m	Mar 31 2003	Dec 31 2002	Mar 31 2002
Analysed by Currency			
Singapore dollar	**56,081**	53,655	56,211
US dollar	**20,309**	20,096	23,776
Hong Kong dollar	**18,983**	18,731	20,791
Thai Baht	**3,625**	3,164	3,332
Others	**6,631**	5,669	5,476
Total	**105,629**	101,315	109,586
Analysed by Product			
Savings accounts (include S$ autosave)	**44,179**	43,047	43,565
Current accounts	**9,626**	8,975	10,180
Fixed deposits	**48,442**	46,026	54,670
Other deposits	**3,382**	3,267	1,171
Total	**105,629**	101,315	109,586

Table 8
Group Customer Loans

S$'m	Mar 31 2003	Dec 31 2002	Mar 31 2002
Gross	**63,801**	62,901	68,774
Less:			
Specific provisions	**1,258**	1,288	1,428
General provisions	**903**	904	1,006
Net total	**61,640**	60,709	66,340
Including:			
Bills receivable	**1,505**	1,574	1,466
Loans	**60,135**	59,135	64,874
Net total	**61,640**	60,709	66,340
Industry Breakdown			
Manufacturing	**6,082**	5,856	6,275
Building and Construction	**8,064**	8,057	9,836
Housing Loans	**21,798**	21,910	23,929
General Commerce	**5,879**	5,707	5,245
Transportation, Storage and Communications	**4,784**	4,617	5,521
Financial Institutions, Investment and Holding Companies	**4,504**	3,626	4,232
Professionals and Private Individuals (except Housing Loans)	**7,373**	7,784	8,280
Others	**5,317**	5,344	5,456
Total (Gross)	**63,801**	62,901	68,774
Analysed by Currency and Fixed / Variable Rates			
Fixed rate [1/]			
Singapore dollar	**8,315**	8,359	12,382
Hong Kong dollar	**440**	460	499
US dollar	**-**	1	1
Thai Baht	**624**	862	888
Others	**11**	1	169
Sub-total	**9,390**	9,683	13,939
Variable rate [2/]			
Singapore dollar	**20,990**	21,673	20,547
Hong Kong dollar	**20,632**	20,238	22,322
US dollar	**8,232**	7,333	8,090
Thai Baht	**2,511**	2,128	2,252
Others	**2,046**	1,846	1,624
Sub-total	**54,411**	53,218	54,835
Total (Gross)	**63,801**	62,901	68,774

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates, as well as fixed rate loans that have effectively been converted to variable rate loans through interest rate swaps.

Table 9
Group Capital

S$'m	Mar 31 2003	Dec 31 2002	Mar 31 2002
Tier I Capital	8,891	8,393	10,803
Tier II Capital	4,247	4,233	4,514
Total Capital	13,138	12,626	15,316
Risk Weighted Assets, including Market Risks	87,108	81,239	86,393

Exhibit 5
Group Capital Adequacy Ratio



(%)
25
20
15
10
5
0
15.8
19.2
18.9
17.4
17.7
17.6
19.0
15.5
15.1
1.2
3.5
4.5
5.2
5.2
4.9
5.3
5.2
4.9
1998
1999
2000
2001
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Tier I
Tier II

Note:
1/ The reduction in the Tier 1 CAR ratio, from 13.7% in September 2002 to 10.3% in December 2002, was due primarily to the deduction of additional goodwill with DBS' purchase of the DHG minority interest in early January 2003.

Exhibit 6
Group Unrealised Valuation Surpluses



S$'m
1,600
1,200
800
400
0
1,421
1,416
1,175
893
913
868
692
589
498
325
426
385
1998
1999
2000
2001
2002
Mar 03
Quoted Investments
Properties

Capital Adequacy Ratio

At the end of March 2003, the total Capital Adequacy Ratio ("CAR") for the DBSH Group, measured according to the Bank for International Settlements ("BIS") guidelines was 15.1%, which is above the minimum CAR requirement of 8.0%.

Unrealised Valuation Surpluses

Unrealised valuation surpluses in quoted investments and properties (not recognised in the accounts) amounted to S$0.9 billion at the end of March 2003.

Geographical Segment Analysis

The following tables analyse total assets, income before operating expenses and NPAM by geographical segments. Unless otherwise stated, the analyses of geographical segments are generally based on the location of office recording the transactions.

Table 10
Group Geographical Segments

S$'m	Total assets	Distribution (%)	Income before operating expenses	Distribution (%)	Net profit attributable to members	Distribution (%)
Mar 31, 2003						
Singapore 1/	**97,968**	**63**	**672**	**64**	**154**	**55**
Hong Kong	**46,229**	**29**	**311**	**29**	**100**	**36**
Regional countries 1/	**5,938**	**4**	**52**	**5**	**15**	**5**
Rest of the world	**5,846**	**4**	**20**	**2**	**10**	**4**
Total	**155,981**	**100**	**1,055**	**100**	**279**	**100**
Dec 31, 2002						
Singapore 1/	93,855	63	2,487	61	605	59
Hong Kong	45,607	31	1,292	32	335	33
Regional countries 1/	5,003	3	199	5	42	4
Rest of the world	4,910	3	88	2	35	4
Total	149,375	100	4,066 2/	100	1,017 2/	100
Mar 31, 2002						
Singapore 1/	94,021	61	640	62	182	65
Hong Kong	47,205	31	327	32	89	32
Regional countries 1/	5,421	3	37	4	8	3
Rest of the world	7,471	5	20	2	(1)	#
Total	154,118	100	1,024	100	278	100

Notes:
1/ Special general provisions for regional exposure, additional provisions for DTDB's loans and amortisation of goodwill on acquisitions of DDH and DBS Group Holdings (Hong Kong) Ltd are booked in Singapore.
2/ Refers to full year 2002.
3/ # Insignificant

DBSH Group operates in four main geographical areas :

- **"Singapore"**, which includes the operations of the Asian Currency Unit.
- **"Hong Kong"**, which includes branch and subsidiary operations in Hong Kong.
- **"Regional countries"**, which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, Korea and the Philippines.
- **"Rest of the world"**, which are mainly branch operations in China, India, Taiwan, United States, and United Kingdom.

Income before operating expenses and NPAM are based on the country in which the transactions are booked except for special general provisions for regional exposures and additional provisions for DBS Thai Danu Bank Public Company Limited's loans which are booked in Singapore. Total assets are shown by geographical area in which the assets are booked. It would not be materially different if total assets shown are based on the country in which the counterparty or assets are located. The total assets, income before operating expenses and NPAM are stated after elimination of inter-group assets and revenues.

Unaudited Consolidated Profit And Loss Account For The Period

In S$'million	Note	1st Qtr 2003	4th Qtr 2002	Incr/(Decr) (%)	1st Qtr 2002	Incr/(Decr) (%)
Interest income		**913**	1,029	(11.3)	1,166	(21.7)
Less: Interest expense		**314**	387	(19.0)	496	(36.7)
Net interest income		**599**	642	(6.7)	670	(10.6)
Fee and commission income		**160**	191	(15.9)	193	(16.7)
Dividends		**4**	4	(16.0)	1	135.4
Rental income		**9**	8	4.0	8	1.5
Other income		**283**	203	39.5	152	86.3
Income before operating expenses		**1,055**	1,048	0.6	1,024	2.9
Less: Staff costs		**219**	226	(2.9)	237	(7.6)
Other operating expenses		**223**	245	(9.3)	222	0.5
Goodwill amortisation		**107**	73	47.2	68	58.4
Operating expenses before provisions		**549**	544	0.9	527	4.3
Operating profit before provisions		**506**	504	0.3	497	1.5
Less: Provision for possible loan losses and diminution in value of other assets		**115**	181	(36.4)	96	20.2
Operating profit		**391**	323	20.8	401	(3.0)
Add: Share of profits less losses of associated and joint venture companies		**12**	6	110.0	14	(8.8)
Net profit before taxation		**403**	329	22.4	415	(3.1)
Less: Taxation		**109**	18	507.8	97	12.4
Share of taxation of associated and joint venture companies		**2**	2	(24.8)	3	(58.9)
Net profit after taxation		**292**	309	(5.4)	315	(7.4)
Less: Minority interests		**13**	27	(50.6)	37	(64.4)
Net profit attributable to members		**279**	282	(1.1)	278	0.4
Earnings per ordinary share	1					
- Basic[1/]		**75 Cents**	75 Cents		75 Cents	
- Diluted[1/]		**72 Cents**	73 Cents		72 Cents	
Earnings per ordinary share (excluding goodwill amortisation)	1					
- Basic[1/]		**104 Cents**	95 Cents		94 Cents	
- Diluted[1/]		**99 Cents**	91 Cents		90 Cents	

Note:
1/ Earnings per share for the Quarters are annualised.

Unaudited Consolidated Balance Sheet As At

In S$'million	Note	Mar 31 2003	Dec 31 2002 1/	Mar 31 2002
SHARE CAPITAL				
Share capital		1,555	1,555	1,539
RESERVES				
Share premium account		2,166	2,163	1,961
Other reserve		4,271	4,271	4,271
Capital redemption reserve		28	28	28
Capital reserve		(4)	(19)	26
General reserve		2,044	2,044	1,821
Revenue reserve		4,682	4,403	4,251
		13,187	12,890	12,358
SHAREHOLDERS' FUNDS		14,742	14,445	13,897
MINORITY INTERESTS		1,025	1,018	2,058
LIABILITIES				
Subordinated term debts		5,873	5,786	6,115
Deposits and balances of banks		7,625	4,877	8,948
Deposits and other accounts of non-bank customers		105,629	101,315	109,586
Other debt securities in issue		4,664	4,337	3,491
Other borrowings		548	563	803
Bills payable		413	522	323
Other liabilities		14,849	15,990	8,384
Current taxation		489	402	369
Deferred tax liabilities		124	120	144
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		155,981	149,375	154,118
MEMORANDUM ITEMS				
Contingent liabilities		6,844	7,276	7,018
Commitments		60,832	58,602	55,763
		67,676	65,878	62,781
Financial derivatives		1,233,989	778,767	599,986

In S$'million	Note	Mar 31 2003	Dec 31 2002 1/	Mar 31 2002
ASSETS				
Cash, and balances and placements with central banks		**4,313**	2,187	3,572
Singapore Government securities and treasury bills		**9,790**	8,997	8,665
Trading securities		**11,237**	9,248	11,379
Balances, placements with, and loans and advances to banks		**38,609**	38,767	47,170
Bills receivable from non-bank customers		**1,505**	1,574	1,466
Loans and advances to non-bank customers		**60,135**	59,135	64,874
Investment securities		**9,330**	8,965	3,447
Other assets		**10,612**	9,902	5,253
Associated and joint venture companies		**529**	521	554
Fixed assets		**2,211**	2,261	2,522
Deferred tax assets		**111**	125	80
Goodwill		**7,599**	7,693	5,136
TOTAL ASSETS		**155,981**	149,375	154,118

Note:
1/ Audited

Unaudited Consolidated Cash Flow Statement For The Period Ended March 31

In S$'million	Mar 31 2003	Mar 31 2002
Cash flows from operating activities		
Net profit before taxation	403	415
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	115	96
Depreciation of fixed assets	45	47
Goodwill amortisation	107	68
Share of profits less losses of associated and joint venture companies	(12)	(14)
Net loss on fixed assets	1	-
Net gain on investment securities	(27)	(7)
Operating profit before changes in operating assets & liabilities	632	605
Increase/(Decrease) in:		
Deposits and other accounts of non-bank customers	4,314	2,815
Deposits and balances of banks	2,748	503
Other liabilities including bills payable	(1,250)	(966)
(Increase)/Decrease in:		
Government securities and trading securities	(2,837)	(71)
Accounts receivable and other assets	(854)	488
Balances, placements with, and loans and advances, to other banks	158	(6,047)
Loans and advances to non-bank customers including bills receivable	(1,008)	1,783
Net cash used in operating activities (1)	1,903	(890)
Cash flows from investing activities		
Dividends from associated companies	10	10
Purchase of fixed assets	(13)	(10)
Purchase of investment securities	(932)	(717)
Proceeds from sale of fixed assets	8	45
Proceeds from sale of investment securities	747	1,635
Net cash used in investing activities (2)	(180)	963
Cash flows from financing activities		
Increase/(Decrease) in:		
Share capital and share premium	3	3
Debt securities and borrowings	398	(81)
Dividends paid to minority shareholders of subsidiary companies	(13)	(17)
Net cash (used in)/generated from financing activities (3)	388	(95)
Exchange translation adjustments (4)	15	2
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	2,126	(20)
Cash, and balances and placements with central banks as at January 1	2,187	3,592
Cash, and balances and placements with central banks as at December 31	4,313	3,572

Unaudited Consolidated Statement Of Changes In Shareholders' Equity For The Period Ended March 31

In S$' million (Consolidated)	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,403	12,890
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	#	3	-	-	-	-	-	3
Net exchange translation adjustments during the period	-	-	-	-	15	#		15
Net profit attributable to members	-	-	-	-	-	-	279	279
Balance at March 31, 2003	1,555	2,166	4,271	28	(4)	2,044	4,682	13,187
Balance at January 1, 2002	1,538	1,958	4,271	28	24	1,821	3,888	11,990
Adjustment due to adoption of FRS 12	-	-	-	-	-	-	85	85
Balance at January 1, 2002 (restated)	1,538	1,958	4,271	28	24	1,821	3,973	12,075
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	3	-	-	-	-	-	3
Net exchange translation adjustments during the period	-	-	-	-	2	#	-	2
Net profit attributable to members	-	-	-	-	-	-	278	278
Balance at March 31, 2002	1,539	1,961	4,271	28	26	1,821	4,251	12,358

Note:
1/ #: Amount under S$500,000

Unaudited Statement Of Changes In Shareholders' Equity Of DBS Group Holdings Ltd For The Period Ended March 31

In S$' million (Company)	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	#	3	-	-	3
Net profit attributable to members	-	-	-	#	#
Balance at March 31, 2003	1,555	2,166	28	3,201	5,395
Balance at January 1, 2002	1,538	1,958	28	2,060	4,046
Exercise of share options pursuant to the DBSH Share Option Scheme/DBSH Share Option Plan	1	3	-	-	3
Net profit attributable to members	-	-	-	#	#
Balance at March 31, 2002	1,539	1,961	28	2,060	4,049

Note:
1/ #: Amount under S$500,000

SELECTED NOTES TO THE ACCOUNTS

1. EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share ("EPS") is calculated by dividing the DBSH Group's net profit attributable to members and after preference dividends by the weighted average number of ordinary shares in issue during the period.

	DBSH Group	
In million	**1st Qtr 2003**	**1st Qtr 2002**
Weighted average number of ordinary shares in issue (a)	**1,469**	1,447

	DBSH Group	
In S$'million	**1st Qtr 2003**	**1st Qtr 2002**
Net profit attributable to members (annualised)	**1,116**	1,112
Less: Preference dividends (annualised)	**20**	21
Net profit attributable to members after adjustment of preference dividends (b)	**1,096**	1,091
Add: Goodwill amortisation (annualised)	**429**	271
Net profit attributable to members after adjustment of preference dividends and goodwill amortisation (c)	**1,525**	1,362
Basic Earnings Per Ordinary Share (Cents) (b)/(a)	**75**	75
Basic Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**104**	94

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than fair value (average share price during the period) and the full conversion of DBSH Non-voting Convertible Preference Shares ("CPS") and DBSH Non-voting redeemable CPS to ordinary shares.

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on the weighted average number of ordinary shares in issue is as follows:

	DBSH Group	
In million	**1st Qtr 2003**	**1st Qtr 2002**
Weighted average number of ordinary shares in issue	**1,469**	1,447
Dilutive effect of share options	**#**	1
Full conversion of DBSH Non-voting CPS	**20**	25
Full conversion of DBSH Non-voting redeemable CPS	**66**	66
Weighted average number of ordinary shares in issue assuming dilution (a)	**1,555**	1,539

Note:
1/ #: Amount under 500,000

1. EARNINGS PER ORDINARY SHARE (Continued)

The effect of the exercise of DBSH share options and conversion of DBSH Non-voting CPS and DBSH Non-voting redeemable CPS on DBSH Group's net profit attributable to members is as follows:

In S$'million	DBSH Group 1st Qtr 2003	 1st Qtr 2002
Net profit attributable to members (annualised)	**1,116**	1,112
Less: Preference dividends (annualised)	**20**	21
Net profit attributable to members after adjustment of preference dividends	**1,096**	1,091
Adjustment to net profit arising from:		
(i) Full conversion of DBSH Non-voting CPS	**5**	6
(ii) Full conversion of DBSH Non-voting redeemable CPS	**15**	15
Adjusted net profit attributable to members (b)	**1,116**	1,112
Add: Goodwill amortisation (annualised)	**429**	271
Adjusted net profit attributable to members (excluding goodwill amortisation) (c)	**1,545**	1,383
Diluted Earnings Per Ordinary Share (Cents) (b)/(a)	**72**	72
Diluted Earnings Per Ordinary Share (excluding goodwill amortisation) (Cents) (c)/(a)	**99**	90

2. EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA

At March 31, 2003, DBSH Group had assets in the Regional Countries amounting to S$9,605 million (December 31, 2002: S$8,282 million; March 31, 2002: S$8,565 million) and in Hong Kong and China amounting to S$27,223 million (December 31, 2002: S$27,161 million; March 31, 2002: S$32,113 million). The exposures are determined based on the location of the credit risk of the customers and counter parties regardless of where the transactions are booked.

In S$' million	DBSH Group Mar 31, 2003 Assets	 NPLs[1/]	 Dec 31, 2002 Assets	 NPLs[1/]	 Mar 31, 2002 Assets	 NPLs[1/]
Malaysia	**1,004**	**290**	952	329	899	403
Indonesia	**472**	**98**	422	110	497	108
Thailand (excluding DTDB)	**247**	**195**	303	197	327	223
Korea	**3,340**	**17**	2,341	17	1,978	22
The Philippines	**715**	**38**	700	37	1,133	28
Sub-Total	**5,778**	**638**	4,718	690	4,834	784
DTDB	**3,827**	**919**	3,564	905	3,731	995
Total Regional Countries	**9,605**	**1,557**	8,282	1,595	8,565	1,779
Hong Kong	**25,857**	**780**	25,777	772	30,862	1,011
China	**1,366**	**153**	1,384	167	1,251	115
Total	**36,828**	**2,490**	35,443	2,534	40,678	2,905

Note:
1/ NPLs include classified bank loans, contingent facilities and debt instruments.

2. EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at March 31, 2003 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	823	4	737	91	1,655	651	1,004	0.6%
Indonesia	152	119	240	73	584	112	472	0.3%
Thailand (excluding DTDB)	61	15	204	74	354	107	247	0.2%
Korea	2,926	625	480	12	4,043	703	3,340	2.1%
The Philippines	37	40	158	485	720	5	715	0.5%
Sub-Total	3,999	803	1,819	735	7,356	1,578	5,778	3.7%
DTDB	75	325	3,333	94	3,827	-	3,827	2.5%
Total Regional Countries	**4,074**	**1,128**	**5,152**	**829**	**11,183**	**1,578**	**9,605**	**6.2%**
Hong Kong[2]	1,108	2,140	22,890	13,713	39,851	13,994	25,857	16.6%
China	993	13	704	-	1,710	344	1,366	0.9%
Total	**6,175**	**3,281**	**28,746**	**14,542**	**52,744**	**15,916**	**36,828**	**23.7%**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

The DBSH Group's exposures to these countries at December 31, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)=(a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	743	4	677	89	1,513	561	952	0.6%
Indonesia	109	73	247	72	501	79	422	0.3%
Thailand (excluding DTDB)	98	23	244	73	438	135	303	0.2%
Korea	1,724	249	418	4	2,395	54	2,341	1.6%
The Philippines	20	49	143	493	705	5	700	0.5%
Sub-Total	2,694	398	1,729	731	5,552	834	4,718	3.2%
DTDB	59	282	3,141	82	3,564	-	3,564	2.3%
Total Regional Countries	**2,753**	**680**	**4,870**	**813**	**9,116**	**834**	**8,282**	**5.5%**
Hong Kong[2]	1,830	2,372	22,303	10,346	36,851	11,074	25,777	17.3%
China	1,001	27	718	-	1,746	362	1,384	0.9%
Total	**5,584**	**3,079**	**27,891**	**11,159**	**47,713**	**12,270**	**35,443**	**23.7%**

Notes:
1/ Non-bank loans include loans to government and quasi-government entities.
2/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

2. EXPOSURES TO MALAYSIA, INDONESIA, THAILAND, KOREA, THE PHILIPPINES (REGIONAL COUNTRIES), HONG KONG AND CHINA (Continued)

The DBSH Group's exposures to these countries at March 31, 2002 are as follows:

In S$'million	Loans and debt securities					Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure	
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank[1/]	Investments	Total		Amount	As a % of Total Assets
	(a)	(b)	(c)	(d)	(e)= (a+b+c+d)	(f)	(g)=(e-f)	(h)
Malaysia	762	10	749	90	1,611	712	899	0.6%
Indonesia	160	87	289	45	581	84	497	0.3%
Thailand (excluding DTDB)	75	9	289	79	452	125	327	0.2%
Korea	1,222	383	478	4	2,087	109	1,978	1.3%
The Philippines	79	98	119	843	1,139	6	1,133	0.8%
Sub-Total	2,298	587	1,924	1,061	5,870	1,036	4,834	3.2%
DTDB	58	275	3,311	88	3,732	1	3,731	2.4%
Total Regional Countries	**2,356**	**862**	**5,235**	**1,149**	**9,602**	**1,037**	**8,565**	**5.6%**
Hong Kong[2/]	3,036	3,894	24,750	10,751	42,431	11,569	30,862	20.0%
China	926	34	875	1	1,836	585	1,251	0.8%
Total	**6,318**	**4,790**	**30,860**	**11,901**	**53,869**	**13,191**	**40,678**	**26.4%**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

3. NON-PERFORMING LOANS AND PROVISIONS

At March 31, 2003, DBSH Group's total non-performing loans amounted to S$4,133 million (December 31, 2002: S$4,224 million; March 31, 2002: S$4,503 million). Out of the total NPLs of S$4,133 million:

- S$2,836 million (68%) [December 31, 2002: S$2,883 million (68%); March 31, 2002: S$3,094 million (69%)] were in the substandard category; and
- S$2,085 million (50%) [December 31, 2002: S$2,153 million (51%); March 31, 2002: S$2,442 million (64%)] were secured by collateral.

Total cumulative specific and general provisions at March 31, 2003 amounted to 121% (December 31, 2002: 121%; March 31, 2002:132%) of unsecured NPLs.

3. NON-PERFORMING LOANS AND PROVISIONS (Continued)

Details of DBSH Group's NPLs and provisions at March 31, 2003 are as follows:

In S$'million	Singapore	Hong Kong[1/]	Regional Countries: DTDB[2/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,486	780	919	638	310	4,133
- Substandard	1,017	344	821	445	209	2,836
- Doubtful	23	226	7	79	65	400
- Loss	446	210	91	114	36	897
NPLs as a % of:						
- Total loans in the respective countries	3.9%	3.4%	24.0%	8.7%	1.0%	4.0%
- Group total assets	1.0%	0.5%	0.6%	0.4%	0.2%	2.6%
Non-bank NPLs as a % of non-bank loans in the respective countries	4.0%	3.4%	26.4%	34.8%	8.5%	5.9%
Total Cumulative Provisions	866	462	559	428	162	2,477
- Specific provisions	513	231	378	242	110	1,474
- General provisions	353	231	181	186	52	1,003
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.2%	2.0%	14.6%	5.8%	0.5%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.6%
- NPLs in the respective countries	58%	59%	61%	67%	52%	60%
- Unsecured NPLs in the respective countries	153%	171%	112%	96%	61%	121%

Notes:

1/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

2/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

Details of DBSH Group's NPLs and provisions at December 31, 2002 are as follows:

In S$'million	Singapore	Hong Kong[1/]	Regional Countries: DTDB[2/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,546	772	905	690	311	4,224
- Substandard	1,051	348	815	466	203	2,883
- Doubtful	23	203	7	96	68	397
- Loss	472	221	83	128	40	944
NPLs as a % of:						
- Total loans in the respective countries	4.0%	3.4%	25.4%	12.4%	1.0%	4.1%
- Group total assets	1.0%	0.5%	0.6%	0.5%	0.2%	2.8%
Non-bank NPLs as a % of non-bank loans in the respective countries	4.2%	3.5%	27.0%	40.6%	8.7%	6.1%
Total Cumulative Provisions	879	449	553	458	161	2,500
- Specific provisions	527	227	372	273	112	1,511
- General provisions	352	222	181	185	49	989
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	2.2%	2.0%	15.5%	8.2%	0.5%	2.4%
- Group total assets	0.6%	0.3%	0.4%	0.3%	0.1%	1.7%
- NPLs in the respective countries	57%	58%	61%	66%	52%	59%
- Unsecured NPLs in the respective countries	149%	170%	119%	95%	59%	121%

Notes:

1/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

2/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

3. NON-PERFORMING LOANS AND PROVISIONS (Continued)

Details of DBSH Group's NPLs and provisions at March 31, 2002 are as follows:

In S$'million	Singapore	Hong Kong[1/]	Regional Countries: DTDB [2/]	Regional Countries: Others	Other Countries	Total
Non- Performing Loans (NPLs)	1,478	1,011	995	784	235	4,503
- Substandard	1,144	472	797	540	141	3,094
- Doubtful	10	324	19	109	26	488
- Loss	324	215	179	135	68	921
NPLs as a % of:						
- Total loans in the respective countries	3.5%	3.9%	26.7%	13.4%	0.6%	3.9%
- Group total assets	1.0%	0.7%	0.6%	0.5%	0.2%	2.9%
Non-bank NPLs as a % of non-bank loans in the respective countries	3.6%	4.1%	28.7%	35.8%	6.5%	5.9%
Total Cumulative Provisions	820	541	734 [3/]	471	155	2,721
- Specific provisions	447	299	552	255	113	1,666
- General provisions	373	242	182	216	42	1,055
Total Cumulative Provisions as a % of:						
- Total loans in the respective countries	1.9%	2.1%	19.7%	8.0%	0.4%	2.3%
- Group total assets	0.5%	0.4%	0.5%	0.3%	0.1%	1.8%
- NPLs in the respective countries	55%	53%	74%	60%	66%	60%
- Unsecured NPLs in the respective countries	155%	148%	158%	89%	92%	132%

Notes:

1/ Includes DHG, DBS Group Holdings (Hong Kong) Ltd and Hong Kong Branch operations.

2/ Includes special general provisions for regional exposures and additional specific provisions for DBS Thai Danu Public Company Limited ("DTDB")'s loans which are booked in Singapore.

3/ Includes provision of S$145 million in respect of foreclosed properties in DTDB.

Industry Analysis Of Non-Performing Loans

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In S$'million	DBSH Group Mar 31, 2003 Outstanding	Mar 31, 2003 Specific Provisions	Dec 31, 2002 Outstanding	Dec 31, 2002 Specific Provisions	Mar 31, 2002 Outstanding	Mar 31, 2002 Specific Provisions
Manufacturing	**948**	**404**	947	414	1,044	449
Building and Construction	**561**	**204**	589	203	704	228
Housing Loans	**188**	**50**	193	49	219	53
General Commerce	**720**	**290**	742	295	751	349
Transportation, Storage and Communications	**118**	**36**	142	37	244	65
Financial Institutions, Investment and Holding Companies	**435**	**124**	455	135	464	141
Professionals and Private Individuals (except Housing Loans)	**444**	**189**	427	186	428	185
Others	**719**	**177**	729	192	649	196
Total	**4,133**	**1,474**	4,224	1,511	4,503	1,666

DBS GROUP HOLDINGS

March 27, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose two sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

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- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] 152137779 / JOHN A. ROSS
- [ ] 153717923 / GAIL D.FOSLER
- [ ] 701913934 / JACKSON P. TAI
- [ ] H90000012 / LEUNG CHUN YING
- [ ] S0047567Z / SUPPIAH DHANABALAN
- [ ] S0070715E / NG KEE CHOE
- [ ] S0073274E / LEE KIM POO MOSES
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0291427A / FOCK SIEW WAH
- [ ] S0338521C / TOMMY KOH THONG-BEE, PROF
- [ ] S1040609I / DR YEO NING HONG
- [ ] S1137875G / CHEN TIEN LAP BERNARD
- [ ] S1784984J / THEAN LIP PING
- [ ] S1786987F / CLAIRE THAM LI MEI
- [ ] S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18226		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	**S0110026B** Retrieve Details
Identification Type : *	**NRIC**
Name : *	**TANG JEE HONG,MDM**
Nationality : *	**SINGAPOREAN (301)**
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	(•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	**229157** Retrieve Address
Block/House No. :	**1**
Street Name :	**HULLET ROAD**
Unit :	# **16** - **03**
Building/Estate Name :	**CHAR YONG GARDENS**

Foreign Address (* if Address Type is Foreign Address)

Address :	

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

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Postal Code :

Block/House No. :

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Unit : # -

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **5250**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **26/03/2003** (dd/mm/yyyy)

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1104623A** Retrieve Details

Identification Type : * **NRIC**

Name : * **Lim King Seng**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **426105** Retrieve Address

Block/House No. : **90**

Street Name : **LORONG H TELOK KURAU**

Unit : # -

Building/Estate Name :

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Address :

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Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

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Unit : # -

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Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 26

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2003 (dd/mm/yyyy)

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

◉ **Allottee is an Individual**
○ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1333081F [Retrieve Details]

Identification Type : * NRIC

Name : * CHUA SUI KHENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 440075 [Retrieve Address]

Block/House No. : 75

Street Name : MARINE DRIVE

Unit : # 08 - 21

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/03/2003 (dd/mm/yyyy)

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1182228b** [Retrieve Details]

Identification Type : * **NRIC**

Name : * **YEO SIOK WEE NELLY**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **159960** [Retrieve Address]

Block/House No. : **370G**

Street Name : **ALEXANDRA ROAD**

Unit : # **13** - **01**

Building/Estate Name : **ANCHORAGE CONDOMINIUM, THE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **6550**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **26/03/2003** (dd/mm/yyyy)

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To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0110026B	TANG JEE HONG,MDM	Individual
S1104623A	Lim King Seng	Individual
S1182228B	YEO SIOK WEE NELLY	Individual
S1333081F	CHUA SUI KHENG	Individual

Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469383804.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469383804.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000078016

Transaction No.	Company Registration No.	Company Name
C030079026	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

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Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100600		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : *	**Individual**
NRIC/FIN/Passport No. : *	**S0339758J** Retrieve Details
Identification Type : *	**NRIC**
Name : *	**SOH KIM SOON**
Nationality : *	**SINGAPOREAN (301)**
Mobile No :	
Occupation :	
Email Address :	
Address Type : *	(•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code :	**309219** Retrieve Address
Block/House No. :	**16**
Street Name :	**GENTLE DRIVE**
Unit :	# -
Building/Estate Name :	

Foreign Address (* if Address Type is Foreign Address)

Address :	

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 20000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0070715E [Retrieve Details]

Identification Type : * NRIC

Name : * NG KEE CHOE

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 466385 [Retrieve Address]

Block/House No. : 9

Street Name : **WILTSHIRE ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **75600**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **25/03/2003** (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0012104E** Retrieve Details

Identification Type : * **NRIC**

Name : * **MRS LAM SIOK LOON**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **307675** Retrieve Address

Block/House No. : **333**

Street Name : **THOMSON ROAD**

Unit : # **03** - **09**

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 5000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0012104E	MRS LAM SIOK LOON	Individual
S0070715E	NG KEE CHOE	Individual
S0339758J	SOH KIM SOON	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0070715E	NG KEE CHOE	Individual
S0339758J	SOH KIM SOON	Individual
S0012104E	MRS LAM SIOK LOON	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469365578.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469365578.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000076501

Transaction No.	Company Registration No.	Company Name
C030076171	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

03 NOV -5 AM 7:21

April 10, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/ EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
36,800	$7.69	$282,992.00	
36,800	Total value of shares exercised =	$282,992.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act

The directors have obtained the approval of the company in general meeting to issue shares.	(•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section of the Companies Act to issue shares.

Registration No. :	**199901152M**
Company Name :	**DBS GROUP HOLDINGS LTD**
Nature of Meeting : *	Members
Place of Meeting : *	6 Shenton Way DBS Building Towre One
	Singapore 068809
Date of Meeting: *	18/09/1999 (dd/mm/yyyy)
Resolution Type : *	Ordinary
Description : * (max 2000 characters)	DBSH Share Option Plan

Attachment : * (copy of resolution) **Note :** Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt*** Maximum File Size : 2048 KB	[ ] Browse... (Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S00070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable :	Hon kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36800		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * s0005984f [Retrieve Details]

Identification Type : * NRIC

Name : * LEE LEE SENG

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 555363 [Retrieve Address]

Block/House No. : 6

Street Name : **TAI HWAN HEIGHTS**

Unit : # -

Building/Estate Name : **TAI HWAN GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11550

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * s1109690e [Retrieve Details]

Identification Type : * NRIC

Name : * TAN LOK LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309082 [Retrieve Address]

Block/House No. : 38

Street Name : **GILSTEAD ROAD**

Unit : # 03- - 05

Building/Estate Name : **GILSTEAD 38**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/04/2003 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0129056H [Retrieve Details]

Identification Type : * NRIC

Name : * HO HAI YIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277388 [Retrieve Address]

Block/House No. : 21

Street Name : **MING TECK PARK**

Unit : # -

Building/Estate Name : **MING TECK PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/04/2003 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**

( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0012104E [Retrieve Details]

Identification Type : * NRIC

Name : * MRS LAM SIOK LOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 307675 [Retrieve Address]

Block/House No. : 333

Street Name : **THOMSON ROAD**

Unit : # 03 - 09

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/04/2003 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1105260F [Retrieve Details]

Identification Type : * NRIC

Name : * HUNG MOW SENG THOMAS

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 558540 [Retrieve Address]

Block/House No. : 22

Street Name : **CHUAN GARDEN**

Unit : # -

Building/Estate Name : **CHUAN GARDEN**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 1050

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469637076.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469637076.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000087304

Transaction No.	Company Registration No.	Company Name
C030097131	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

03 NOV -5 AM 7:21

April 3, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose one set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	119722		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0020553B** Retrieve Details

Identification Type : * **NRIC**

Name : * **KAN SHIK LUM**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **287686** Retrieve Address

Block/House No. : **51**

Street Name : **WATTEN DRIVE**

Unit : # -

Building/Estate Name : **WATTEN ESTATE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * **Company / Foreign Branch** [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **25200**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **02/04/2003** (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S01113251** Retrieve Details

Identification Type : * **NRIC**

Name : * **ELSIE LOW**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **267022** Retrieve Address

Block/House No. : **16**

Street Name : **OEI TIONG HAM PARK**

Unit : # -

Building/Estate Name : **OEI TIONG HAM PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 44100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0006280D** Retrieve Details

Identification Type : * **NRIC**

Name : * **LIM KIM QUEE**

Nationality : * **SINGAPOREAN (301)**

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **268946** Retrieve Address

Block/House No. : **32**

Street Name : **DUCHESS WALK**

Unit : # -

Building/Estate Name : **DUCHESS COURT**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 44100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1361114I** [Retrieve Details]

Identification Type : * **NRIC**

Name : * **Chan Peter**

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **467833** [Retrieve Address]

Block/House No. : **31**

Street Name : **LIMAU GROVE**

Unit : # -

Building/Estate Name : **LIMAU GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 6322

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0006280D	LIM KIM QUEE	Individual
S0111325I	ELSIE LOW	Individual
S0020553B	KAN SHIK LUM	Individual
S1361114I	Chan Peter	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469600276.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469600276.00**	**86084215.00**	**0.00**

03 APR -5 AM 7:21

April 2, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose one sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Ordinary**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

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(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong Christina

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0012104E**

Identification Type : * **NRIC**

Name : * **MRS LAM SIOK LOON**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **307675** Retrieve Address

Block/House No. : **333**

Street Name : **THOMSON ROAD**

Unit : # **03** - **09**

Building/Estate Name : **PEAK COURT CONDOMINIUM**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	10000	10000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **10000**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **01/04/2003** (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Shareholder Category : * Individual

NRIC/FIN/Passport No. : * S0129056H

Identification Type : * NRIC

Name : * HO HAI YIAN

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 277388 Retrieve Address

Block/House No. : 21

Street Name : MING TECK PARK

Unit : # -

Building/Estate Name : MING TECK PARK

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	4000	4000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S0271618F**

Identification Type : * **NRIC**

Name : * **CHONG KIE CHEONG**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **269980** Retrieve Address

Block/House No. : **36**

Street Name : **ALLAMANDA GROVE**

Unit : # -

Building/Estate Name : **ALLAMANDA GROVE**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	50400	50400

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **50400**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **01/04/2003** (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1179193Z**

Identification Type : * **NRIC**

Name : * **TAN YEE LAY**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : **150013** Retrieve Address

Block/House No. : **13**

Street Name : **JALAN BUKIT MERAH**

Unit : # **08** - **5042**

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	4000	4000

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 4000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 01/04/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1331694E**

Identification Type : * **NRIC**

Name : * **Tong Chi Lian Nee Lam**

Nationality : * **SINGAPOREAN (301)**

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 266939 [Retrieve Address]

Block/House No. : 39

Street Name : PRINCESS OF WALES ROAD

Unit : # -

Building/Estate Name : PRINCESS OF WALES PARK

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment

Ordinary	SINGAPORE DOLLAR (099)	1	28350	28350

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **1**

b) No. of shares allotted : **28350**

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR (099)**

e) Date of allotment : **01/04/2003** (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0271618F	CHONG KIE CHEONG	Individual
S1331694E	Tong Chi Lian Nee Lam	Individual
S0012104E	MRS LAM SIOK LOON	Individual
S0129056H	HO HAI YIAN	Individual
S1179193Z	TAN YEE LAY	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469480554.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469480554.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000082284

Transaction No.	Company Registration No.	Company Name
C030087190	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

DBS GROUP HOLDINGS

March 25, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Wee Shanny (Ms)
Bank Executive
Secretariat
(65) 6878 6141(DID)

Enc

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : * 6 SHENTON WAY DBS BUILDING TOWER ONE
SINGAPORE 068809

Date of Meeting: * 18/09/199 (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : * (max 2000 characters)
DBSH SHARE OPTION PLAN

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...
ORDINARY RESOLUTION 320030325092959.doc
(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S00047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable :

HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	39750		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Authorised Capital

Currency	Nominal value per share	Amount
SINGAPORE DOLLAR (099)	1	5000000000

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1193878G**

Identification Type : * **NRIC**

Name : * FONG WHYE CHOO

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 467772 Retrieve Address

Block/House No. : 10

Street Name : **LIMAU WALK**

Unit : # -

Building/Estate Name : **KEW COTTAGES**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

Share

Ordinary	SINGAPORE DOLLAR (099)	1	25200

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 25200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/03/200 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Shares payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S1236291I**

Identification Type : * **NRIC**

Name : * TAN BOON LIAN AMOS

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 806769 Retrieve Address

Block/House No. : 22

Street Name : **STRATTON WALK**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

	Share		
Ordinary	SINGAPORE DOLLAR (099)	1	11550

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 11550

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/03/200 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * **S2166473A**

Identification Type : * **NRIC**

Name : * WONG SIEW LIEN

Nationality : * SINGAPOREAN (301)

Mobile No. :

Occupation :

Email Address :

Address Type : *
- (•) Local
- ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 597708 Retrieve Address

Block/House No. : 18

Street Name : **LORONG PISANG UDANG**

Unit : # -

Building/Estate Name : **HOOVER PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per	Share Group	Shares Allotted

		Share	
Ordinary	SINGAPORE DOLLAR (099)	1	3

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabete.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 25/03/200 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1193878G	FONG WHYE CHOO	Individual
S1236291I	TAN BOON LIAN AMOS	Individual
S2166473A	WONG SIEW LIEN	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1193878G	FONG WHYE CHOO	Individual
S1236291I	TAN BOON LIAN AMOS	Individual
S2166473A	WONG SIEW LIEN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469264978.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469264978.00**	**86084215.00**	**0.00**

PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000076328

Transaction No.	Company Registration No.	Company Name
C030075796	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

TAX INVOICE / RECEIPT

Receipt No : RCB0000000076328 Date/Time : 25/03/2003 16:06
Agency : RCB - RCB
Application : RCB-BIZFILE-PAYMNT1B
Paid via : PCTrans
Card No : 4541833000734998
EP Ref No : 303032515078092

Address : DBS GROUP HOLDINGS LTD
: 6 SHENTON WAY
: DBS BUILDING
: SINGAPORE 068809

Sno	Code/Description	Unit Price(S$)	Qty	Amount(S$)
1.	Lodgment Of Return Of Allotment Of Share **COMPANY NAME** : DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

This is a computer-generated receipt. No signature is required.

PSi Ref No : 6a004c94de5587602532003-161117-651196248

Please print a copy of the receipt for your reference.

03 APR -8 AM 7:21

11 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose one set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Wee Shanny
Bank Executive
Secretariat
(65) 6878 6141(DID)

Enclosures

tlm/shw

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**199901152M**
Company Name :	**DBS GROUP HOLDINGS LTD**
Nature of Meeting : *	Members
Place of Meeting : *	6 SHENTON WAY DBS BUILDING TOWER ONE SINGAPORE 068809
Date of Meeting: *	18/09/199 (dd/mm/yyyy)
Resolution Type : *	Ordinary
Description : * (max 2000 characters)	DBSH SHARE OPTION PLAN
Attachment : * (copy of resolution)	Browse... (Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable :	HON KWEE FONG CHRISTINA

Declaration

I, CLAIRE THAM LI MEI, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20950		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S0123666J [Retrieve Details]

Identification Type : * NRIC

Name : * LIM LIAN LIAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 488218 [Retrieve Address]

Block/House No. : 96

Street Name : **JALAN SIMPANG BEDOK**

Unit : # -

Building/Estate Name : **CANARY PARK**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 10600

c) Class of shares allotted : Ordinary ✓

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/200 (dd/mm/yyyy)

Save | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- (•) **Allottee is an Individual**
- ( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1109690E [Retrieve Details]

Identification Type : * NRIC

Name : * TAN TOK LAN

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309082 [Retrieve Address]

Block/House No. : 38

Street Name : **GILSTEAD ROAD**

Unit : # 03 - 05

Building/Estate Name : **GILSTEAD 38**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : *
Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 8350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/04/200 (dd/mm/yyyy)

[Save] [Reset] [Back]

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Nationality is required.

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S01557507D [Retrieve Details]

Identification Type : * NRIC

Name : * HO KUM KOON

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 579727 [Retrieve Address]

Block/House No. : 10H

Street Name : **BRADDELL HILL**

Unit : # 11 - 32

Building/Estate Name : **BRADDELL VIEW**

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * [Company / Foreign Branch] [Search]

Registration No. : * [ ] [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : [1]

b) No. of shares allotted : [2000]

c) Class of shares allotted : [Ordinary]

d) Currency : [SINGAPORE DOLLAR (099)]

e) Date of allotment : [08/04/200] (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0123666J	LIM LIAN LIAN	Individual
S0157507D	HO KUM KOON	Individual
S1109690E	TAN TOK LAN	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S0123666J	LIM LIAN LIAN	Individual
S1109690E	TAN TOK LAN	Individual
S0157507D	HO KUM KOON	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469741904.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469741904.00**	**86084215.00**	**0.00**

March 21, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose a set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Jancy Wang (Ms)
Bank Executive
Secretariat
(65) 6878 5246(DID)

Enc

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * **Members**

Place of Meeting : * **6 Shenton Way DBS Building Tower One**
Singapore 068809

Date of Meeting: * **18/09/1999** (dd/mm/yyyy)

Resolution Type : * **Director's**

Description : * (max 2000 characters)
DBSH Share Option Plan

Attachment : * (copy of resolution)

Browse...
ORDINARY RESOLUTION 320030321150755.doc
(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ 152137779 / JOHN A. ROSS
- ☐ 153717923 / GAIL D.FOSLER
- ☐ 701913934 / JACKSON P. TAI
- ☐ H90000012 / LEUNG CHUN YING
- ☐ S0047567Z / SUPPIAH DHANABALAN
- ☐ S0070715E / NG KEE CHOE
- ☐ S0073274E / LEE KIM POO MOSES
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0291427A / FOCK SIEW WAH
- ☐ S0338521C / TOMMY KOH THONG-BEE, PROF
- ☐ S1040609I / DR YEO NING HONG
- ☐ S1137875G / CHEN TIEN LAP BERNARD
- ☐ S1784984J / THEAN LIP PING
- ☐ S1786987F / CLAIRE THAM LI MEI
- ☐ S2622983I / HUI JEANNIE

Please enter names of other corporate representatives who signed the resolution, if applicable : Hon Kwee Fong CHristina

Declaration

I, CLAIRE THAM LI MEI, Secretary of the company, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**5000000000**	**1**	**SINGAPORE (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	47100		
Amount paid or due and payable on each share			
paid :	1		
due and payable :	0		
Amount of premium paid or payable on each share :	6.69		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S1182228B [Retrieve Details]

Identification Type : * NRIC

Name : * YEO SIOK WEE NELLY

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 159960 [Retrieve Address]

Block/House No. : 370G

Street Name : ALEXANDRA ROAD

Unit : # 13 - 01

Building/Estate Name : ANCHORAGE CONDOMINIUM, THE

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * [Retrieve Details]

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

(•) **Allottee is an Individual**
( ) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * S2016710F [Retrieve Details]

Identification Type : * NRIC

Name : * ERIC ANG TEIK LIM

Nationality : * SINGAPOREAN (301)

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : 309894 [Retrieve Address]

Block/House No. : 19

Street Name : **BARKER ROAD**

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * | Company / Foreign Branch | Search

Registration No. : * | | Retrieve Details

Name :

Address Type :

Local Address (* if Address Type is Local Address)

Postal Code :

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are coowned by 2 or more persons, please assign an alphabet e.g. Ato denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 1

b) No. of shares allotted : 44100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/03/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

To Add Allottee Add

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S1182228B	YEO SIOK WEE NELLY	Individual
S2016710F	ERIC ANG TEIK LIM	Individual

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
S2016710F	ERIC ANG TEIK LIM	Individual
S1182228B	YEO SIOK WEE NELLY	Individual

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**1.00**		
Amount of Authorised Share Capital :	**5000000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**1469225228.00**	**86084215.00**	**0.00**
Amount of Paid-up Share Capital :	**1469225228.00**	**86084215.00**	**0.00**

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PAYMENT ACKNOWLEDGMENT

Important Notice :

If you do not see any Receipt No. in this page, please do not repeat the same transaction until you have checked with RCB Officer via email address RCB_FMD_Feedback@rcb.gov.sg.

Receipt No. : RCB0000000074131

Transaction No.	Company Registration No.	Company Name
C030072035	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.